NO ACT

DC
PE
1-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041730

Received SEC

MAR 07 2008

Washington, DC 20549

March 7, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2008

Keith S. Crow
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Re: ConocoPhillips
Incoming letter dated January 3, 2008

Dear Mr. Crow:

This is in response to your letter dated January 3, 2008 concerning the shareholder proposal submitted to ConocoPhillips by Roger K. Parsons. We also have received a letter from the proponent dated January 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

Enclosures

cc: Roger K. Parsons, Ph. D.
PMB 188
6850 North Shiloh Road, Suite K
Garland, Texas 75044-2981

KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

(312) 861-2000

www.kirkland.com

Facsimile:
(312) 861-2200

January 3, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mr. Roger K. Parsons*
Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that ConocoPhillips (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareholders Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Mr. Roger K. Parsons (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before ConocoPhillips expects to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of ConocoPhillips pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2008 Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(4), because the Proposal relates to the redress of the Proponent's personal claims and grievances against the Company, which is not shared by other shareholders at large;

- Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under the laws of Delaware; and

- Rule 14a-8(i)(3), because the Proposal is contrary to Rule 14a-9, which forbids false or misleading statements in proxy soliciting materials.

THE PROPOSAL

The Proposal directs the Board of Directors to (1) "establish a committee ("Special Committee") of non-employee members to oversee an investigation of Company involvement, since 1988, with states that have sponsored terrorism" and (2) "provide sufficient funds for the Special Committee to hire an independent firm with experience in conducting internal investigations to serve as Special Counsel to Shareholders". The Proposal further directs the Special Committee to (a) oversee a special counsel investigation of "Company involvement with states, including Libya and Iran, that have sponsored terrorism, and including involvement that employed foreign corporate entities as surrogates for the Company involvement in these states..." and (b) submit a report on the investigation to investors before September 11, 2008.

A copy of the Proposal and all related correspondence from the Proponent is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against a company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. Exchange Act Release No. 34-19135 (October 14, 1982). Although the Proposal purports to focus on the Company's involvement with states that sponsor terrorism, the Company believes that it is designed solely for the benefit of the Proponent and relates to a long-standing and well-documented dispute with the Company and its predecessors and affiliates.

The Proponent's personal grievance arises from a 1991 plane crash (the "1991 Plane Crash") that killed his wife -- herself an employee of Conoco Inc. -- and the litigation that followed. As discussed in detail below, the Proponent has alleged that the details of the 1991 Plane Crash were covered up with the assistance of the U.S. government in connection with what the Proponent refers to as the "Iran-Conoco Affair". In the Proposal, the Proponent directs shareholders to his website called Iran-Conoco-Affair.US. The home page of the site prominently features a photograph of the airplane which crashed. The site also features an article authored by the Proponent called "The Iran-Conoco Affair". In this article, the Proponent alleges that Conoco, together with President George H.W. Bush and various agencies of the federal government, were involved in clandestine dealings with Iran. Mr. Parsons alleges that the plane carrying his wife -- which crashed in Malaysia prior to a re-fueling stop -- was also carrying another Conoco executive on route to Dubai for clandestine discussions with officials of Iran's state-owned oil company. He further alleges that the details of the plane crash were covered up because the other Conoco executive was "carrying notes and documents for the meeting with the Iranians that implicated the Bush administration with knowledge of [Conoco's] plan." A copy of the Proponent's article is attached to this letter as Exhibit B.

At the time of the 1991 Plane Crash, E .I. du Pont de Nemours and Company ("DuPont") was the sole shareholder of Conoco Inc., the Company's predecessor. Since that time, the entities against which the Proponent bears a personal grievance have undergone changes in their corporate structures. In 1998, DuPont sold its stake in Conoco Inc. in a public offering. In 2002, Conoco Inc. and Phillips Petroleum Company ("Phillips") merged, forming the Company. Although the entities have changed, the grievance is the same, as is demonstrated below by the information furnished to us by the Company.

a. ***Litigation***

As described in *Parsons v. Turley*, 109 S.W.3d 804 (Tex. App-Dallas 2003), the plane that crashed in 1991, killing the Proponent's wife, was owned by DuPont, and Conoco Inc. was allegedly responsible for overseeing the health and physical competency of DuPont's pilots. Believing that the 1991 Plane Crash was a result of negligence by DuPont and Conoco Inc., the Proponent, represented by Mr. Windle Turley, filed suit against DuPont in Texas state court. Subsequently, that case was removed to federal court. In a separate action, the Proponent filed suit against Conoco Inc. in Texas state court and then attempted, unsuccessfully, to join both suits in federal court. *Id.*

In the federal court suit against DuPont, a jury entered a verdict in favor of the Proponent on his negligence and gross negligence claims, and awarded $4,750,000 in actual damages to the Proponent and $1 million to his wife's parents. However, the federal court sustained DuPont's motion for judgment as a matter of law on the jury's gross negligence findings, holding that the evidence was legally insufficient to support such a finding. In 1994, the federal court entered judgment awarding the Proponent only the actual damages found by the jury along with prejudgment interest, postjudgment interest and court costs. The Proponent appealed the court's gross negligence ruling, this time hiring a new lawyer to represent his case on appeal. *Id.* In 1996, the Fifth Circuit Court of Appeals affirmed the lower court's judgment. When DuPont refused to compound prejudgment interest in calculating damages as the Proponent had requested, the federal court again sided against the Proponent. The Proponent again appealed, and the Fifth Circuit again affirmed the lower court. *Id.*

Meanwhile, the Proponent's case against Conoco Inc. in Texas state court was far less successful. The trial court granted Conoco Inc.'s motion for summary judgment in 1994 and entered final judgment dismissing the Proponent's remaining claims the following year. The Proponent's motion for new trial was denied, and his appeal was dismissed for lack of jurisdiction. *Id.*

Following the seeming conclusion of these suits, the Proponent came to believe that Conoco Inc. had foreknowledge that the pilot of the plane had an alcohol problem. In 1998, based on this new belief, the Proponent sued Mr. Turley, his trial attorney, alleging, among other things, that Mr. Turley negligently failed (1) to discover and use the evidence of the pilot's alcohol problem and (2) to bring suit originally against both DuPont and Conoco Inc. in state court. The trial court granted Mr. Turley's motion for summary judgment in 1999, but as recently as 2004, the Proponent attempted to appeal this judgment without success. *See* Petition for Review, *Parsons v. Turley* (Tex. No. 03-0911, 2003) (pet. denied May 28, 2004).

Having failed in his attempts to resolve his claim against DuPont and Conoco Inc. through lawsuits, all of which arise from the 1991 Plane Crash, the Proponent has attempted to air this personal grievance through at least five shareholder proposals, countless correspondence, and other such actions, which are as set forth in greater detail in *E.I. du Pont de Nemours and Company* (February 9, 1994) (the "1994 No-Action Letter"), *E.I. du Pont de Nemours and Company* (January 31, 1995) (the "1995 No-Action Letter"), *E.I. du Pont de Nemours and Company* (January 22, 2002) (the "2002 No-Action Letter") and *ConocoPhillips* (February 23, 2006) (the "2006 No-Action Letter"). Copies of these no-action letters are attached to this letter as Exhibit C.

b. ***Proponent's prior shareholder actions***

- **Shareholder Proposal #1**. On February 28, 1992, the Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that he would introduce a proposal ("Proposal #1") at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted the Proponent by phone to advise him that the proposal had not been timely filed and the Proponent agreed to treat the proposal as being submitted for the 1993 Annual Meeting. The Proponent also indicated his intent to speak at the 1992 Annual Meeting concerning management of DuPont's aviation operation.

- **1992 Letter to Directors.** On March 16, 1992, the Proponent sent a letter to individual members of DuPont's Board of Directors with Proposal #1 attached. In his letter, the Proponent refers to "management problems in the aviation operation," his "great personal interest in seeing these problems resolved" and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

- **1992 Letter to Shareholders.** On April 29, 1992, the day of DuPont's 1992 Annual Meeting, without DuPont's prior knowledge, the Proponent distributed a printed letter addressed to "Fellow Shareholders," explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation" with an attached pre-addressed card that could be torn off and mailed to DuPont's Chairman and CEO. The same material was distributed at the National Business Aircraft Association convention in Dallas during the week of September 14, 1992.

- **1992 Annual Meeting.** The Proponent addressed DuPont's 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter."

- **1993 Letter to Directors.** On March 12, 1993, the Proponent sent a detailed letter to individual members of DuPont's Board of Directors relating to his involvement in the investigation of the 1991 Plane Crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation."

- **1993 Annual Meeting.** The Proponent addressed DuPont's 1993 Annual Meeting concerning his desire for a thorough investigation of the 1991 Plane Crash and acknowledged his personal interest in the matter. The Proponent also made repeated efforts to inject comments concerning the related litigation and investigation.

- **1993 Letter to Shareholders.** The Proponent distributed a printed letter to shareholders containing allegations about DuPont and Conoco Inc. and their role in the 1991 Plane Crash. This letter included a pre-addressed response card that could be torn off and mailed to DuPont's directors. The same material was distributed at the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993.

- **Shareholder Proposal #2.** On November 4, 1993, the Proponent sent by facsimile transmission a proposal ("Proposal #2") relating to the investigation of the 1991 Plane Crash and the election to office of two members of DuPont's Board of Directors for consideration at DuPont's 1994 Annual Meeting. DuPont made a no-action request regarding Proposal #2. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 1994 No-Action Letter.

- **1994 Annual Meeting.** The Proponent addressed DuPont's 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in DuPont's aviation operations and referenced the 1991 Plane Crash.

- **Shareholder Proposal #3.** On November 18, 1994, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #3") that called for DuPont to issue a report on its activities in Malaysia in connection with the 1991 Plane Crash. DuPont made a no-action request regarding Proposal #3. The Staff concurred that Proposal #3 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 1995 No-Action Letter. Moreover, the Staff granted forward-looking relief relating to any subsequent proposals by the Proponent relating to this personal grievance: "*This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.*" *Id.* (emphasis added).

- **Shareholder Proposal #4.** On February 1, 2001, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #4") that called for DuPont to contract "an independent safety auditing firm to investigate the deaths of all DuPont employees killed while working on company business during the past ten years." DuPont made a no-action request regarding Proposal #4, and the Staff responded: "Noting that the proposal appears to be similar to the same proponent's proposal in E.I. DuPont de Nemours and Company (available January 31, 1995), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary." *See* 2002 No-Action Letter.

- **Shareholder Proposal #5.** On November 29, 2005, the Proponent sent by facsimile transmission to ConocoPhillips a proposal ("Proposal #5") that called for ConocoPhillips to investigate, independent of in-house counsel, and report to all shareholders as to legal liabilities which the Proponent alleged to have been omitted from the February 2002 prospectus relating to the merger of Conoco Inc. and Phillips. ConocoPhillips made a no-action request regarding Proposal #5. The Staff concurred that Proposal #5 related to ordinary business matters and could be omitted pursuant to Rule 14a-8(i)(7). *See* 2006 No-Action Letter.

c. ***The personal nature of the Proposal***

In the Proposal, the Proponent directs shareholders to his website named Iran-Conoco-Affair.US. The home page of the site prominently features a photograph of the airplane that crashed. The site also features an article authored by the Proponent called "The Iran-Conoco Affair". In this article, the Proponent alleges that Conoco, together with President George H.W. Bush and various agencies of the federal government, were involved in clandestine dealings with Iran. Mr. Parsons alleges that the plane carrying his wife -- which crashed in Malaysia prior to a re-fueling stop -- was also carrying another Conoco executive on route to Dubai for clandestine discussions with officials of Iran's state-owned oil company. The Proponent further alleges that the details of the plane crash were covered up because the other Conoco executive was "carrying notes and documents for the meeting with the Iranians that implicated the Bush administration with knowledge of [Conoco's] plan." *See* the Proponent's article.

The Proponent's "Iran-Conoco Affair" article goes on to discuss the alleged motive for the cover-up. It also shows the intertwined nature of his allegations regarding the Company's involvement with Iran and both (1) his allegations in the litigation concerning the 1991 Plane Crash regarding the pilot's alcohol problem and (2) several of his previous shareholder proposals (i.e., Shareholder Proposals #1 and #2, calling for an investigation of the 1991 Plane Crash, Shareholder Proposal #3, calling for a report on DuPont's activities in Malaysia in connection with the 1991 Plane Crash, and Shareholder Proposal #4, calling for an investigation of the deaths of all DuPont employees killed while working on company business during the past ten years). The Proponent's article states:

> "Within two hours, Nicandros [Conoco's CEO at the time] learned that Dietrich's [the Conoco executive alleged to be traveling to meet with the Iranians] plane was missing and had probably crashed. He immediately understood that he and Bush had a big problem if Dietrich's documents fell into the wrong hands. However, the documents were more damaging to Bush than they were to Conoco, because they would reveal Bush's knowledge of the Iran-Conoco deal and reveal Bush's intent to subvert rather than enforce the sanction laws of the United States.
>
> Bush's past dealings with Iran would likely be an issue in the 1992 political campaign against him; Bush could not afford more revelations of his direct involvement in giving Nicandros an illegal

> business advantage in Iran. It would have been difficult for Bush to claim he "... was out of the loop." Nicandros understood Bush's situation and he knew that Bush would be eager to lend Nicandros the assistance of any governmental agency under Bush's control to recover Dietrich's documents.
>
> Within twenty-four hours of the crash and more than twenty-four hours before the location of the crash site was disclosed to the public, Nicandros and his lawyers learned that much more damaging evidence than Dietrich's documents was strewn on the forest floor at the crash site. While reviewing Conoco medical files of the Conoco and DuPont employees on the plane Conoco General Counsel, Howard J. Rudge, learned that their physicians had incontrovertible evidence since August that Captain Fox [the captain of the plane] suffered from alcoholism.
>
> ...
>
> Under the ruse that he needed help from several US Federal agencies to recover the incriminating documents from the crash site, Nicandros used the assigned Federal agency employees to assist in carrying out a second, parallel cover-up. Nicandros wanted all evidence destroyed that indicated Fox was drunk when he crashed the plane..." (Bracketed text added for explanatory purposes)

At the end of his "Iran-Conoco Affair" article, the Proponent includes a section called "About the Author". This section of the article explains the Proponent's reasons for writing the article as follows:

> "In January 1992, Parsons was fired from Conoco after asking that Conoco and DuPont executive management to investigate why two unprepared, inappropriately trained, and probably unhealthy pilots were sent on an extensive overseas trip. Ann Parsons, Roger Parsons' wife and a manager with Conoco, was one of the twelve people killed in the DuPont plane crash in Malaysia."
>
> "Since 1991, Parsons has devoted his efforts to the investigation and analysis of the causes of the DuPont plane crash in Malaysia, including spending seven days at the crash site surveying the debris field. Parsons has written a detailed report on his analysis

> of the ground track for the DuPont aircraft... Parsons continues to petition authorities with the UN ICAO, the US FAA and NTSB, the Malaysian DCA and the Attorney General and the DuPont Board of Directors to conduct a thorough investigation and issue a report on the circumstances of and causes for the DuPont aircraft crash."

It is apparent, given the numerous similar proposals, lawsuits, correspondence and other actions taken by the Proponent that the "investigation of Company involvement, since 1988, with states that have sponsored terrorism" refers to the Company's alleged associations and actions relating to the 1991 Plane Crash. As result of the Proponent's failure to resolve his personal grievance either in court, through his actions against the Company's former parent, predecessor and affiliate, DuPont, which have been prospectively precluded by the Staff, or through his actions against ConocoPhillips itself, it seems clear that the Proponent is now seeking satisfaction by way of the Proposal.

Although the Proponent attempts to conceal the personally beneficial nature of the Proposal through allegations of the Company's association with countries that support terrorism, the Proponent's true motive, given the overwhelming body of documentation cited above, is a personal grievance. The Proposal is designed to result in a benefit to the Proponent and to further a personal interest which benefit or interest is not shared with the other security holders at large, and is therefore excludable under Rule l4a-8(i)(4). *See Southern Company* (March 19, 1990) (allowing the exclusion of a proposal requiring the company to form a shareholder committee to investigate complaints against management, the proponent of which was a disgruntled former employee who had raised numerous claims during the prior seven years and had sent the company more than 40 letters, faxes, requests, and proposals seeking redress for his personal grievance); *International Business Machines Corp.* (December 12, 2005) (allowing the exclusion of a proposal and affirming prospective relief after the same proponent who after unsuccessfully litigating his wrongful termination claim, submitted stockholder proposals 12 times in as many years relating to the same personal grievance over his termination).

In this case, just as the Staff noted in the 2002 No-Action Letter, the same Proponent is submitting a similar proposal based on the same personal grievance. Given the relatedness of DuPont and the Company as corporate entities, not to mention the Proponent's attempt to make them co-defendants, there is no valid reason to not apply the forward-looking relief granted in the 1995 No-Action Letter. Regardless of the applicability of any prior relief, however, for the foregoing reasons, the Company believes that the Proposal may be excluded from the 2008 Proxy Materials in accordance with Rule l4a-8(i)(4) because the Proposal relates to a personal grievance against the Company.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1).

The Proposal calls for a shareholder vote directing the Board of Directors to establish a special committee. However, under the General Corporation Law of Delaware, the power to appoint a special committee of the board of directors is vested in the corporation's board. 8 Del. C. § 141(c)(2) states that the board has the power to "designate one or more committees, each committee to consist of one or more of the directors of the corporation."

The language of the Proposal is mandatory and not precatory, and, therefore, the Proposal is excludable under Rule 14a-8(i)(1) because it seeks to usurp the discretion of the Board of Directors in violation of Delaware law. Significantly, section G of Staff Legal Bulletin No. 14 states:

> "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

Moreover, the Staff has concurred on numerous occasions that binding proposals which usurp or infringe upon the statutory powers of a board of directors to establish committees are excludable. *See, e.g., Triple-S Management Corp.* (March 10, 2006) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish a committee to revise the terms of contracts with service providers, unless the proponent recast the proposal as a recommendation or request); *Ford Motor Co.* (March 19, 2001) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish a committee to evaluate and make recommendations regarding the potential conflicts of interest, unless the proponent recast the proposal as a recommendation or request); *UST, Inc.* (March 13, 2000) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee to investigate and report on the UST policies related to retail outlet product placement, unless the proponent recast the proposal as a recommendation or request); *RJR Nabisco Holding Corp.* (February 23, 1998) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee of auditors and independent directors to determine the company's direct or indirect involvement in cigarette smuggling and to report its findings to shareholders, unless the proponent recast the proposal as a recommendation or request).

An opinion of the Company's counsel in Delaware that confirms our view is attached to this letter as Exhibit D.

The Proposal is written in language which, if approved by shareholders, would be binding on ConocoPhillips' Board of Directors. Consequently, the Proposal should be excluded pursuant to Rule 14a-8(i)(1).

III. **The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).**

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if it violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The notes to Rule 14a-9 expressly prohibit material that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has granted no-action relief in the past where a statement impugned the character, integrity or personal reputation of a company's directors and management without factual foundation. *See First Energy Corp.* (February 23, 2004) (instructing the proponent to delete "[c]ompany officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders" based on the argument that the statement impugned the character and reputation of the company's board and executives); *General Electric Co.* (January 25, 2004) (instructing the proponent to delete statements based on the argument that the statement impugned the character of the company's board and management); *Honeywell Int'l, Inc.* (January 15, 2003) (directing the proponent to delete multiple statements from his proposal based on the company's argument that such statements impugned the character and integrity of the company's board).

Like the proposal in *First Energy Corp.*, the Proposal alleges improper, unethical and possibly illegal conduct and impugns the character and integrity of ConocoPhillips' directors and management. The Proposal states:

> "Since 1988, the Company has been involved with states that have sponsored terrorism that has resulted in the killing or maiming of tens of thousands of innocent people. Using the Company's political influence with the administrators of the federal agencies responsible for enforcing the anti-terrorism laws, Company officers have gained the benefits of these agencies turning a blind-eye to Company involvement with these rogue states. In exchange Company officers extended promises of Company involvement including, the transfer of financial and technological assets, as bait for surreptitious involvement that the federal agencies use as a cover for conducting espionage against these states. The failure of the Board of Directors to disclose the liabilities accruing to the Company's reputation and assets that arise from this surreptitious

> entanglement of the interests of politically motivated bureaucrats and shareholders is fraud against the shareholders."

Furthermore, the second WHEREAS clause of the Proposal alleges that "since 1988, the Company has repeatedly failed to fully disclose all Company involvement with" Libya and Iran. Like the statements quoted above, these allegations impugn the character and integrity of the Company's Board and management. Other statements in the Proposal that should be excludable under Rule 14a-8(i)(3) include the allegations that Petronas, an energy company based in Malaysia, and Lukoil, an energy company based in Russia, are "willing to act as intermediaries or surrogates for continuing Company involvement in Iran" and are engaged with the Company in a "scheme to transfer shareholder assets, including financial and technical assets, into Iran..."

These unsubstantiated allegations of management conspiracy and illicit association are like the allegations of management's funding of adverse groups that was found excludable in *First Energy Corp.* In both proposals, the proponent makes unsubstantiated allegations that the company's management has illicit associations with groups whose agendas are adverse to the company's shareholders, implying that the company's directors are unethical and have breached their fiduciary duties to the shareholders. As a result, like the allegations in *First Energy Corp.*, the allegations in the Proposal should be excluded.

In addition to excludable statements in the Proposal, the Proponent also directs shareholders to visit his website named Iran-Conoco-Affair.US. The home page of the site refers to the "Iran-Conoco Affair" as a "dirty rotten scandal". This site impugns the character and integrity of:

- the Company's Board and management,
- two of the judges presiding over the Proponent's litigation against the Company,
- the Proponent's former legal counsel, and
- senior government officials.

For example, the site includes a section called the "Rogues Gallery" which features photos of some of these individuals.

To ensure that shareholders are not misled by these false and misleading statements into believing that ConocoPhillips' directors and management are unethical and in breach of fiduciary duties, the Company believes that it may properly exclude the Proposal pursuant to Rule 14a-8(i)(3). The Company does not believe that these false statements can reasonably be expunged by editing because the Proposal is permeated by such statements. *See* Division of Corporate

Finance, Staff Legal Bulletin No. 14, July 13 2001, p. 20. However, in the alternative, the Company requests that the Proponent be required to omit or correct the various portions of the Proposal that are false and misleading. *See, e.g., First Energy Corp.*

CONCLUSION

Based upon the foregoing analysis, it is respectfully submitted that the Proposal may be omitted from ConocoPhillips' 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

If you have any questions, require further information, or wish to discuss this matter, please call me at 312-861-2181. My facsimile number for future correspondence is 312-861-2200.

Sincerely,

Keith S. Crow, P.C. /rsr

Keith S. Crow P.C.

Enclosures

cc: Roger K. Parsons
PMB 188
6850 North Shiloh Road, Suite K
Garland, Texas 75044-2981

Nathan P. Murphy
ConocoPhillips

INDEX OF EXHIBITS TO NO-ACTION REQUEST LETTER SUBMITTED ON BEHALF OF CONOCOPHILLIPS DATED JANUARY 3, 2008

EXHIBIT A

The Proposal

See attached.

LEGAL CLAIMS ASSIGNEE 1, L.L.C.

PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
USA

TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

PLEASE DELIVER TO: Janet L. Kelly, Corporate Secretary
Office of the ConocoPhillips
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

NOTE: RE: 2008 CONOCOPHILLIPS SHAREHOLDER PROPOSAL

FAX #: (281) 293-4111

PAGES: 4

DATE: November 27, 2007

Roger K. Parsons, Ph. D.
PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

November 27, 2007

Janet L. Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
BY FACSIMILE TO: (281) 293-4111

RE: 2008 Shareholder Proposal for ConocoPhillips

Dear Ms Kelly:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, as owner of 2,000 shares of ConocoPhillips ("Company") common stock, I submit the following proposal and statement for publication in the 2008 ConocoPhillips ("Company") proxy materials.

SHAREHOLDER PROPOSAL

WHEREAS, in 2001, the U.S. Securities and Exchange Commission ("Commission") held that registrant involvement with states that have sponsored terrorism is a legitimate concern of reasonable investors in making decisions to invest in a company, and

WHEREAS, since 1988, Company has repeatedly failed to fully disclose all Company involvement with the Great Socialist People's Libyan Arab Jamahiriya ("Libya") and the Islamic Republic of Iran ("Iran"), both states that the U.S. Department of State has identified as having sponsored terrorism.

RESOLVED, the Board of Directors: (1) shall establish a committee ("Special Committee") of non-employee members to oversee an investigation of Company involvement, since 1988, with states that have sponsored terrorism; and (2) shall provide sufficient funds for the Special Committee to hire an independent firm with experience in conducting internal investigations to serve as Special Counsel to Shareholders ("Special Counsel"). The Special Committee: (a) shall oversee a Special Counsel investigation of Company involvement with states, including Libya and Iran, that have sponsored terrorism, and including involvement that employed foreign corporate entities as surrogates for the Company involvement in these states such as Malaysia's Petronas and Russia's Lukoil; and (b) submit a full report on the Special Counsel investigation to the Board and publish a summary report on the Special Counsel investigation that complies with all Commission rules and regulations for review by investors before September 11, 2008.

SHAREHOLDER STATEMENT

Since 1988, the Company has been involved with states that have sponsored terrorism that has resulted in the killing or maiming of tens of thousands of innocent people. Using the Company's political influence with the administrators of the federal agencies responsible for enforcing antiterrorism laws, Company officers have gained the benefits of these agencies turning a blind-eye to Company involvement with these rogue states. In exchange, Company officers extended promises of Company involvement including, the transfer of financial and technological assets, as bait for surreptitious involvement that the federal agencies use as a cover for conducting espionage against these states. The failure of the Board of Directors to disclose the liabilities accruing to the Company's reputation and assets that arise from this surreptitious entanglement of the interests of politically motivated bureaucrats and shareholders is fraud against shareholders. (see http://Iran-Conoco-Affair.US/)

Since 1995, when the public leaned that the Company had used its foreign subsidiaries to conceal Company involvements with Iran, the Company began to enter into partnerships with foreign business entities that were willing to act as intermediaries or surrogates for continuing Company involvement with Iran. The Company continues to use this scheme to transfer shareholder assets, including financial and technical assets, into Iran through the Malaysian government controlled Petronas. More recently, the Company opened a new channel for involvement in Iran by buying a large stake in the so-called "privatized" Russian controlled Lukoil.

In 2003, Company officers successfully derailed a similar proposal that was submitted by Office of the Comptroller of the City of New York. In his letter on February 3, 2004, Executive Vice President and Chief Financial Officer John A. Carrig asserted to the Office of the Comptroller of the City of New York that:

> "ConocoPhillips will not approve business activities in sensitive countries unless it is convinced that it can do so legally and within the spirit of U.S. law."
>
> "I hope this satisfies your inquiry and will permit the Office of the Comptroller to withdraw its Shareholder Proposal and notify the SEC that it has done so."

Despite Mr. Carrig's assurances, the Company continued its involvement with Iran through Petronas or Lukoil.

This proposal will assure that what the Board of Directors and shareholders are apprised of all Company involvement with states that have sponsored terrorism and the liabilities that are accruing through these surreptitious activities.

Roger K. Parsons urges you to vote FOR this resolution.

Sincerely,

Roger K. Parsons

Roger K. Parsons

EXHIBIT B

The Iran-Conoco Affair Article

See attached.

October 6, 2000

The Iran-Conoco Affair

by Roger K. Parsons

—

Conoco first began dealing with Iran clandestinely in 1991. In a plan that was conceived by Conoco President, Constantine S. Nicandros[1], Conoco would negotiate a deal with Iran's government before the US sanctions law that prohibited the dealings was repealed by Congress. Later when US public opinion softened towards Iran, Conoco could lobby Congress to repeal the sanctions law and have the Iran-Conoco deal "legalized".[2]

Conoco enjoyed an advantage over its competition -- Nicandros had a very good friend, President George H. W. Bush, who also had a long history of making deals with rogue states, including Iran. In fact, Bush had been twice exposed for coordinating illegal dealings with Iran -- Ronald Reagan's 1979 October Surprise, and in the "Iran" prong of the Reagan-Bush administration's Iran-Contra Affair. To help Nicandros, Bush promised Nicandros to intentionally fail in his responsibilities to enforce US sanctions law against Conoco.

Nicandros planned to trade US technology and financial assistance for a share of Iran's Serri A and E fields, just a few miles from Conoco's Fateh production facilities offshore United Arab Emirates.

1. An Executive Vice President of E. I. du Pont de Nemours and Company (DuPont), Nicandros was installed by DuPont as Conoco President and CEO in 1987.

2. Since 1997, Nicandros' successor, Archie W. Dunham, and Halliburton President and CEO, Richard B. Chaney have been in the forefront of oil industry public relations efforts to soften Congressional and public opinion towards Iran.

With Bush's promise that no enforcement action would be taken against Conoco, Nicandros planned to meet with officials of Iran's state owned oil company in Dubai on September 11 and 12, 1991, to discuss Nicandros' proposal to assist Iran in the development of the Sirri fields.

To keep the deal from being a flagrant violation of US sanctions law, Nicandros planned to use a Dutch front-company, Conoco Iran, B.V., itself a subsidiary of a DuPont subsidiary (a Conoco "affiliate"), DuPont Services, B.V. (DPS). Through a widely abused provision in Dutch tax law, DuPont enjoyed a lucrative tax benefit by passing money it earned from its European operations through oil and gas projects managed by purportedly "independent" DPS officers in the Netherlands. The "independent" facade was maintained for the benefit of Dutch tax authorities and had no substantive effect on Nicandros' absolute control over DPS activities, in fact DPS Managing Director, David Solberg, was not even advised about the negotiations that Nicandros planned to have with the Iranians in September 1991.

Born in Port Said, Egypt, of Greek parents in 1933, Nicandros obtained a law degree from Ecole Des Hautes Etudes Commericales, in Paris and an M.B.A. degree from Harvard (1960). Despite more than thirty years in the oil business, Nicandros had little technical knowledge about the oil and gas business, so in his negotiations with the Iranians, Nicandros needed to have a Conoco executive who could speak intelligently with the Iranians about the technical aspects of Conoco's development plan for the Sirri A and E fields. Nicandros chose one of five Executive Vice Presidents who reported to him, William K. Dietrich. Dietrich was educated as a petroleum engineer and had served years before as Managing Director for the Conoco subsidiary, Dubai Petroleum Company, which owned and operated the Fateh production facilities.

Until September 4, 1991, Nicandros' plan was on schedule for the closing negotiations in Dubai, then at 2:15 p.m. local time (1:15 a.m. Houston time) a DuPont Gulfstream II jet carrying Dietrich crashed into the side of a mountain in the Malaysian state of Sabah on the Island of Borneo.

Dietrich was on the Tokyo-Jakarta leg of an around-the-world trip that would put him in Dubai on September 10th. On the same plane were Conoco Executive Vice Presidents Colin Lee and Kent Bowden, their wives Brooke and Connie; Conoco Managers Jim Myers and Ann Parsons, and Myers' wife Linda; and Steward Steve James, Copilot Gary Johnston; and Pilot-In-Command Captain Kenneth R. Fox.

Dietrich was carrying notes and documents for the meeting with the Iranians that implicated the Bush administration with knowledge of Nicandros' plan. Now Dietrich's body, his documents and the bodies of the other eleven people on board the aircraft were strewn through a montane forest, 30 nautical miles from the airport at which the plane's pilot, Captain Fox, was scheduled to land for refueling.

Within two hours, Nicandros learned that Dietrich's plane was missing and had probably crashed. He immediately understood that he and Bush had a big problem if Dietrich's documents fell into the wrong hands. However, the documents were more damaging to Bush than they were to Conoco[3], because they would reveal Bush's knowledge of the Iran-Conoco deal and reveal Bush's intent to subvert rather than enforce the sanction laws of the United States.

Bush's past dealings with Iran would likely to be an issue in the 1992 political campaign against him; Bush could not afford more revelations of his direct involvement in giving Nicandros an illegal business advantage in Iran. It would have been difficult for Bush to claim that he "...was out-of-the-loop." Nicandros understood Bush's situation and he knew that Bush would be eager to lend Nicandros the assistance of any government agency under Bush's control to recover Dietrich's documents.

Within twenty-four hours of the crash and more than twenty-four hours before the location of the crash site was disclosed to the public, Nicandros and his lawyers learned that much more damaging evidence than Dietrich's documents was strewn in the forest floor at the crash site. While reviewing Conoco medical files of the Conoco and DuPont employees on the plane Conoco General Counsel, Howard J. Rudge[4], learned that their physicians had had incontrovertible medical evidence since August that Captain Fox suffered from alcoholism.

Fox's last medical exam by Conoco physicians in August, less than a month before the crash, showed that Fox's liver was damaged to a degree that even the 1991 Federal Aviation Regulations defining "alcoholism" mandated Fox's grounding. As Nicandros considered his situation he was well aware of the recent scandal caused by the public disclosure of Exxon Valdez Captain Hazelwood's Exxon-enabled alcoholism. Nicandros knew that his career in the oil industry would be over if any evidence of Fox's alcoholism became known.

Under the ruse that he needed help from several US Federal agencies to recover the incriminating documents from the crash site, Nicandros used the assigned Federal agency employees to assist in carrying out a second, parallel cover-up. Nicandros wanted all evidence destroyed that indicated Fox was drunk when he crashed the plane. Nicandros wanted (1) all incriminating medical records on Fox in Conoco's and DuPont's medical files destroyed, (2) the plane's original cockpit voice recorder (CVR) recording destroyed and (3) all remains belonging to Captain Fox destroyed.

Nicandros assigned Rudge to handle the details of purging the evidence from Conoco's and DuPont's files that could cast any doubt on Fox's sobriety while flying or that showed Conoco's and DuPont's knowledge of Fox's alcoholism. However, getting the evidence at the crash site in Malaysia was a more difficult task and would probably require

3. As in 1995, when the Iran-Conoco deal was finally made public, Conoco's defense would simply be: "We advised the Department of State of our plan and they didn't tell us to stop."

4. Rudge was also DuPont Assistant General Counsel.

sending a high-level company representative to Malaysia to take charge of the many Federal agency employees Bush would deploy to assist Conoco.

Soon after learning of the missing plane on the morning of September 4th, Nicandros directed DuPont Director of Aviation Frank E. Petersen, Jr. (Lt. Gen. USMC, Ret.)[5], who was based at the DuPont's hanger at the New Castle County Airport near Wilmington, Delaware, to immediately put together a team of "investigators" from his staff to go to Malaysia. Nicandros told Petersen to fly to Houston that day to get final, detailed instructions.

After receiving Nicandros' instructions in Houston, Petersen and his ten-man "investigation" team departed Houston for Malaysia late morning of September 5th flying in a DuPont Gulfstream IV. They arrived at Kota Kinabalu on September 6th at about 11:00 p.m. local time.

Although Malaysian police reports indicate that the crash site was located by the late afternoon of September 4th, the search and recovery (SAR) efforts went into slow motion after representatives from the US Embassy in Kuala Lumpur arrived in Kota Kinabalu to "coordinate" the SAR operations. It appears that SAR operations were purposefully stalled to give Bush and Nicandros time to position their people in Malaysia to oversee the recovery work. The crash site was only officially "discovered" at noon on September 6th. A six-man team of Malaysian Special Forces was lowered by helicopter into the forest that afternoon.

When Petersen's team arrived on September 6th, Conoco and DuPont had already had more than twenty other employees and contractors deployed to Malaysia from Indonesia and Singapore. The first to arrive in Kota Kinabalu, early on the morning of September 5th (the evening of September 4th Houston time), were a Conoco lawyer from Jakarta, a DuPont public relations manager from Singapore and an contract physician with Asia Emergency Assistance, Inc. from Singapore. Later in the week Conoco also deployed a heavy-lift helicopter and crew from Conoco's Indonesian operations. The helicopter was to be used to recover the victims' remains when they were located.

Sabah state and Malaysian federal governments provided more than sixty police and military personnel, and three heavy-lift helicopters to transport personnel and remains.[6] Malaysia's Department of Civil Aviation (DCA) sent only one investigator to the crash site to conduct a field investigation. Apparently, seeing the massive contingent of US investigators, the DCA believed that the Federal agencies would conduct a thorough investigation.

When he arrived at the SAR command center at Keningau on the morning of September 7th, Petersen took command of the Malaysian military personnel who were charged with securing the crash site and extracting the victims' remains. Rather than taking the remains out by helicopter long-line techniques commonly used in the oil field and logging operations in this part of the world, Petersen ordered the Malaysians to build a helicopter landing pad near the crash site before anything was airlifted from the site -- a task that would require a least two days of arduous work by the team at the site. Petersen was obviously stalling for time so that his Federal agency assistants had time to get to Malaysia and help him with his tasks.

Considering that no report about the "investigation" of this private plane crash has ever been issued, the number of Federal agencies involved and the number of Federal employees sent to work on the SAR and the "investigation" was unprecedented: Six Consular Officers from the Department of State (DOS) and/or Central Intelligence Agency (CIA); one investigator from the National Transportation Safety Board (NTSB); two investigators from the Federal Aviation Administration (FAA); twelve investigators from the Office of Armed Forces Medical Examiner (OAFME)[7], and one investigator from the Federal Bureau of Investigation (FBI).

5. The same morning Nicandros promoted Petersen from "Director" to "Vice President", an unprecedented three-level jump in corporate position to a status of a corporate" officer". Nicandros' motivation was obviously to give Petersen the legal authority and status he needed to do the dirty work Nicandros wanted Petersen to do. Also, as a Vice President, Petersen would be the sacrificial corporate officer to fall on his sword (as good Marine) if it became necessary to shield Nicandros.

6. Documents obtained in Malaysia reveal that Conoco or Conoco's insurer, American International Group (AIG) paid more that $250,000 to the local police for their work.

7. The OAFME is a branch of the Armed Forces Institute of Pathology (AFIP). The team sent to Malaysia was headed by William T. Gormley, Col. USAF, MC. Documents obtained in Malaysia reveal that Conoco paid more that $300,000 to have the AFIP brought to Malaysia. It is unknown whom they paid.

By September 9th the Malaysians had completed the helicopter landing pad and one of the two DOS/CIA men brought in from Manila was sent to the crash site to oversee the work being done by the Malaysians. Videotape shot of the crash scene by a DCA employee shows the DOS/CIA man making an inventory of the "things" that the Malaysian military personnel working at the scene are bringing him. The man appears to have no interest in noting or recovering the victims remains some of which can be seen hanging in trees just a few yards away from where he stands. The videotape makes it clear what the most urgent mission of the Federal agency personnel deployed to the crash site was and who was really directing the SAR work.

The plane's CVR was found on September 9th, and on September 10th Criminal Investigations Division (CID) personnel with the Sabah state police had completed their legal responsibilities in locating, bagging and labeling the remains of the victims. The CID team documented their recovery work by mapping the location of the remains and by taking photographs and videotape of their work.

On September 10th, while Petersen was in charge, two body-bags were removed from the crash site, taken to Kota Kinabalu's Queen Elisabeth Hospital, and custody for the remains was officially turned over to DOS Consular Officer Peter Kaestner by 9:00 a.m. Kaestner and a Conoco physician took the remains to a room in the morgue for inspection.

Rudge had gotten the victims' families to execute an authorization for Conoco to take custody of all the victims' remains. The authorizations were sent to Conoco Counsel Walter L. Brignon who had been sent to Kota Kinabalu from Jakarta to oversee the "legal" aspects of the search and recovery. Brignon presented the authorizations to Kaestner, who had had the responsibility for taking custody of the US citizens' remains from the Malaysians; then Conoco took legal custody of the remains.

On September 11th Petersen abruptly left Malaysia in the Gulfstream IV. Petersen left instructions that no other remains were to be removed from the crash site until the OAFME team he had called to Malaysia arrived.[8] The OAFME team did not arrive until September 14th. On September 15th, after lying bagged in the forest for more than a week and a half, the remaining bodies were finally flown from the crash site to Queen Elisabeth Hospital.

To divert attention from the theft of Fox's remains, Petersen asked the prestigious OAFME to identify *all* the remains found by the Malaysian CID. In fact, the remains Petersen allowed the OAFME access to were only the remains from which Petersen and/or his lieutenants had culled Fox's body before the OAFME arrived in Kota Kinabalu.

In his 1992, deposition testimony in the wrongful death cases, Petersen would falsely testify that: "...sadly, no pilots' remains were recovered..."; thus "...sadly..." no toxicological tests were performed.

To complete the work Nicandros assigned him, Petersen had to get the original CVR recording, which contained recordings of Fox's voice that may have had powerful evidence that Fox was flying while intoxicated.[9] In the custody of the Malaysian DCA, the CVR was taken from the crash site on September 10th and taken by a DCA investigator to the United Kingdom Air Accidents Investigation Branch (AAIB) to be decoded and copied to audio cassette tape.

After the AAIB decoded and copied the part of the CVR recording that the DCA had requested, the investigator brought the original CVR recording and the partial copy back to DCA headquarters in Kuala Lumpur. On September 16th the NTSB investigator, Robert P. Benzon, and the two FAA investigators sent to Malaysia on Bush's orders, representing themselves as acting on behalf of their respective US Federal agencies, met with DCA officials in Kuala Lumpur and demanded that they be allowed to take possession of the original CVR recording. Upon this purportedly official request of the world-renowned NTSB and FAA, the DCA officials turned the original CVR recording over to Benzon.

When Benzon arrived back in the United States on September 18th, he immediately took the original CVR recording to Petersen in Wilmington. Benzon would later testify that he had also obtained a copy of the partial CVR recording made by the AAIB, but

8. The AFIP team had recommend that Conoco bring all of the remains to a US facility (Okinawa, Hawaii, Maryland) where identifications could be made conveniently by AFIP personnel using their own equipment. However, Conoco insisted that the AFIP team go to Malaysia and agreed to pay more that $300,000 to for them to do so.

9. Similar evidence was used by the NTSB in establishing Exxon Valdez Captain Hazelwood's intoxication on March 24, 1989. Conoco lawyers were following this case very closely.

he "threw it in his waste basket" when he learned that wrongful death lawsuits had been filed.

In the end, the DOS/CIA men that Bush sent to Malaysia recovered Dietrich's documents keeping Bush's involvement in the Iran-Conoco deal quite. And, Nicandros, Rudge and Petersen successfully concealed and destroyed evidence that they knew would reveal the cause of the plane crash that killed twelve people they called "friends".

ABOUT THE AUTHOR

Roger K. Parsons holds a Ph.D in theoretical physics obtained under the direction of Nobel laureate physicist P. A. M. Dirac. In 1980, before DuPont acquired Conoco, Parsons joined Conoco to do research on algorithms to image subsurface mechanical properties using seismic acoustic data -- the miles-scale version of ultrasound medical imaging. Parsons eventually supervised DuPont-Conoco research and development efforts in Ground Penetrating Radar (GPR) technologies for use at DuPont's mineral mining operations and at DuPont and Conoco groundwater and soil contamination sites. In 1986, Parsons was named group leader of Conoco's Theoretical Geophysics Group. Parsons is author of several professional papers, internal research reports, and patents.

In 1989, Parsons moved into executive staff positions. First, as Executive Assistant to DuPont Vice President and Conoco Executive Vice President for Worldwide Exploration, Dr. Max G. Pitcher. Parsons' last position at Conoco was Exploration Coordinator -- Scandinavia, East Africa, Middle East and Libya.

In January 1992, Parsons was fired from Conoco after asking that Conoco and DuPont executive management to investigate why two unprepared, inappropriately trained, and probably unhealthy pilots were sent on an extensive overseas trip. Ann Parsons, Roger Parsons' wife and a manager with Conoco, was one of the twelve people killed in the DuPont plane crash in Malaysia.

Since 1991, Parsons has devoted his efforts to the investigation and analysis of the causes for the DuPont plane crash in Malaysia, including spending seven days at the crash site surveying the debris field. Parsons has written a detailed report on his analysis of the ground track for the DuPont aircraft during the time captured on CVR and ATC voice recorders. Parsons continues to petition authorities with the UN ICAO, the US FAA and NTSB, the Malaysian DCA and Attorney General, and the DuPont Board of Directors to conduct a thorough investigation and issue a report on the circumstances of and causes for the DuPont aircraft crash.

EXHIBIT C

Prior No-Action Letters

See attached.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

PUBLIC

February 23, 2006

Tull R. Florey
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2006

Re: ConcoPhillips
Incoming letter dated December 22, 2005

Dear Mr. Florey:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to ConocoPhillips by Roger K. Parsons. We also have received a letter from the proponent dated January 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Roger K. Parsons
PMB 188
6850 North Shiloh Road, Suite K
Garland, Texas 75044-2981

February 23, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated December 22, 2005

The proposal would require that the board investigate, independent of inhouse legal counsel, and report to shareholders all potential legal liabilities alleged by the proponent to have been omitted from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips."

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(7), as relating to ConocoPhillips' ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ConocoPhillips relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser

RECEIVED
2005 DEC 28 PM 5:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

December 22, 2005

001349.0165

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 22 2005
WASH, D.C.
203

Tull R. Florey
TEL +1 713.229.1379
FAX +1 713.229.2779
tull.florey@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

PUBLIC

Re: Shareholder Proposal of Mr. Roger K. Parsons – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of (1) this letter, (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by Mr. Roger K. Parsons (the "Proponent") and (3) all correspondence between the Company and the Proponent relating to the Proposal. On November 29, 2005, the Company received a facsimile from the Proponent transmitting the Proposal and requesting its inclusion in the Company's proxy statement and form of proxy for the 2006 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the Proxy Materials.

Description of the Proposal

The Proposal requests that "The Board shall investigate, independent of in-house legal counsel, all potential legal liabilities that ConocoPhillips has inherited from Conoco but omitted from the February 2002 prospectus titled 'Proposed Merger of Conoco and Phillips.' The Board shall report to shareholders all potential legal liabilities omitted from the prospectus that would have a material impact on future financial statements or share value when these liabilities are realized or made public."

In addition, the Proposal contains the following statement in support:

> "The Board relies upon in-house legal counsel for information on the potential legal liabilities reported to shareholders. However, in-house legal counsel have inherent conflicts in their role as lawyers who manage company legal defenses in lawsuits against the company, and in their role as the sole provider of information to the Board on the magnitude of potential legal liabilities the company faces.
>
> The conflict has led in-house legal counsel to overestimate the strength of their defenses and underestimate the magnitude of the legal liabilities reported to the Board. This proposal seeks to have the Board, as the fiduciary of the shareholders, begin independently evaluating all potential legal liabilities against the company starting with the legal liabilities inherited from Conoco that were unreported by in-house legal counsel in the 2002 prospectus."

<u>Bases for Exclusion</u>

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against a company or any other person, or if it is designed to result in a benefit to [the proposal], or to further a personal interest, which is not shared by other shareholders at large." Under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), the Commission noted that even proposals presented in broad terms in an effort to suggest that they are of general interest to all shareholders may nevertheless be omitted from a proxy statement when prompted by personal concerns. Exchange Act Release No. 34-19135 (October 14, 1982). The Proposal, though not evident on its face, is designed solely for the benefit of the Proponent and relates to a long-standing and well-documented dispute with the Company, its predecessors and affiliates.

As discussed in detail below, the Proponent's personal grievance arises from a 1991 plane crash that killed his wife (the "1991 Plane Crash") and the litigation that followed. In 1991, E.I. du Pont de Nemours and Company ("DuPont") was the sole shareholder of Conoco Inc., the Company's predecessor. Since that time, the entities against which the Proponent bears a personal grievance have undergone changes in their corporate structures. In 1998, DuPont sold its stake in Conoco Inc. in a public offering. In 2002, Conoco Inc. and Phillips Petroleum Company ("Phillips") merged, forming the Company. Although the entities have changed, the grievance is the same, as demonstrated below.

<u>Litigation</u>

As described in *Parsons v. Turley*, 109 S.W.3d 804 (Tex. App—Dallas 2003), the plane that crashed in 1991, killing the Proponent's wife, herself an employee of Conoco Inc., was owned by DuPont, and Conoco Inc. was allegedly responsible for overseeing the health and physical competency of DuPont's pilots. Believing that the 1991 Plane Crash was a result of negligence by DuPont and Conoco Inc., the Proponent, represented by Mr. Windle Turley, filed suit against DuPont in Texas state court. Subsequently, that case was removed to federal court. In a separate action, the Proponent filed suit against Conoco Inc. in Texas state court and then attempted, unsuccessfully, to join both suits in federal court. *Id.*

In the federal court suit against DuPont, a jury entered a verdict in favor of the Proponent on his negligence and gross negligence claims, and awarded $4,750,000 in actual damages to the Proponent and $1 million to his wife's parents. However, the federal court sustained DuPont's motion for judgment as a matter of law on the jury's gross negligence findings, holding that the evidence was legally insufficient to support such a finding. In 1994, the federal court entered judgment awarding the Proponent only the actual damages found by the jury along with prejudgment interest, postjudgment interest and court costs. The Proponent appealed the court's gross negligence ruling, this time hiring a new lawyer to represent his case on appeal. *Id.* In 1996, the Fifth Circuit Court of Appeals affirmed the lower court's judgment. When DuPont refused to compound prejudgment interest in calculating damages as the Proponent had requested, the federal court again sided against the Proponent. The Proponent again appealed, and the Fifth Circuit again affirmed the lower court. *Id.*

Meanwhile, the Proponent's case against Conoco Inc. in Texas state court was far less successful. The trial court granted Conoco Inc.'s motion for summary judgment in 1994 and entered final judgment dismissing the Proponent's remaining claims the following year. The Proponent's motion for new trial was denied, and his appeal was dismissed for lack of jurisdiction. *Id.*

Following the seeming conclusion of these suits, the Proponent came to believe that Conoco Inc. had foreknowledge that the pilot of the plane had an alcohol problem. In 1998, based on this new belief, the Proponent sued Mr. Turley, his trial attorney, alleging, among other things, that Mr. Turley negligently failed (1) to discover and use the evidence of the pilot's alcohol problem and (2) to bring suit originally against both DuPont and Conoco Inc. in state court. The trial court granted Mr. Turley's motion for summary judgment in 1999, but as recently as 2004, the Proponent has been appealing this judgment without success. *See* Petition for Review, *Parsons v. Turley* (Tex. No. 03-0911, 2003) (pet. denied May 28, 2004).

Having failed in his attempts to resolve his claim against DuPont and Conoco Inc. through lawsuits, all of which arise from the 1991 Plane Crash, the Proponent has attempted to air this personal grievance through at least four shareholder proposals, countless correspondence, and other such actions, which are as set forth in greater detail in E.I. du Pont de Nemours and Company (January 31, 1995) (the "1995 No-Action Letter") and E.I. du Pont de Nemours and Company (January 22, 2002) (the "2002 No-Action Letter"):

<u>Proponent's prior shareholder actions</u>

- **Shareholder Proposal #1.** On February 28, 1992, the Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that he would introduce a proposal ("Proposal #1") at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted the Proponent by phone to advise him that the proposal had not been timely filed and the Proponent agreed to treat the proposal as being submitted for the 1993 Annual Meeting. The Proponent also indicated his intent to speak at the 1992 Annual Meeting concerning management of DuPont's aviation operations.

- **1992 Letter to Directors.** On March 16, 1992, the Proponent sent a letter to individual members of DuPont's Board of Directors with Proposal #1 attached. In his letter, the Proponent refers to "management problems in the aviation operation," his "great personal interest in seeing these problems resolved" and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

- **1992 Letter to Shareholders.** On April 29, 1992, the day of DuPont's 1992 Annual Meeting, without DuPont's prior knowledge, the Proponent distributed a printed letter addressed to "Fellow Shareholders," explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation" with an attached pre-addressed card that could be torn off and mailed to DuPont's Chairman and CEO. The same material was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

- **1992 Annual Meeting.** The Proponent addressed DuPont's 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter."

- **1993 Letter to Directors.** On March 12, 1993, the Proponent sent a detailed letter to individual members of DuPont's Board of Directors relating to the 1991 Plane Crash involvement in the investigation of the 1991 Plane Crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation."

- **1993 Annual Meeting.** The Proponent addressed DuPont's 1993 Annual Meeting concerning his desire for a thorough investigation of the 1991 Plane Crash and acknowledged his personal interest in the matter. The Proponent also made repeated efforts to inject comments concerning the related litigation and investigation.

- **1993 Letter to Shareholders.** The Proponent distributed a printed letter to shareholders containing allegations about DuPont and Conoco Inc. and their role in the 1991 Plane Crash. This letter included a pre-addressed response card that could be torn off and mailed to DuPont's directors. The same material was distributed at the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993.

- **Shareholder Proposal #2.** On November 4, 1993, the Proponent sent by facsimile transmission a proposal ("Proposal #2") relating to the investigation of the 1991 Plane Crash and the election to office of two members of DuPont's Board of Directors for consideration at DuPont's 1994 Annual Meeting. DuPont requested a no-action letter regarding Proposal #2. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). E.I. du Pont de Nemours and Company (available February 9, 1994).

- **1994 Annual Meeting.** The Proponent addressed DuPont's 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in DuPont's aviations operations and referenced the 1991 Plane Crash.

- **Shareholder Proposal #3.** On November 18, 1994, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #3"), that called for DuPont to issue a report on its activities in Malaysia in connection with the 1991 Plane Crash. DuPont requested a no-action letter regarding Proposal #3. The Staff concurred that Proposal #3 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). *See* 1995 No-Action Letter. Moreover, the Staff granted forward-looking relief relating to any subsequent proposals by the Proponent relating to this personal grievance: "*This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.*" *Id.* (emphasis added).

- **Shareholder Proposal #4.** On February 1, 2001, the Proponent sent by facsimile transmission to DuPont a proposal ("Proposal #4") that called for DuPont to contract "an independent safety auditing firm to investigate the deaths of all DuPont employees killed while working on company business during the past ten years." DuPont requested a no-action letter regarding Proposal #4, and the Staff responded: "Noting that the proposal appears to be similar to the same proponent's proposal in E.I. DuPont de Nemours and Company (available January 31, 1995), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary." *See* 2002 No-Action Letter.

It is apparent, given the numerous similar proposals, lawsuits, correspondence and other actions taken by the Proponent, that the "potential liabilities inherited from Conoco" refer to the alleged liability arising from the 1991 Plane Crash. As result of his failure to resolve his personal grievance either in court or through his actions against the Company's former parent, predecessor and affiliate, which have been prospectively precluded by the Staff, it seems clear that the Proponent is now seeking satisfaction by way of the Proposal. It is no coincidence that the Proponent calls for the Board to investigate unreported liabilities in the 2002 prospectus, as this is the first filing of the Company that would have included information related to the 1991 Plane Crash, had any such information been material to the merger proposed therein.

The Staff has consistently taken the position that shareowner proposals relating to litigation in which a proponent holds a personal interest may be omitted from a company's proxy statement under Rule 14a-8(i)(4). *See, e.g.*, Schlumberger Ltd. (available August 27, 1999) (proposal followed conclusion of litigation on the same subject as the proposal); Unocal Corp. (March 15, 1999) (same); Burlington Northern Santa Fe Corp. (available February 5, 1999) (proposals followed litigation, grievances and harassment by former employee); General Electric Company (available January 20, 1995) (proposal by a group of former GE employees seeking discontinuance of company's opposition to a pending lawsuit in which they had an interest); Xerox Corp. (available November 17, 1988 and March 2, 1990) (proposals seeking appointment of an outside consultant to investigate Xerox's conduct in an EEOC investigation and related litigation arising out of the proponent's termination of employment).

Although the Proponent attempts to conceal this personally beneficial nature of the Proposal by reference to the issue of the proper role of in-house counsel (a false and misleading reference, as discussed below), the Proponent's true motive, given the overwhelming body of documentation cited above, is a personal grievance, designed to result in a benefit to the proponent and to further a personal interest, which benefit or interest is not shared with the other security holders at large, and is therefore excludable under Rule 14a-8(i)(4). *See* Southern Company (available March 19, 1990) (allowing the exclusion of a proposal requiring the company to form a shareholder committee to investigate complaints against management, the proponent of which was a disgruntled former employee who had raised numerous claims during the prior seven years and had sent the company more than 40 letters, faxes, requests, and proposals seeking redress for his personal grievance); International Business Machines Corp. (available December 12, 2005) (allowing the exclusion of a proposal and affirming prospective relief after the same proponent, who after unsuccessfully litigating his wrongful termination claim, submitted stockholder proposals 12 times in as many years relating to the same personal grievance over his termination).

In this case, just as the Staff noted in the 2002 No-Action Letter, the same Proponent is submitting a similar proposal based on the same personal grievance. Given the relatedness of DuPont and the Company as corporate entities, not to mention the Proponent's attempt to make them co-defendants, there is no valid reason to disapply the forward-looking relief granted in the 1995 No-Action Letter. Regardless of the applicability of any prior relief, however, for the foregoing reasons, the Company believes that the Proposal may be excluded from the Proxy Materials in accordance with Rule 14a-8(i)(4) because the Proposal relates to a personal grievance against the Company.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), a shareholder proposal may be excluded if a company has already substantially implemented the proposal. According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976) (the "1976 Release"). The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."

Texaco, Inc. (available March 28, 1991). Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented." *Id.*

The Company has implemented controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. These controls and procedures are designed to ensure that any material "omission" in the Company's periodic reports of the type referred to in the Proposal does not occur.

The subject matter of the Proposal — the Company's evaluation and disclosure of material liabilities — is monitored by the Company's senior management and the Audit Committee of the Board of Directors. The Company maintains accounting systems and internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the Company's authorizations, and that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles. The accounting systems and internal accounting controls are supported by written policies and procedures, by the selection and training of qualified personnel and by an internal audit program. In addition, the Company's code of business conduct requires employees to discharge their responsibilities in conformity with the law and a high standard of business conduct. The Company's independent registered public accounting firm audits the Company's financial statements in accordance with generally accepted auditing standards and would be required to call to the Company's attention any material undisclosed liabilities of the type referred to in the Proposal.

Accordingly, through the operation of the Company's disclosure controls and procedures and its internal controls, the "investigation" the Proponent seeks into the Company's assessment and disclosure practices has already been substantially implemented. For these reasons, the Company believes that the Proposal may be excluded from the Proxy Materials in accordance with Rule 14a-8(i)(10). *See, e.g.*, Columbia/HCA Healthcare Corp. (available February 18, 1998) (proposal substantially implemented because company had in place a committee charged with investigating fraud); The Limited, Inc. (available March 15, 1996) (proposal substantially implemented because company had compliance program for foreign supplier standards); Louisiana-Pacific Corp. (available March 18, 1994) (proposal to conduct internal investigation on potential environmental violations substantially implemented because company had established committee to investigate environmental law compliance).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal that relates to the ordinary business operations of the company. One of the key policy considerations underlying the Rule is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Exchange Act Release No. 34-40018 (May 28, 1998) (the "1998 Release").

While recent high-profile corporate scandals have raised public consciousness of the financial accounting and disclosure process, the responsibility for overseeing this process is a complex task, which shareowners, as a group, are not in a position to make an informed judgment, having left the implementation of these complex procedures to their elected Board. Indeed, the Staff has repeatedly held that proposals relating to accounting and disclosure decisions and presentations are excludable under Rule 14a-8(i)(7) as matters involving the ordinary business operations of a company. *See, e.g.*, Johnson Controls, Inc. (available October 26, 1999); The Travelers Group, Inc. (available March 13, 1998); LTV Corp. (available November 25, 1998); General Electric Company (available January 28, 1997); American Telephone & Telegraph Company (available January 29, 1993); American Stores Company (available April 7, 1992); Pacific Gas & Electric Co. (available December 13, 1989); General Motors Corp. (available March 10, 1989); Minnesota Mining & Manufacturing Co. (available March 23, 1988).

The fact that the Proposal does not seek to discard existing disclosure requirements does not save it from the exclusionary reach of Rule 14a-8(i)(7). Although the Proposal seeks what appears to be a simple request to merely "investigate" any potential liabilities inherited from Conoco rather than demanding the implementation of an entirely new process of disclosure, Rule 14a-8(i)(7) has long been interpreted to exclude proposals seeking special investigations, reviews or reports on a given matter. In its 1983 release, the Commission stated that, henceforth, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release No. 34-20091 (August 16, 1983); *see also* Kmart Corp. (available February 24, 1999); Johnson Controls, Inc. (available October 26, 1999). This Rule continues to apply following the publication of Staff Legal Bulletin No. 14C (CF) (June 28, 2005), which did not significantly alter the analysis of ordinary business exclusions not involving important social concerns.

Moreover, as an independent ground for exclusion under Rule 14a-8(i)(7), the Staff has consistently permitted companies to exclude proposals related to the "general conduct of a legal compliance program." *See, e.g.*, Monsanto Corp. (available November 3, 2005) ("There appears to be some basis for your view that Monsanto may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general conduct of a legal compliance program)."); Associates First Capital Corp. (available February 23, 1999) (proposal to form a committee to investigate possible improper lending practices); United HealthCare Corp. (available February 26, 1998) (proposal to form a committee to investigate potential healthcare fraud). As in the cases above, the Proponent has requested that the Company take measures that are inherently related to the general conduct of a legal compliance program. As such, the Proposal may similarly be excluded under Rule 14a-8(i)(7).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded if violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. The notes to Rule 14a-9 expressly prohibit material that directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

The Proposal impugns the character of the Company's in-house counsel by suggesting that they would conceal from the Board material liabilities of the Company. The Proponent also suggests that in-house counsel are incompetent in evaluating the merits of litigation involving the Company and the risks associated therewith. The Proponent has no basis for these derogatory assertions, rendering the Proposal false and misleading under Rule 14a-9. *See* Idacorp, Inc. (available January 9, 2001) (allowing the exclusion of a proposal stating that potential merger partners were in a conspiracy to deceive shareholders).

To ensure that shareholders are not misled by these false and misleading statements into believing that in-house counsel is both inherently conflicted and incompetent, and to defend the integrity of the Company's employees against unsubstantiated attack, the Company believes that it may properly exclude the Proposal under Rule 14a-8(i)(3).

<u>Conclusion</u>

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2006 Annual Meeting with the Commission on or about March 21, 2006.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call the undersigned at (713) 229-1379.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

BAKER BOTTS L.L.P.

By: ______________________
Tull R. Florey

cc: Mr. Roger K. Parsons (by FedEx)
Elizabeth A. Cook
ConocoPhillips

ROGER K. PARSONS

SUITE K-188
6850 NORTH SHILOH ROAD
GARLAND, TEXAS 75044
USA

TELEPHONE – (214) 649-8059

FACSIMILE – (972) 295-2776

CONFIDENTIALITY NOTICE

This communication is intended for the use of the individual or entity to which it is addressed below, and may contain information that is privileged, confidential, and/or exempt from disclosure under applicable law. If the reader of this communication is not the intended recipient or the employee or agent responsible for delivering the message to the intended recipient, the reader is hereby notified that any dissemination, distribution, or copying of this communication is strictly prohibited. If the reader has received this communication in error, please notify us immediately by telephone or facsimile and return the original communication to us at the above address via the U.S. Postal Service. Thank You!

PLEASE DELIVER TO:

E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

NOTE:

DATE: November 29, 2005

FACSIMILE NUMBER(S): (281) 293-4111

PAGES (INCLUDING COVER SHEET): 3

Roger K. Parsons
PMB 189
6950 North Shiloh Road, Suite K
Garland, Texas 75044-2981
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

November 29, 2005

E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

BY FACSIMILE TO: (281) 293-4111

RE: 2006 Shareholder Proposal

Dear Ms Lambeth:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following shareholder proposal and statement in the 2006 Proxy Statement for ConocoPhillips.

SHAREHOLDER PROPOSAL

The Board shall investigate, independent of inhouse legal counsel, all potential legal liabilities that ConocoPhillips inherited from Conoco but omitted from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips." The Board shall report to shareholders all potential legal liabilities omitted from the prospectus that would have a material impact on future financial statements or share value when the liabilities are realized or made public.

Shareholder Statement

The Board relies upon inhouse legal counsel for information on the potential legal liabilities reported to shareholders. However, inhouse legal counsel have inherent conflicts in their role as lawyers who manage company legal defenses in lawsuits against the company, and in their role as the sole provider of information to the Board on the magnitude of potential legal liabilities that the company faces.

The conflict has lead inhouse legal counsel to overestimate the strength of their defenses and underestimate the magnitude of the legal liabilities reported to the Board. This proposal seeks to have the Board, as the fiduciary of shareholders, begin independently evaluating all potential legal liabilities against the company starting with the legal liabilities inherited from Conoco that were unreported by inhouse legal counsel in the 2002 prospectus.

Sincerely,

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc James J. Mulva, Chairman of the Board
Norman R. Augustine, Director
Larry D. Horner, Director
Charles C. Krulak, Director
Richard H. Auchinleck, Director
William K. Reilly, Director
Victoria J. Tschinkel, Director
Kathryn C. Turner, Director
James E. Copeland, Jr., Director
Kenneth M. Duberstein, Director
Ruth R. Harkin, Director
William R. Rhodes, Director
J. Stapleton Roy, Director
Frank A. McPherson, Director

The miracles of scienter™

Roger K. Parsons

PMB 188

6850 North Shiloh Road, Suite K

Garland, Texas 75044-2981

Telephone: (972) 414-6959

Facsimile: (972) 295-2776

January 3, 2006

RECEIVED

2006 JAN -4 PM 2:40

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: ConocoPhillips Shareholder Proposal for 2006

Ladies and Gentlemen:

I write in opposition to the December 22, 2005, request from attorney Mr. Tull R. Florey with Baker Botts LLP to recommend that the Securities and Exchange Commission (the "Commission") take no enforcement action if ConocoPhillips (the "Company") excludes my shareholder proposal from the Company's 2006 Proxy Materials.

The Proposal and Supporting Statement

Attached as Exhibit A is a copy of my correspondence to ConocoPhillips Corporate Secretary E. Julia Lambeth requesting that the Company shareholder proposal ("Proposal") therein be published in the Company's 2006 Proxy Materials.

Attached as Exhibit B is a copy of my July 16, 2002, correspondence to the Commission complaining about material omissions from the prospectus entitled "Proposed Merger of Conoco and Phillips" ("Prospectus"). This correspondence was copied and delivered to Phillips Chairman, now ConocoPhillips Chairman, James J. Mulva on the same day. The document is evidence of the Company's guilty knowledge (scienter) of unreported material legal liabilities that the Company was inheriting from Conoco if the merger occurred.[1]

Attached as Exhibit C is a copy of the FACTS section for a fraud upon the court case[2] in which the Company will be a defendant. Because the facts recited here show at least three instances of criminal fraud against US and Malaysian federal agencies that investigated the plane crash that Mr. Florey discusses in his letter, the matter was referred to the US Department of Justice and the Attorney General Chambers of Malaysia for their review and action.

1. Mr. Florey omitted this correspondence in his December 22, 2005, filing. However, Mr. Florey falsely states in his letter to the Commission that he was including "...all correspondence between the Company and the Proponent relating to the Proposal."

2. Pursuant to Federal Rules of Civil Procedure, Rule 60(b).

The conspiracy to violate the US sanctions law discussed in article "The Iran-Conoco Affair" attached to my July 16, 2002, correspondence to the Commission is one of many efforts by the Company over the past fifteen years to circumvent presidential executive orders and federal statutes to profit from the vast oil reserves of Iran.[3] Following the September 11, 2001, terrorist attacks against the United States, Iran has made public its long-term intentions to develop or obtain weapons of mass destruction. If Iran or its surrogates ever used one of these weapon of mass destruction against citizens of the United States, then legal liabilities that the Company would face for Conoco having financially enabled an enemy of the United States would be incalculable.

The inclusion of this detailed recitation of facts here is necessary to correct the errors and omissions in Mr. Florey's recitation of the facts, and to rebut Mr. Florey's false assertions that the facts demonstrate that the Proposal relates to my personal interests that are *not shared by other shareholders*, and that the Proposal impugns the character, integrity or reputation, or makes charges concerning improper, illegal or immoral conduct or associations of in-house legal counsel *without factual foundation*. To the contrary, the facts demonstrate that the Proposal relates to the interests of all citizens of the United States, including Company shareholders.

Bases for Enforcement Action Against ConocoPhillips

The Proposal Is Not Excludable Pursuant to Rule 14a-8(i)(4).

The proposal does not relate to the redress of a personal claim or grievance against the Company or any other person, nor is it designed to result in a benefit to me or to further a personal interest, which is not shared by other shareholders at large.

Because Mr. Florey can not distort the language of the Proposal into any form that could be construed as the "...same or similar..." to the language of any proposal referred to in the 1995 No-Action Letter,

---

3. In July 2004, the US Energy Information Agency reported as follows.

"In September 2000, the U.S. Treasury Department announced that it was investigating Conoco to determine whether or not the company had violated U.S. sanctions in helping to analyze information on the field collected by the National Iranian Oil Company (NIOC) regarding the enormous, 26-billion-barrel Azadegan oilfield (the largest oil discovery in Iran in many years)."

Mr. Florey designs his lengthy argument on this issue to begin with an unproven claim that "[t]he Proposal, although not evident on its face, is *designed* solely to benefit of the Proponent..." (See Page 2.). For four pages Mr. Florey fails to provide any evidence of this claim, because none exists. Then on Page 6, Mr. Florey's motivation for this design of his argument becomes clear. Mr. Florey claims that the Company is the beneficiary of the 1995 No-Action Letter that was granted DuPont and states that the Commission's "...response shall also apply to any future submissions to *the Company* of a *same or similar proposal* by the same proponent." (emphasis added) However, the "Company" referred to in the 1995 No-Action Letter is not the "Company" that Mr. Florey represents, it is DuPont, then and now a distinct corporate entity from the Company.[4]

All shareholders have a personal interest in the money that they invest in the Company. When both my wife and I were employees of the Company we also had interests in the day-to-day management of the Company that most shareholders do not share. Specifically, after the plane crash discussed in Exhibit C, I had a interest in my own safety flying on planes that the Company operated; and I, individually and as the administrator of my wife's estate, had a interest and responsibility to recover all damages allowed under law.

The Company fired me in February 1992, thereby ending my interest in the day-to-day management of the Company; and all litigation to recover damages arising from my wife's death were concluded with the Fifth Circuit Court of Appeals mandate in the second appeal of *Parsons v. DuPont* on December 31, 1998.[5] Consequently there is no foundation for Mr. Florey's claim that the Proposal is "designed" to benefit me in these long-concluded legal disputes, or that I am airing a personal grievances in the Proposal.[6]

---

4. In the last paragraph of his section on this issue Mr. Florey states that "...the relatedness of DuPont and the Company as corporate entities..." gives the Company a claim to the benefits of the 1995 No-Action Letter. If this relatedness is as this strong as Mr. Florey asserts, then the Company should also declare the material liabilities for frauds that DuPont incurred in the shareholder derivative litigation against DuPont for failing to report material liabilities created by the corporate legal department shared by DuPont and Conoco until 1998, and arising from DuPont/Conoco lawyers' defrauding courts in the infamous Benlate cases. (See Exhibit C.)
5. As described in Exhibit C and by Mr. Florey in his December 22, 2005 letter to the Commission, the litigation against the Company ended more than ten years ago in 1995.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(10).

The Company has failed to substantially implement the proposal. Although there are policies and procedures in place to detect the problems that the Proposal seeks to expose; Mr. Mulva, apparently motivated by his own job security, continues to conceal from shareholders the information he was provided on July 16, 2002.

The Company's former sole shareholder, DuPont, also had controls in place to make sure that material liabilities were reported to shareholders and prospective shareholders. However, DuPont's Board and in-house lawyers subverted these controls. When their fraud was eventually uncovered in September 1995, shareholders successfully prosecuted a securities fraud class action case in a federal district court in Florida against DuPont and the Board for inflating the price of DuPont's stock between June 19, 1993, and January 27, 1995, by making false representations to shareholders and prospective shareholders about the material legal liabilities that DuPont incurred from incompetent and illegal tactics designed by in-house legal counsel for the multi-billion dollar Benlate litigation.

The Proposal seeks to have the Board demonstrate to shareholders that the Company has not inherited the bad habits of DuPont's Board and in-house legal counsel. As the DuPont securities fraud case reveals, directors and lawyers responsible for overseeing the enforcement of corporate controls do not report legal liabilities that they have created for the company to shareholders.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(7).

The Proposal does not relate to the ordinary business operations of the Company. The Company is an diversified oil and gas company. Shareholders need to be immediately advised if the Company is now claiming that the fraud and malfeasance that the Proposal will have the Board investigate is part of ordinary business operations.

---

6. In fact, it is Mr. Florey who has used his letter to the Commission as a vehicle for airing the grievances of the Company's former sole shareholder, E. I. du Pont de Nemours and Company ("DuPont"). Florey complains about lawsuits and "...at least four shareholder proposals, countless correspondence, and other such actions...", including a shareholder with the nerve to actually speak at a meeting of shareholders'. It appears that the Company hired Mr. Florey, at shareholder expense, to gain Commission sympathy for the terrible abuses that the Company has suffered at the hands of one shareholder. Mr. Florey has my sympathy.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(3).

The Proposal does not make any false or misleading statements. The attached Facts (Exhibit C) support any suggestions derived from the Proposal that directly or indirectly impugn the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct.

The material legal liabilities of the Company must be reported to shareholders, even if these revelations are embarrassing, or expose gross mismanagement and/or malfeasance by senior management.

Conclusion

The Proposal gives shareholders an opportunity to direct their Board to investigate and report on material legal liabilities that Mr. Mulva and in-house lawyers know about and have withheld from shareholders at large. All shareholders have a right to read the Proposal and cast an informed vote for or against it.

I respectfully request that the Division of Corporation Finance recommend that the Commission take all necessary enforcement action to assure that the Company publish the Proposal in its filing of the definitive Proxy Materials for the 2006 Annual Meeting that is to take place on or about March 21, 2006.

If the Staff has any questions with respect to the Proposal or this correspondence, or the Commission's investigation of my complaint filed in July 16, 2002, please call me at (214) 649-8059.

Sincerely,

Roger Parsons

Attachments
Exhibit A -- RE: 2006 Shareholder Proposal (2 pages)
Exhibit B -- RE: "Proposed Merger of Conoco and Philips" (8 pages)
Exhibit C -- FACTS (35 pages)

4C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 22, 2002

Peter C. Mester
Assistant Secretary and
Corporate Counsel
DuPont Legal
Wilmington, DE 19898

Act 1934
Section
Rule 14A-8
Public Availability 1/22/2002

Re: E.I. DuPont de Nemours and Company
Incoming letter dated December 14, 2001

Dear Mr. Mester

This is in response to your letter of December 14, 2001 concerning a shareholder proposal submitted to the Company by Mr. Roger Parsons. Noting that the proposal appears to be similar to the same proponent's proposal in E.I. DuPont de Nemours and Company (January 31, 1995), we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Mr. Roger Parsons
Suite 114-414
7602 North Jupiter Road
Garland, Texas 75044-2082

Peter C. Mester
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-6445
Fax. (302) 773-5176

December 14, 2001

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: DuPont Shareholder Proposal of Roger Parsons

Ladies and Gentleman:

Pursuant to SEC Rule 14a-8 (j) and the January 31, 1995 response ("1995 No Action Grant") of the SEC's Office of Chief Counsel of the Division of Corporate Finance to the no-action request of E. I. du Pont de Nemours and Company (DuPont), this constitutes notice that DuPont will exclude from its 2002 Proxy Statement a shareholder proposal of Roger Parsons. Mr. Parsons' proposal, which is attached here as Attachment A, seeks an investigation of the cause of death of all employees killed while working on company business in the past 10 years. Mr. Parsons' proposal, however, as the SEC staff prospectively ruled in the 1995 No Action Grant, relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large.

In the 1995 No Action Grant, in connection with another proposal by Mr. Parsons that sought a report on DuPont's activities surrounding a 1991 fatal crash of an aircraft owned by Conoco, DuPont's then wholly-owned subsidiary (the fatalities included Mr. Parsons's wife), the SEC staff granted DuPont's request for no-action to exclude the proposal. That earlier proposal had been the latest in a series of actions by the proponent, including other shareholder proposals, litigation, correspondence and remarks at DuPont's annual shareholders' meeting, concerning the 1991 airplane crash. The SEC staff's response stated that it "shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent", and that DuPont's "statement under rule 14a-8(d) shall be deemed by the staff to satisfy [DuPont's] future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent." The 1995 No Action Grant is attached as Attachment B.

Mr. Parsons's current proposal arises out of the same event as the first, seeks essentially the same relief, and comes from the same proponent. Therefore it is subject to the SEC's prospective 1995 No Action Grant.

Very truly yours,

Peter C. Mester

Peter C. Mester
Assistant Secretary and
Corporate Counsel

Attachments
Six copies enclosed w/attachments
cc: Mr. Roger Parsons (w/attachments)

ATTACHMENT "A"

Roger K. Parsons

PMB 414

7602 North Jupiter Road, Suite 114

Garland, Texas 75044-2082

Telephone: (972) 414-6959

Facsimile: (972) 295-2776

February 26, 2001

Mary E. Bowler, Corporate Counsel and Assistant Secretary
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
BY FACSIMILE TO: (302) 773-3423

RE: OCCUPATIONAL HOMOCIDES AT DUPONT

Dear Ms Bowler:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following stockholder proposal and statement in the 2002 E. I. du Pont de Nemours and Company Proxy Statement.

STOCKHOLDER PROPOSAL ON OCCUPATIONAL HOMOCIDES AT DUPONT

RESOLVED, the Board of Directors, in its next scheduled meeting, shall make, consider and vote upon a motion to contract an independent safety auditing firm to investigate the causes of death of all DuPont employees killed while working on company business during the past ten years. After voting on the motion, the Board of Directors shall direct that the motion, as voted upon, and each directors' vote be published in the *News Releases* section of the DuPont on-line publication no more than one week after the vote.

Stockholder's Statement

Between 1980 and 1989, approximately 7,600 deaths in the US were attributed to occupational homicide. This was 12% of all deaths from injury in the workplace during that period. Over the past ten years, DuPont management purposefully reported more than ten on-job homicides as "accidental" deaths. The Board of Directors must act to prevent DuPont's lawyers from continuing these self-serving frauds upon DuPont stockholders and employees.

To make an informed vote for or against the men and women who DuPont management will ask stockholders to elect as directors, stockholders need to know how each director votes on this important issue of employee health and safety.

If you AGREE, please mark your proxy FOR this resolution.

I have continuously owned DuPont common stock valued at more than $2,000.00 for more than one year, and I will continue to own that stock until the 2002 annual meeting of DuPont stockholders.

Sincerely,

R Parsons

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc Louise B. Lancaster, DuPont Corporate Secretary
Alain J. P. Belda, DuPont Director
Curtis J. Crawford, DuPont Director
Louisa C. Duemling, DuPont Director
Edward B. du Pont, DuPont Director
Charles O. Holliday, Jr., DuPont Director
Deborah C. Hopkins, DuPont Director
Lois D. Juliber, DuPont Director
Goran Lindahl, DuPont Director
Masahisa Naitoh, DuPont Director
William K. Reilly, DuPont Director
H. Rodney Sharp III, DuPont Director
Charles M. Vest, DuPont Director
Stanford I. Weill, DuPont Director

The miracles of science™

Roger K. Parsons

PMB 414

7602 North Jupiter Road, Suite 114

Garland, Texas 75044-2082

Telephone: (972) 414-6859

Facsimile: (972) 295-2776

January 3, 2002

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

RE: DuPont Shareholder Proposal of Roger Parsons

Ladies and Gentlemen:

I write to advise your office of a gross misrepresentation made in the December 14, 2001 letter to your office by Peter C. Mester, a lawyer employee by E. I. du Pont de Nemours and Company (DuPont). Mester's letter notifies your office that DuPont intends to exclude my stockholder proposal from the company's 2002 Proxy Statement.[1] Mester falsely claims that DuPont's action is justified pursuant to the January 31, 1995 response ("1995 No Action Grant") by your office regarding a totally different and dissimilar stockholder proposal.

With *scienter*, Mester concludes that the SEC allows the exclusion of my proposal from the DuPont 2002 Proxy Statement because "...the current proposal arises out of the same event as the... [November 1994 proposal], seeks essentially the same relief, and comes from the same proponent... [t]herefore, it is subject to the SEC's prospective 1995 No Action Grant."

To construct the erroneous conclusion sought by his employer, Mester makes the following claim in the first paragraph of his letter: "Mr. Parsons' proposal, however, as the SEC staff prospectively ruled in the 1995 No Action Grant, relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

Mester fails to point to any part of my stockholder proposal that (a) "...relates to the redress of a personal claim or grievance...", (b) "...is designed to result in a benefit to the proponent or to further

---

1. Mr. Mester's December 14, 2001 letter to your office (no attachments) is attached here as Attachment A. My current stockholder proposal, submitted February 26, 2001 is attached here as Attachment B.

a personal interest..."; or even (c) "...arises out of the same event..." upon which the SEC based its1995 No Action Grant.

In his second paragraph, Mester identifies me as the proponent of the 1994 stockholder proposal that was reviewed by your office nearly seven years ago and resulted in the1995 No Action Grant. However, this is as far as Mester can go towards satisfying the two necessary conditions he must establish to have my current proposal covered by the 1995 No Action Grant that he recites, in part:

"The Company's statement under Rule 14(a)-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the *same* or *similar* proposals submitted by the same proponent."

In his final paragraph, Mester jumps to his erroneous conclusion, apparently hoping that SEC staff is too busy to actually read my current proposal to see that it is neither the *same* nor *similar* to the proposal that the SEC references in its 1995 No Action Grant.

Mester clearly fails to establish all necessary conditions to apply the 1995 No Action Grant to my current stockholder proposal and Mester fails to recite any other applicable authority that allows DuPont management to legitimately exclude of my current proposal. Therefore, I request that the SEC take the necessary legal action against DuPont management on behalf of all DuPont stockholders to enforce SEC Rule 14(a)-8, and require DuPont to publish my proposal in its 2002 Proxy Statement.

Sincerely,

Roger Parsons

Roger Parsons

Attachments

cc: Mr. Peter C. Mester (w/attachments)

God Bless America

January 31, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: E. I. du Pont de Nemours and Company (the "Company")
Incoming letter dated December 21, 1994

The proposal requests that the board of directors issue a report on the Company's activities in Malaysia with regard to a 1991 Company-owned plane crash.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under rule 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Vincent W. Mathis
Attorney Advisor

11

000009

DUPONT 94 DEC 22 PM 5:03
DuPont Legal

December 21, 1994

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

1995 PROXY STATEMENT
SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E. I. du Pont de Nemours and Company ("DuPont" or "Company") may properly omit from its 1995 Annual Meeting Proxy Statement the shareholder proposal and supporting statement submitted by Roger K. Parsons ("Proponent"). The Proposal is attached at Exhibit A.

The Proposal requests a report on certain alleged activities in Malaysia during the past four years by DuPont and its subsidiaries. Accompanying statements in Proponent's "whereas" clauses indicate that the Proposal relates to an airplane crash in Malaysia in September 1991, including the investigation of that crash. In my opinion, the Proposal may be omitted from the Proxy materials pursuant to Rule 14a-8(c)(4), (c)(5), (c)(7) and (c)(3) because the Proposal relates to the redress of Proponent's personal claim against the Company, is not significantly related to the Company's business, deals with a matter relating to DuPont's ordinary business operations, and is false and misleading.

BACKGROUND

The Company and its subsidiaries have operations in about 70 countries worldwide. Like many companies with production, manufacturing, research and sales facilities spanning the globe, DuPont maintains its own aviation operations. In September 1991, one of DuPont's airplanes crashed into a mountain in Malaysia as it approached an airfield for a scheduled refueling stop. In this tragic accident, all crew members and passengers perished. One of the passengers was Proponent's wife.

Beginning several months after the airplane crash, Proponent initiated legal action against the Company. Proponent has also personally carried on a concerted campaign with various audiences such as customers, vendors, directors, employees and others to disparage the actions of the Company and specific executive officers and directors for alleged actions related to the airplane crash and it's investigation. Examples of Proponent's actions are described below:

Litigation. On February 3, 1992, Proponent filed a lawsuit against DuPont in Texas state court in Houston seeking damages in connection with the loss of his wife in the crash of DuPont's airplane. Proponent alleges DuPont's negligence in providing an airplane and crew and failing to properly train and supervise the crew. The case was removed to the U. S. District Court for the Southern District of Texas (Houston). In July 1994, a jury found DuPont negligent and awarded Proponent $4.75 million in damages. Proponent has appealed the jury verdict to the Fifth Circuit of the Federal Court of Appeals.

Shareholder Proposal #1. On February 28, 1992, Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that Proponent would introduce Proposal #1 at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted Proponent by phone to advise him that the Proposal had not been timely filed by the November 18, 1991, cutoff for the 1992 Annual Meeting. Proponent agreed to treat the Proposal as being submitted for the 1993 Annual Meeting. Proponent also indicated his intent to speak at the 1992 Annual Meeting on management of DuPont's aviation operations.

1992 Letter to Directors. On March 16, 1992, Proponent sent a letter to individual members of the Company's Board of Directors with Proposal #1 attached. In his letter, Proponent refers to "management problems in the aviation operation" and to his "great personal interest in seeing these problems resolved," and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

1992 Letter to Shareholders. On April 29, 1992, the day of the Company's 1992 Annual Meeting in Wilmington, Delaware, without the Company's prior knowledge, Proponent distributed a printed letter addressed to "Fellow Shareholders", explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation". An attached pre-addressed card could then be torn off and mailed to Edgar S. Woolard, the Company's Chairman and CEO. Proponent's same material with attached response card was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

1992 Annual Meeting. Proponent addressed the 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter". The Company's Chairman and CEO, Edgar S. Woolard, responded, while noting his remarks must necessarily be limited due to the pending litigation.

All of the foregoing actions directed toward the Company by Proponent in connection with the airplane crash were set forth in the Company's request for SEC Staff no-action on Proposal #1 submitted for the 1993 Annual Meeting. The Staff concurred that Proposal #1 related to the Company's ordinary business operations (the

MTC95-86

safety of the Company's aviation operations) and could be omitted pursuant to Rule 14a-8(c)(7). The Company's September 30, 1992 no-action request and supporting documentation of Proponent's actions, along with the SEC Staff's response of November 27, 1992, are attached hereto at Exhibit B, Exhibit B.

Proponent's actions continued throughout 1993 as follows:

1993 Letter to Directors. On March 12, 1993, Proponent sent a detailed letter to individual members of the Company's Board of Directors relating to the airplane crash. A copy of that letter is attached at Exhibit B, Exhibit C. In his letter Proponent refers to the death of his wife and his personal involvement in the investigation of the airplane crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation".

1993 Annual Meeting. Proponent addressed the 1993 Annual Meeting on April 28, 1993, concerning his desire for a thorough investigation of the airplane crash and acknowledged his personal interest in the airplane crash in which his wife died. The Company's Chairman and CEO, Edgar S. Woolard, referred to the false accusations by Proponent in that forum and again noted that his remarks must necessarily be limited due to the pending litigation. Proponent made repeated efforts to inject comments about the litigation and investigation. An excerpt from the 1993 Annual Meeting transcript (pages 10-13 and 89-91) is attached at Exhibit B, Exhibit D.

1993 Letter to DuPont Stakeholders. Proponent continued to distribute broadly a printed letter to stakeholders/petition to the Board of Directors concerning the airplane crash, allegations about DuPont and the investigation which are the subject of the litigation. A pre-addressed response card can be torn off Proponent's letter and mailed to DuPont's directors. A copy of the letter/card is attached at Exhibit B, Exhibit E. Proponent's same material was distributed to people attending the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993, regardless of whether the recipient was any type of DuPont stakeholder.

Shareholder Proposal #2. On November 4, 1993, Proponent sent by facsimile transmission the Proposal attached at Exhibit B, Exhibit A relating to investigation of the airplane crash and election to office of two members of the Company's Board of Directors. The Company requested Staff no-action on Proposal #2 submitted for the 1994 Annual Meeting. The Staff concurred that Proposal #2 related to a personal claim and could be omitted pursuant to Rule 14a-8(c)(4). The Company's December 22, 1993 no-action request and supporting documentation of Proponent's actions, along with the SEC Staff's response of February 9, 1994, are attached hereto at Exhibit B.

Proponent's actions have continued during 1994 as follows:

1994 Litigation Activities. On April 19, 1994, a federal district judge, finding that Proponent's conduct through all his contacts and activities as described above under BACKGROUND "clearly exceeded the confines of ... the lawful exercise of his rights . . .", held that "the Court cannot and does not condone Parson's [Proponent's] behavior" in denying DuPont's motion for a protective order. A copy of the order is attached at Exhibit C. Following trial of his case, and notwithstanding a jury verdict in his favor, Proponent has filed an appeal.

1994 Annual Meeting. Proponent addressed the 1994 Annual Meeting on April 27, 1994, concerning alleged "threatening" practices in DuPont's aviations operations and referenced the fatal airplane crash in Malaysia. An excerpt from the 1994 Annual Meeting transcript (pages 16-19) is attached at Exhibit D.

Shareholder Proposal #3. On November 18, 1994, Proponent sent by facsimile transmission the Proposal attached at Exhibit A. The Proposal continues familiar themes raised in Proposals #1 and #2: the Malaysian airplane crash, which is the subject matter of his pending litigation against DuPont; and investigation of the Malaysian airplane crash. Proponent attempts to distinguish this Proposal by a request for a report on certain activities by the Company in Malaysia, but the request is inextricably related to matters raised in his personal litigation against the Company, as evidenced by references to the Malaysian airplane crash in the second and fourth "whereas" clauses:

> "Whereas, the Malaysian government have refused to conduct any investigation of the September 4, 1991 crash of a DuPont jet aircraft which killed all of the twelve people aboard, including senior DuPont executives and their wives."

> "Whereas, the public position of DuPont, stated in the DuPont investigation report signed by the Director of Corporation Aviation, Mr. Frank E. Petersen, is that a Malaysian government air traffic controller was completely responsible for the crash of the DuPont aircraft and for the deaths of the twelve people aboard."

and in the second clause of the resolution:

> "(2) Any DuPont efforts to seek reparations from the Malaysian government for money payed [sic] by DuPont or DuPont's insurer, American International Group (AIG), to replace the crashed aircraft and to compensate the families of the people killed in the crash."

DISCUSSION

For the reasons discussed below, DuPont may omit the Proposal from its 1995 Annual Meeting Proxy Statement because it relates to a personal claim, is not significantly related to the Company's business, deals with a matter relating to DuPont's ordinary business operations, and is false and misleading. Supporting authorities cited herein are attached at Exhibit E.

1. The Proposal Relates to a Personal Claim – Rule 14a-8(c)(4)

Rule 14a-8 was intended to provide security holders a means of communicating with fellow security holders on matters of interest to them as security holders. It was not intended to provide a means for a person to air or remedy personal grievances or to further personal interests. The Commission has expressly recognized that the cost and time involved in dealing with these situations do a disservice to the interest of the registrant and its security holders at large. Release No. 34-19135 (October 14, 1982) (excerpt attached). Under Rule 14a-8(c)(4), a proposal may be omitted if it "relates to the redress of a personal claim or grievance against the registrant ... or if it is designed ... to further a personal interest, which ... interest is not shared with the other security holders at large".

Proponent instituted a lawsuit to establish his personal claim against DuPont for damages connected with his wife's death in the crash of a DuPont airplane. This litigation relates to the subject matter of the Proposal: the Malaysian airplane crash and investigation of that crash scene. The Proposal is simply one tactic used by Proponent to pursue his personal interest and influence the outcome of the pending litigation through an ex parte means, as set forth above under BACKGROUND and as the Staff recognized in granting the Company no-action relief earlier this year on Proponent's Shareholder Proposal #2 described above. E. I. du Pont de Nemours and Company (available February 9, 1994) (attached hereto at Exhibit B). Because the Proposal relates to Proponent's pending litigation against DuPont, the Proposal is designed to further a personal interest of Proponent which is not shared broadly by other DuPont stockholders and may therefore be excluded pursuant to Rule 14a-8(c)(4). The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(4) where there is pending litigation by a proponent against the registrant related to the subject matter of a proposal. E. I. du Pont de Nemours and Company, supra.

The Staff has concluded that it is inappropriate for shareholders involved in litigation with a registrant to use Rule 14a-8 to further that litigation because such proposals "constitute an abuse of the shareholder proposal process". C. I. Mortgage Group (available March 13, 1981). In addition to the policy considerations enunciated in CIMG, the exclusion is also necessitated by the evidentiary issues which must be addressed in drafting management rebuttals or even asserting arguments for exclusion under Rule 14a-8. DuPont's litigation counsel advises of the difficulty in substantiating the Company's positions without getting into a discussion of aspects of Proponent's appeal pending in the Fifth Circuit, which would be inappropriate.

If the Staff agrees with our position that Rule 14a-8(c)(4) is applicable, we respectfully request that the Staff clarify that its response would also apply to any future submissions by Proponent which are related to the airplane crash or Proponent's personal grievance toward the Company. See, e.g., General Electric Company (available January 25, 1994).

The precedents cited above provide a clear basis for excluding the Proposal pursuant to Rule 14a-8(c)(4) because the Proposal relates to a personal claim.

2. The Proposal Is Not Significantly Related to the Company's Business – Rule 14a-8(c)(5)

Rule 14a-8(c)(5) permits exclusion of a proposal that relates to operations which account for less than 5% of the Company's consolidated assets, net earnings and gross sales and is not otherwise significantly related to the Company's business. For 1993, the Company's gross sales and net earnings were approximately $37,000,000,000 and $555,000,000, respectfully, and the Company's total assets were about $37,000,000,000.

For 1993, the Company had less than $40,000,000 in gross sales derived from Malaysia, or about 0.1% of the Company's gross sales in 1993. Similarly, net earnings and assets in Malaysia were each under $10,000,000 in 1993, far less than the 5% threshold required by Rule 14a-8(c)(5). Accordingly, the Proposal is excludable under Rule 14a-8(c)(5). See, e.g., Texaco Inc. (available March 11, 1994), involving business in Burma and activities by the Burmese government; and Mead Corporation (available January 31, 1994), involving impact of NAFTA on business in Mexico. In early November 1994, the Company's energy subsidiary, Conoco, announced a joint venture project with Petronas, the national oil company of Malaysia, to construct and operate a new refinery near Melaka, Malaysia. Construction will not begin until 1995 and is expected to be completed in late 1997. The Company's operations in Malaysia will increase but it is unlikely that the 5% threshold tests of Rule 14a-8(c)(5) will be met in the near future.

Moreover, the Proposal is not "otherwise significantly related to the Company's business," as would be required to justify its inclusion. Even a proposal that may be "ethically significant in the abstract" may be omitted under Rule 14a-8(c)(5) if the proposal has "no meaningful relationship to the business" of the company. Where a proposal relates to less than five percent of a company's operations, the proposal itself must demonstrate that a meaningful relationship to the issuer's business exists. See International Business Machines Corp. (available January 17, 1990); Texaco and Mead, supra.

DuPont requests that the Staff construe the reference in Rule 14a-8(c)(5) to "otherwise significantly related to the registrant's business" as an appropriate, business-related qualification of the de minimis rule articulated by the rule. So viewed, Rule 14a-8(c)(5) clearly authorizes exclusion of the Proposal. Texaco, supra.

3. The Proposal Relates to Ordinary Business Operations – Rule 14a-8(c)(7)

When a proposal requests the preparation of a report on specific aspects of the Company's business, it may be excluded under Rule 14a-8(c)(7) if the subject matter of the report involves a matter of ordinary business. See Exchange Act Release No. 20091 (August 16, 1983).

The Proposal requests the preparation of a report on the following points:

1. money paid by DuPont to the Malaysian government or various entities alleged to be "controlled" by the Malaysian government

2. "efforts" to seek certain "reparations" from the Malaysian government by DuPont or its insurer, AIG, in connection with the crash of DuPont's airplane in Malaysia

Aside from the difficulty of deciphering the meaning of certain terms used by Proponent, it appears that the report would relate to various actions by DuPont in managing its worldwide business, including its aviations operations and insurance arrangements.

Recognizing that the real content of a shareholder proposal must determine whether it is excludable from an issuer's proxy statement, the Staff has concurred in the exclusion under Rule 14a-8(c)(7) of proposals relating to reports on what products or services companies should produce and distribute. See, e.g., Eli Lilly Company (available February 8, 1990). The Staff has also concurred in the exclusion under Rule 14a-8(c)(7) of a proposal for a report about aspects of a company's ordinary business operations, even when the subject matter arguably is related to a policy matter (report on nuclear power plant operations, including regulatory compliance, safety, and specific cost information). See Carolina Power & Light (available March 8, 1990). Like these proposals, the Proposal relates to the conduct of DuPont's ordinary business operations.

In Exchange Act Release No. 20091, supra, the Commission concluded that "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal would be excludable." In light of the facts and the applicable precedent, the Proposal may be omitted by virtue of Rule 14a-8(c)(7) because it relates to DuPont's ordinary business operations.

4. The Proposal is False and Misleading -- Rule 14a-8(c)(3); Rule 14a-9

The Staff has consistently acknowledged that a statement "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or associations, without factual foundations" may be excluded pursuant to Rule 14a-8(c)(3) as misleading and thereby contrary to Rule 14a-9. Note b to Rule 14a-9; Fibreboard Corporation (available February 21, 1991).

Proponent's unsubstantiated assertions contained throughout the Proposal impugn the character and integrity of the Company and suggest improper conduct without factual foundation, in contravention of Rule 14a-9. Aspects of the "whereas" clauses and the resolution itself are replete with baseless claims and innuendoes which impugn the integrity and character of the Company by implying that DuPont engaged in improper, unethical, and perhaps even illegal conduct in connection with the investigation of the airplane crash and in its dealings with the Malaysian government. The Proposal is filled with Proponent's personal opinions and unsupported generalizations presented as facts. In fact, contrary to the implication in paragraph 2 of Proponent's resolution, AIG has sought reparations in connection with the airplane crash by instituting litigation in Malaysia against the Malaysian government.

As explained above on page 5 in the discussion of "personal claim" under Rule 14a-8(c)(4) and the policy underlying CIMG, supra, Proponent's pending litigation presents evidentiary difficulties in responding to Proponent's unfounded assertions without discussing the merits of litigation positions.

Given the pervasive nature of the foundationless opinions and false and misleading statements expressed in the Proposal and in view of Proponent's pending litigation, it is my opinion that the entire Proposal may be omitted pursuant to Rule 14a-9. Proponent need not be given the opportunity to amend the Proposal to address and correct Rule 14a-9 problems. Accordingly, the Proposal may properly be omitted from the Company's Proxy Statement.

* * * * * *

For the foregoing reasons, it is my opinion that, pursuant to paragraphs (c)(4), (c)(5), (c)(7), and (c)(3) of Rule 14a-8, DuPont may properly exclude the Proposal from its 1995 Annual Meeting Proxy Statement.

Very truly yours,

Louise B. Lancaster

Louise B. Lancaster
Corporate Counsel

LBL:ske
Attachments

MTC95.36

000017

Roger K. Parsons

303 Briarpark Drive

Houston, Texas 77042

713 789-5573

FAX 713 789-4467

November 18, 1994

Mr. Kent A. Laughlin
Stockholder Relations -- N10452
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

BY FACSIMILE TO 202-773-3423

RE: 1995 STOCKHOLDER PROPOSAL

Mr. Laughlin:

On behalf of Roger Parsons and the Estate of Ann Kartsotis Parsons, I will present the following proposal at the 1995 DuPont Annual Meeting.

STOCKHOLDER PROPOSAL ON COMPANY ACTIVITIES IN MALAYSIA

WHEREAS, the Malaysian government, under the administration of Prime Minister Datuk Seri Dr. Mahathir bin Mohamad have a long history of not complying with basic international standards for human rights and safety.

WHEREAS, the Malaysian government have refused to conduct any investigation of the September 4, 1991 crash of a DuPont jet aircraft which killed all of the twelve people aboard, including senior DuPont executives and their wives.

WHEREAS, the Malaysian government have persistently stonewalled all efforts to obtain factual information which would permit the thorough investigation of the DuPont aircraft crash, including not recovering any remains of the DuPont pilots flying the aircraft for forensic testing.

WHEREAS, the public position of DuPont, stated in the DuPont investigation report signed by the Director of Corporate Aviation, Mr. Frank E. Petersen, is that a Malaysian government air traffic controller was completely responsible for the crash of the DuPont aircraft and for the deaths of the twelve people aboard.

RESOLVED, shareholders request that the Board of Directors issue a report within three months of the 1995 Annual Meeting detailing the activities in Malaysia by DuPont and all DuPont subsidiaries, omitting proprietary information. The report should explain DuPont policy and contain statements of fact in the following areas.

(1) For each of the past four years, the amount of and purpose for any money paid by DuPont, DuPont subsidiaries, or agents for DuPont to the Malaysian government, companies controlled by the Malaysian government, and agents or companies controlled by any Malaysian political party.

(2) Any DuPont efforts to seek reparations from the Malaysian government for money payed by DuPont or DuPont's insurer, American International Group (AIG), to replace the crashed aircraft and to compensate the families of the people killed in the crash.

Please publish the text of this proposal in the *1995 Notice of Annual Meeting to the Holders of Common Stock of E. I. du Pont de Nemours and Company.* If you have questions regarding the proposal please do not hesitate to contact me.

R Parsons

Roger Parsons

Independent Executor for the
Estate of Ann Kartsotis Parsons

(Facsimile transmitted 1:57 CT 18 November 1994. Original mailed 18 November 1994 U.S.P.S. Express Mail.)

February 9, 1994

000034

RESPONSE OF THE OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: E.I. du Pont de Nemours and Company
Incoming letters dated December 22, 1993 and January 10, 1994

The proposal requests that the shareholders not permit their proxies to be voted in favor of the current chairman and vice chairman of the board of directors.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy Bowerman Freed
Special Counsel

DU PONT

WILMINGTON, DELAWARE 19898

SECRETARY'S OFFICE

December 22, 1993

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 3-3, Room 3028

Ladies and Gentlemen:

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT - 1994 ANNUAL MEETING

This statement and the accompanying materials are submitted on behalf of E. I. du Pont de Nemours and Company ("DuPont") pursuant to the provisions of Rule 14a-8(d) of the Securities Exchange Act of 1934. In our opinion, the two proposals submitted by Roger K. Parsons may be properly omitted from DuPont's proxy statement for the reasons set forth in the attached legal opinion. We request that the Staff not recommend any enforcement action if the proposals are so omitted.

By copy of this statement and the attached opinion, Mr. Parsons is being notified of DuPont's intention to omit the proposals and supporting statements from its proxy materials for the 1994 Annual Meeting. At the same time and in the event the Staff does not concur with our opinion that the proposals may be omitted, Mr. Parsons hereby is provided the opportunity to reduce the proposals and select a single proposal within 14 calendar days of this notification in accordance with Rule 14a-8 (attached to Mr. Parson's copy of this letter).

If you have any questions regarding this matter or require additional information, please call me at (302) 774-7379.

Very truly yours,

Louise B. Lancaster

Louise B. Lancaster
Secretary

LBL:ch
Attachments
mg[illegible]

cc: Roger K. Parsons
303 Briarpark Drive
Houston, TX 77042

DuPont Legal
Wilmington, DE 19898

DuPont Legal

December 22, 1993

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

1994 PROXY STATEMENT
SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E. I. du Pont de Nemours and Company ("DuPont" or "Company") may properly omit from its 1994 Annual Meeting Proxy Statement the two shareholder proposals and supporting statements (collectively referred to as the "Proposal") submitted by Roger K. Parsons ("Proponent"). The Proposal is attached at Exhibit A.[1]

The Proposal provides that Proponent will not permit his shares of DuPont common stock to be voted to elect to the Board of Directors a named current member of the Company's Board of Directors (either Mr. Edgar S. Woolard, Chairman of the Board, or Mr. Constantine S. Nicandros, a Vice Chairman of the Board). Accompanying statements in Proponent's "Whereas" clauses indicate that the Proposal relates to alleged actions by the respective directors in connection with an airplane crash in Malaysia in September 1991, and more specifically the investigation of that crash. In my opinion, the Proposal may be omitted from the Proxy materials pursuant to Rule 14a-8(c)(4), (c)(8), (c)(9) and (c)(3) because the Proposal relates to the redress of Proponent's personal claim against the Company, relates to an election to office of current directors, is counter to a proposal to be submitted by the Company at the 1994 Annual Meeting, and is false and misleading.

---

1 Proponent has actually submitted two separate proposals titled:

1. A Proposal to the stockholders of E. I. du Pont de Nemours and Company to withhold their proxy votes to elect Mr. Constantine S. Nicandros to the Board of Directors.

2. A Proposal to the stockholders of E. I. du Pont de Nemours and Company to withhold their proxy votes to elect Mr. Edgar S. Woolard, Jr. to the Board of Directors.

Rule 14a-8(a)(4) provides that a proponent may submit no more than one proposal and accompanying supporting statement for inclusion in the proxy materials for a shareholder meeting. Since each proposal submitted by Proponent relates to the same matter of a personal claim, each proposal relates to an election to office of a current director, each proposal is counter to the same proposal to be submitted by the Company and each proposal is false and misleading, I will refer hereinafter simply to the Proposal in order to streamline the discussion which follows.

BACKGROUND

The Company and its subsidiaries have operations in about 65 countries worldwide. Like many companies with production, manufacturing, research and sales facilities spanning the globe, DuPont maintains its own aviation operations. In September 1991, one of DuPont's airplanes crashed into a mountain in Malaysia as it approached an airfield for a scheduled refueling stop. In this tragic accident, all crew members and passengers perished. One of the passengers was Proponent's wife.

Beginning several months after the airplane crash, Proponent initiated legal action against the Company . Proponent has also personally carried on a concerted campaign with various audiences such as customers, vendors, directors, employees and others to disparage the actions of the Company and specific executive officers/directors such as those named in the Proposal for alleged actions related to the airplane crash and its investigation. Examples of Proponent's actions are described below:

Litigation. On February 3, 1992, Proponent filed a lawsuit against DuPont in Texas state court in Houston seeking damages in connection with the loss of his wife in the crash of DuPont's airplane. Proponent alleges DuPont's negligence in providing an airplane and crew and failing to properly train and supervise the crew. The case has been removed to the U. S. District Court for the Southern District of Texas (Houston) where it is pending. Discovery is in process.

Shareholder Proposal #1. On February 28, 1992, Proponent sent by facsimile transmission a letter to DuPont's Director of Stockholder Relations advising that Proponent would introduce Proposal #1 at DuPont's 1992 Annual Meeting. DuPont's Corporate Secretary contacted Proponent by phone to advise him that the Proposal had not been timely filed by the November 18, 1991, cutoff for the 1992 Annual Meeting. Proponent agreed to treat the Proposal as being submitted for the 1993 Annual Meeting. Proponent also indicated his intent to speak at the 1992 Annual Meeting on management of DuPont's aviation operations.

1992 Letter to Directors. On March 16, 1992, Proponent sent a letter to individual members of the Company's Board of Directors with Proposal #1 attached. In his letter, Proponent refers to "management problems in the aviation operation" and to his "great personal interest in seeing these problems resolved," and reiterates his intent to raise his concerns at the 1992 Annual Meeting.

1992 Letter to Shareholders. On April 29, 1992, the day of the Company's 1992 Annual Meeting in Wilmington, Delaware, without the Company's prior knowledge, Proponent distributed a printed letter addressed to "Fellow Shareholders", explaining his "great personal interest" in "safety problems in the management of DuPont's aviation operation". An attached pre-addressed card could then be torn off and mailed to Edgar S. Woolard, the Company's Chairman and CEO. Proponent's same material with attached response card was distributed at the National Business Aircraft Association Meeting in Dallas during the week of September 14, 1992.

1992 Annual Meeting. Proponent addressed the 1992 Annual Meeting concerning "a serious safety problem in the management of our company's aviation operations" and acknowledged his "great interest in this matter". The Company's Chairman and CEO, Edgar S. Woolard, responded, while noting his remarks must necessarily be limited due to the pending litigation.

All of the foregoing actions directed toward the Company by Proponent in connection with the airplane crash were set forth in the Company's request for SEC Staff no-action on Proposal #1 submitted for the 1993 Annual Meeting. The Staff concurred that Proposal #1 related to the Company's ordinary business operations (the safety of the Company's aviation operations) and could be omitted pursuant to Rule 14a-8(c)(7). The Company's September 30, 1992 no-action request and supporting documentation of Proponent's actions, along with the SEC Staff's response of November 27, 1992, are attached hereto at Exhibit B.

Proponent's actions have continued during 1993 as follows:

1993 Letter to Directors. On March 12, 1993, Proponent sent a detailed letter to individual members of the Company's Board of Directors relating to the airplane crash. A copy of that letter is attached at Exhibit C. In his letter Proponent refers to the death of his wife and his personal involvement in the investigation of the airplane crash: "Ann Parsons, my wife, was killed in the DuPont crash; therefore, I am committed to a thorough investigation".

1993 Annual Meeting. Proponent addressed the 1993 Annual Meeting on April 28, 1993, concerning his desire for a thorough investigation of the airplane crash and acknowledged his personal interest in the airplane crash in which his wife died. The Company's Chairman and CEO, Edgar S. Woolard, referred to the false accusations by Proponent in that forum and again noted that his remarks must necessarily be limited due to the pending litigation. Proponent made repeated efforts to inject comments about the litigation and investigation. A copy of an excerpt from the 1993 Annual Meeting transcript (pages 10-13 and 89-91) is attached at Exhibit D.

1993 Letter to DuPont Stakeholders. Proponent continued to distribute broadly a printed letter to stakeholders/petition to the Board of Directors concerning the airplane crash, allegations about DuPont and the investigation which are the subject of the ongoing litigation. A pre-addressed response card can be torn off Proponent's letter and mailed to DuPont's directors. A copy of the letter/card is attached at Exhibit E. Proponent's same material was distributed to people attending the National Business Aircraft Association convention in Atlanta during the week of September 20, 1993, regardless of whether the recipient was any type of DuPont stakeholder.

Shareholder Proposal #2. On November 4, 1993, Proponent sent by facsimile transmission the Proposal attached at Exhibit A relating to investigation of the airplane crash and election to office of two current members of the Company's Board of Directors.

DISCUSSION

For the reasons discussed below, DuPont may omit the Proposal from its 1994 Annual Meeting Proxy Statement because it relates to both a personal claim and an election to office; is counter to a proposal to be submitted by the Company; and is false and misleading. Supporting authorities cited herein are attached at Exhibit F.

1. The Proposal Relates to a Personal Claim -- Rule 14a-8(c)(4)

Rule 14a-8 was intended to provide security holders a means of communicating with fellow security holders on matters of interest to them as security holders. It was not intended to provide a means for a person to air or remedy personal grievances or to further personal interests. The Commission has expressly recognized that the cost and time involved in dealing with these situations do a disservice to the interest of the registrant and its security holders at large. Release No. 34-19135 (October 14, 1982) (excerpt attached). Under Rule 14a-8(c)(4), a proposal may be omitted if it "relates to the redress of a personal claim or grievance against the registrant ... or if it is designed ... to further a personal interest, which ... interest is not shared with the other security holders at large".

Proponent has instituted a lawsuit to establish his personal claim against DuPont for damages connected with his wife's death in the crash of a DuPont airplane. This litigation relates to the subject matter of the Proposal: the investigation of the airplane crash. Moreover, Proponent has repeatedly asserted a "great personal interest" in the underlying subject matter of the Proposal. The Proposal is simply one tactic used by Proponent to pursue his personal interest and influence the outcome of the pending litigation through an ex parte means, as set forth above under BACKGROUND. Because the Proposal relates to Proponent's pending litigation against DuPont, the Proposal is designed to further a personal interest of Proponent which is not shared broadly by other DuPont stockholders and may therefore be excluded pursuant to Rule 14a-8(c)(4).

The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(4) where there is pending litigation by a proponent against the registrant related to the subject matter of a proposal. See, e.g., ITT Corp. (available September 21, 1993), involving a proponent-litigant's request for ITT to acknowledge liability for personal injuries from a fire on ITT's premises. In ITT the proponent-litigant was also using the shareholder proposal process as a means to influence pending litigation through ex parte means as Proponent is doing. See also Xerox Corporation (available March 2, 1990), involving a terminated employee's proposal to review the registrant's EEOC investigation where the proponent challenged his termination by filing a lawsuit and EEOC charges. In Xerox, the proponent also communicated separately and directly with Xerox's outside directors in a manner similar to Proponent's communications with DuPont's directors. See also American Telephone and Telegraph Company (available January 5, 1990), involving a request for personnel and management changes and relocating facilities at an AT&T project operation based on allegations of cost and scheduling overruns where proponent had initiated a legal claim against AT&T concerning this same operation.

The Staff has concluded that it is inappropriate for shareholders involved in litigation with a registrant to use Rule 14a-8 to further that litigation because such proposals "constitute an abuse of the shareholder proposal process". C. I. Mortgage Group (available March 13, 1981). In addition to the policy considerations enunciated in CIMG, the exclusion is also necessitated by the evidentiary issues which must be addressed in drafting management rebuttals or even asserting arguments for exclusion under Rule 14a-8. For example, in my opinion, there are bases for exclusion of the Proposal under Rule 14a-8(c)(3) because it is false and misleading. However, DuPont's litigation counsel advises of the difficulty in substantiating these positions without getting into a detailed discussion of the merits of Proponent's litigation against DuPont and preempting discovery which is ongoing.

Xerox Corporation (available November 17, 1988) provides compelling precedent for exclusion of the Proposal on the basis of a personal claim. The parallels with the Proposal are remarkable. Both proposals are directly related to and emanate from pending litigation by a former employee and efforts by that former employee/shareholder to bolster his personal litigation posture through the shareholder proposal process. The Staff concluded that the Xerox proposal was excludable pursuant to Rule 14a-8(c)(4). Nevertheless, the Xerox proposal also related to removal from office of the chairman of the board. Though the proposal was also no doubt excludable pursuant to Rule 14a-8(c)(8), the Staff relied on Rule 14a-8(c)(4), perhaps realizing that to do otherwise would give rise to annual proposals by the former employee/shareholder. The Company has had a similar experience during period of Proponent's pending litigation, which continues in discovery and may not be finally resolved for some years.

The precedents cited above provide a clear basis for excluding the Proposal pursuant to Rule 14a-8(c)(4) because the Proposal relates to a personal claim.

2. The Proposal Relates to an Election to Office -- Rule 14a-8(c)(8)

Under Rule 14a-8(c)(8), a proposal may be omitted if it "relates to an election to office." If adopted, the Proposal could affect the election of nominees for the Board of Directors who are to be voted on at the same meeting at which the Proposal would be voted. Though the proposal is perhaps awkwardly worded, Proponent's intent seems clear: To prevent the reelection at the 1994 Annual Meeting of at least one of DuPont's current directors, Mr. Woolard and/or Mr. Nicandros, the Chairman and a Vice Chairman of the Board of Directors.

The Staff has consistently permitted exclusion of proposals pursuant to Rule 14a-8(c)(8) where the proposal relates to excluding a current member of the board of directors from reelection to the board. Exxon Corporation (available January 26, 1990), seeking termination and discharge or removal of the chairman of the board; and Detroit Edison Company (available March 23, 1988), involving a proposal to oust the chairman and vice chairman of the board at the upcoming meeting because of claims they are incompetent.

Inasmuch as the Proposal requests the defeat of a current director or nominee, the Proposal may properly be excluded pursuant to Rule 14a-8(c)(8). Rule 14a-8(c)(8) is intended to make it clear that Rule 14a-8 is "not the proper means for conducting campaigns" for election of directors. Release No. 34-12598 (July 7, 1976) (excerpt attached).

3. The Proposal is Counter to the Company's Proposal -- Rule 14a-8(c)(9)

Under Rule 14a-8(c)(9) a proposal may be omitted "if the proposal is counter to a proposal to be submitted by the registrant at the meeting." In its 1994 Annual Meeting Proxy Statement, DuPont will nominate a slate of nominees for election to the Board of Directors. If the Proposal is adopted, it could nullify DuPont's nominations. See Northern States Power Company (available March 6, 1991); and Detroit Edison Company, supra. Accordingly, because the Proposal is counter to a proposal to be submitted by DuPont at the 1994 Annual Meeting, the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(c)(9).

4. The Proposal is False and Misleading -- Rule 14a-8(c)(3)

The Staff has consistently acknowledged that a statement "which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper...conduct...without factual foundations" may be excluded pursuant to Rule 14a-8(c)(3) as misleading and thereby contrary to Rule 14a-9. Note b to Rule 14a-9; Northern States Power Company, supra; and Fibreboard Corporation (available February 21, 1991).

Proponent's unsubstantiated assertions contained throughout the Proposal impugn the character and integrity of the individual named directors and charge them with improper conduct without factual foundation in contravention of Rule 14a-9. All "Whereas" paragraphs and the entire Supporting Statement of the Proposal are examples of baseless claims and innuendoes which impugn the integrity and character of the named individuals who are directors and executive officers of the Company. Further, the "Whereas" clauses and Supporting Statements imply that these named individuals have engaged in improper and unethical conduct in connection with the investigation of the airplane crash. The entire Proposal is solely personal opinions and unsupported generalizations presented as facts.

As explained above on page 5 in the discussion of "personal claim" under Rule 14a-8(c)(4) and the policy underlying CIMG, Proponent's pending litigation presents evidentiary difficulties in responding to Proponent's unfounded assertions without discussing the merits of litigation positions and preempting ongoing discovery. Given the pervasive nature of the foundationless opinions expressed throughout the Proposal and in view of the pending litigation, it is my opinion that the entire Proposal may be omitted pursuant to Rule 14a-9. Proponent need not be given the opportunity to amend the Proposal to address and correct Rule 14a-9 problems. Fibreboard Corporation, supra. Accordingly, the Proposal may properly be omitted from the Company's Proxy Statement.

* * * * * *

For the foregoing reasons, it is my opinion that, pursuant to paragraphs (c)(4), (c)(8), (c)(9) and (c)(3) of Rule 14a-8, DuPont may properly exclude the Proposal from its 1994 Annual Meeting Proxy Statement.

Very truly yours,

Louise B. Lancaster
Corporate Counsel

LBL:das
Attachments

MTC14.06

000026

Roger K. Parsons
303 Briarpark Drive, Houston, Texas 77042
November 4, 1993

Stockholder Relations
E. I. du Pont de Nemours and Company
Stockholder Relations - N10452
1007 Market Street
Wilmington, Delaware 19898

Ladies and Gentlemen:

Please be advised, I will introduce the following proposal to the stockholders of E. I. du Pont de Nemours and Company at the 1994 Annual Meeting of Stockholders.

A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. CONSTANTINE S. NICANDROS TO THE BOARD OF DIRECTORS.

WHEREAS, DuPont directors are expected to carry out their fiduciary responsibilities in an ethical manner.

WHEREAS, Mr. Edgar S. Woolard, Jr., gave DuPont director Mr. Constantine S. Nicandros complete responsibility for overseeing an investigation into the causes of the September 4, 1991 crash of a DuPont G-II jet aircraft in East, Malaysia in which all twelve people on the aircraft were killed.

WHEREAS, Mr. Constantine S. Nicandros made no effort to have the remains of the two DuPont employed pilots flying the DuPont aircraft recovered for drug and alcohol forensic testing.

WHEREAS, Mr. Constantine S. Nicandros made no effort to have any substantive investigation carried out on the circumstances leading to the crash of the DuPont aircraft and, through this willful neglect, Mr. Constantine S. Nicandros continues to endanger the lives of other DuPont employees and their families.

RESOLVED, I will not permit proxy votes represented by my shares of E. I. du Pont de Nemours and Company to be used to elect Mr. Constantine S. Nicandros to the Board of Directors.

Support of this resolution will demonstrate to all DuPont directors that the self-serving actions taken by Mr. Constantine S. Nicandros in this affair will not be tolerated and that there is a minimum ethical standard in director performance expected by DuPont stockholders. If you AGREE, please mark your proxy FOR the resolution.

Please include this proposal in the Notice of Annual Meeting to the Holders of Common Stock of E. I. du Pont de Nemours and Company. If you have any questions regarding the proposal please contact me by telephone (713-789-5573) or facsimile (713-789-4467). Thank you.

Roger Parsons
Roger Parsons

RECEIVED
NOV 9 '93
STOCKHOLDER RELATIONS

Roger K. Parsons
303 Briarpark Drive
Houston, Texas 77042
713 789-3573
FAX 713 789-4467

January 4, 1994

Director of Stockholder Relations
E. I. du Pont de Nemours and Company
Stockholder Relations - N10452
1007 Market Street
Wilmington, Delaware 19898

Dear Sir:

A letter by a DuPont lawyer, Ms. Louise B. Lancaster, to the Securities and Exchange Commission indicates that she is confused by the two proposals that were submitted to your office for inclusion in the 1994 DuPont proxy statement on November 4, 1993.

The stockholder proposal submitted to your office on November 4, 1993 and titled **A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. CONSTANTINE S. NICANDROS TO THE BOARD OF DIRECTORS**, has been submitted, per Bulletin No. 143, 01-31-92, for Rule 14a-8(a)(4) of the Securities and Exchange Act of 1934, by the Independent Administrator for the estate of Ester Ann Kartsotis Parsons, a deceased stockholder. Roger Parsons is the Independent Administrator for the estate of Ester Ann Kartsotis Parsons.

The stockholder proposal submitted to your office on November 4, 1993 and titled **A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. EDGAR S. WOOLARD, JR. TO THE BOARD OF DIRECTORS**, has been submitted, per Bulletin No. 143, 01-31-92, for Rule 14a-8(a)(4) of the Securities and Exchange Act of 1934, by Roger Parsons, a stockholder.

Please tell Ms. Lancaster today, January 4, 1994, that you have received this letter and that she should inform the SEC on her misunderstanding.

RECEIVED
JAN 4 '94
STOCKHOLDER RELATIONS

Roger Parsons

Facsimile sent 11:30 EDST, 4 January 1994 to fax number 303-773-3423.

VP-10232 REV. 12/89

000028

DU PONT

WILMINGTON, DELAWARE 19898

SECRETARY'S OFFICE

January 10, 1994

94 JAN 11 PM 4:11

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 3-3, Room 3028

Ladies and Gentlemen:

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT - 1994 ANNUAL MEETING

Reference is made to DuPont's letter dated December 22, 1993, requesting that the Staff take a no-action position with respect to two Proposals submitted by Proponent Roger K. Parsons, each relating to the election of a named current member of the Company's Board of Directors (one pertaining to the Chairman and the other pertaining to a Vice Chairman, Messrs. Woolard and Nicandros, respectively). The December 22 cover letter and accompanying legal opinion (without exhibits) are attached hereto at Exhibit A. Mr. Parsons' two Proposals are attached hereto at Exhibit B.

In my December 22 cover letter, I referred to the fact that Mr. Parsons had submitted two Proposals. By letter dated January 4, 1994, Mr. Parsons claims that he submitted the two Proposals in two separate capacities, one in his name and the other in his name as administrator of his wife's estate. Mr. Parson's letter of January 4, 1994 is attached at Exhibit C.

I appreciate Mr. Parsons' trying to draw such a distinction at this time. However, there is nothing in the substance of the Proposals or otherwise in Mr. Parsons' letters (e.g., letterhead/closing) used to transmit the Proposals which suggests he is submitting the Proposals other than in his name.

Very truly yours,

Louise B. Lancaster
Secretary and Corporate Counsel

MTC94-16.doc
Attachments

cc: Roger K. Parsons
303 Briarpark Drive
Houston, TX 77042

000029

RECEIVED
OFFICE OF CHIEF COUNSEL

94 FEB -3 PM 3:54

Roger K. Parsons

303 Briarpark Drive

Houston, Texas 77042

713 789-5573

FAX 713 789-4467

January 28, 1994

Office of Chief Counsel
Division of Corporate Finance
Mail Stop 3-3, Room 3028
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

RE: 1994 DUPONT STOCKHOLDER PROPOSALS

Dear Ladies and Gentlemen:

This letter is being sent to your office on the behalfs of Roger K. Parsons and Roger K. Parsons, Independent Administrator for the Estate of Ann K. Parsons. Roger K. Parsons and the Estate of Ann K. Parsons are stockholders of E. I. du Pont de Nemours and Company ("DuPont"). Per Rule 14a-8(a) of the Securities and Exchange Act of 1934, the stockholder proposals ("Proposals") submitted by me to DuPont Stockholder Relations on November 4, 1993 should be included in the DuPont 1994 Annual Meeting Proxy Statement.

I have received a copy of the letter and opinion paper ("Opinion") submitted to your office December 22, 1993 by Ms. Louise B. Lancaster, DuPont Secretary and Corporate Counsel. The letter petitions Staff to recommend to the Commission that it take no action against DuPont if the company omits the Proposals from the DuPont 1994 Annual Meeting Proxy Statement.

I have written pages of corrections to the inaccurate, and apparently uninformed, history Ms. Lancaster submitted in the **BACKGOUND** section of her Opinion. I have not included these corrections here since I do not want to encourage the abuse of Staff procedures already perpetrated by DuPont's Legal Department in lambasting the legitimate and appropriate concerns of stockholders in communications to the Commission. Furthermore, what Ms. Lancaster says in her **BACKGROUND** section is clearly unrelated to what Staff must decide and recommend. However, I will gladly send these corrections to Staff if it is necessary to put right Ms. Lancaster's uninformed opinions on my activities in this affair.

Ms. Lancaster's statement: "The Proposal provides that Proponent will not permit his shares..." (Opinion: Page 1, Paragraph 2, Sentence 1) indicates she is confused on the purpose of the Proposals. Properly stated, this should read: "The *Proposals* provide that *stockholders* will not permit *their* shares...".

The proposal submitted by me titled **A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. EDGAR S. WOOLARD, JR. TO THE BOARD OF DIRECTORS** resolves that stockholders who AGREE with the proposal will withhold the proxy votes represented by their shares in the election of the director nominee Mr. Edgar S. Woolard, Jr. to the Board.

The proposal submitted by me, as the Independent Administrator for the Estate Ann K. Parsons, titled **A PROPOSAL TO THE STOCKHOLDERS OF E. I. DU PONT DE NEMOURS AND COMPANY TO WITHHOLD THEIR PROXY VOTES TO ELECT MR. CONSTANTINE S. NICANDROS TO THE BOARD OF DIRECTORS** resolves that stockholders who AGREE with the proposal will withhold proxy votes represented by their shares in the election of the director nominee Mr. Constantine S. Nicandros to the Board.

If the meaning of the Proposals needs to be clarified by rewording, then I am very willing to follow reasonable recommendations by DuPont or Staff.

In the following I give my opinion on the reasons Ms. Lancaster claimed justify omitting the Proposals from the DuPont 1994 Annual Meeting Proxy Statement. I contend that the cases cited by Ms. Lancaster as precedences for Staff issuing a "no action" recommendation are not related to this situation. Therefore, I ask that Staff recommend that the Commission require DuPont to include the Proposals in the DuPont 1994 Annual Meeting Proxy Statement.

1. <u>The Proposal Relates to a Personal Claim</u> – <u>Rule 14a-8(c)(4)</u>

I have filed suits against DuPont and Conoco for negligence in the day-to-day operations of the DuPont aviation department, which I contend is the cause for the wrongful death of Ann K. Parsons, my wife. These suits allege that DuPont and Conoco was negligent <u>before</u> the DuPont aircraft crash in Malaysia on September 4, 1991. The suits do not relate to the fiduciary responsibilities of Mr. Nicandros or Mr. Woolard as DuPont directors.

By contrast, the Proposals relate to the dereliction of fiduciary responsibilities by Mr. Nicandros and Mr. Woolard <u>after</u> the DuPont aircraft crashed in Malaysia on September 4, 1991. The Proposals relate to <u>inaction</u> by Mr. Nicandros and Mr. Woolard <u>after</u> the DuPont disaster and in the face of life-threatening safety problems made absolutely clear by the crash of the DuPont aircraft.

Ms. Lancaster's opinion that DuPont directors are absolved from fiduciary responsibility because the DuPont corporation is named as a defendant in a law suit is ridiculous. If this is were true, then stockholders would suffer perpetual hiatuses in director accountability at the hands of DuPont's Legal Department, who prefer foot-dragging litigation to life-saving action.

While stockholders do not have any right under the Act to address matters of DuPont day-to-day operations; stockholders clearly have a responsibility and, under the Act, a right to communicate to each other about the ethical failures of director nominees they are asked to elect to the Board.

2. <u>The Proposal Relates to an Election to Office</u> – <u>Rule 14a-8(c)(8)</u>

The Proposals do not directly relate to an election to office. The Proposals ask stockholders, as a standard proxy voting option, to <u>withhold</u> proxy votes FOR the election of Mr. Nicandros and Mr. Woolard to the Board of Directors.

3. <u>The Proposal Is Counter to the Company's Proposal</u> – <u>Rule 14a-8(c)(9)</u>

The Proposals are not counter to any proposals DuPont will submit nominating directors to the Board of Directors. The Proposals ask stockholders, as a standard proxy voting option, to <u>withhold</u> proxy votes FOR election of Mr. Nicandros and Mr. Woolard to the Board of Directors.

4. <u>The Proposal Is False and Misleading</u> – <u>Rule 14a-8(c)(3)</u>

"WHEREAS, DuPont directors are expected to carry out their fiduciary responsibilities in an ethical manner."

This statement is certainly not false or misleading.

"WHEREAS, Mr. Edgar S. Woolard, Jr., gave DuPont director Mr. Constantine S. Nicandros complete responsibility for overseeing an investigation into the causes of the September 4, 1991 crash of a DuPont G-II jet aircraft in East, Malaysia in which all twelve people on the aircraft were killed."

This fact was established by Mr. Nicandros in a telephone conversation with me on October 23, 1991. The fact was again established in a meeting with Mr. Howard Rudge, DuPont Assistant Chief Counsel, on October 28, 1991. My sworn deposition testimony details the conversations. The DuPont Legal Department may have also recorded the conversations which took place over four months before any suit was filed.

"WHEREAS, Mr. Constantine S. Nicandros made no effort to have the remains of the two DuPont employed pilots flying the DuPont aircraft recovered for drug and alcohol forensic testing."

Mr. Nicandros, in deposition testimony, said that he did not require or ask for any investigation on why the DuPont aircraft crashed in Malaysia. Dr. Richard Froede, the leader of U.S. Armed Forces Institute of Pathology (AFIP) forensic team sent to Malaysia to identify bodies of the crash victims, told me that he was surprised that no effort was made to recover the pieces of the pilots he had seen in a video tape taken by the Malaysians of the crash site.

The approach taken by Mr. Nicandros and Mr. Woolard to "handle" the disaster in Malaysia is clearly indicated by the first people they sent to the disaster area – Mr. Irvin Lipp, DuPont Public Affairs Manager; and Mr. Bill Brignon, DuPont General Counsel. Later, Mr. Petersen, who worked for a man who reported directly to Mr. Nicandros, went to the crash site but he did not recover any of the pilots remains for alcohol and drug testing.

"WHEREAS, Mr. Constantine S. Nicandros made no effort to have any substantive investigation carried out on the circumstances leading to the crash of the DuPont aircraft and, through this willful neglect, Mr. Constantine S. Nicandros continues to endanger the lives of other DuPont employees and their families."

Mr. Nicandros stated in deposition testimony that he did not think it was important to ask for a DuPont investigation into why the DuPont aircraft crashed. By this inaction, on the job given him by Mr. Woolard, Mr. Nicandros continues to endanger the lives of other DuPont employees and their families.

The expedient approach Mr. Nicandros is taking in "handling" the critical safety problems made obvious by the crash of the DuPont aircraft is irresponsible and ethically reprehensible. Since OSHA takes no responsibility for investigating any aircraft crash and the NTSB takes no responsibility for investigating any aircraft crash in Malaysia; there will be no investigation of this disaster by any government authority. (All indications are that DuPont's insurer in this disaster, the influential American International Group (AIG), has managed to convince the Malaysian Department of Civil Aviation (DCA) that it is in the DCA's best interest not to release their investigation report.) With no authoritative investigation, Mr. Nicandros and Mr. Woolard can claim that they just don't know why their well-functioning airplane crashed into a mountain. (See the March 12, 1992 letter from me to DuPont outside directors.)

"WHEREAS, Mr. Edgar S. Woolard, Jr., Chairman of the Board of Directors, did not inform members of the Board of Directors that he knew about life-endangering problems with the DuPont aviation operation before the September 4, 1991 crash of a DuPont G-II jet aircraft in East, Malaysia in which all twelve people on the aircraft were killed."

Randy Richards, DuPont Chief Pilot in Wilmington, stated in deposition testimony that Mr. Woolard's aircraft, a Gulfstream G-IV, was the only aircraft in the DuPont fleet on September 4, 1991 equipped with the Ground Proximity Warning System (GPWS). Authority limitations for capital budgeting would require Mr. Woolard to approve the almost $30,000,000 purchase cost for his aircraft and safety devices.

Mr. Woolard certainly knew that the $50,000 he spent for a GPWS for his aircraft was worth the cost to assure his own safety. GPWS was not required for corporate jets in September 1991; however, GPWS has been required for commercial passenger aircraft for almost twenty years. In the case of the DuPont aircraft which crashed in Malaysia, GPWS would have provided enough warning to the pilots that they were dangerously close to the ground.

If Mr. Woolard had spent as much company money for the safety of other DuPont employees as he spent for his own safety, then the disaster in Malaysia would not have happened.

"WHEREAS, Mr. Edgar S. Woolard, Jr. made no effort to have a substantive investigation carried out into the circumstances leading to the crash of the DuPont aircraft and, through this willful neglect, Mr. Edgar S. Woolard, Jr. continues to endanger the lives of other DuPont employees and their families."

Mr. Woolard gave Mr. Nicandros the responsibility for an investigation into why the DuPont aircraft crashed. Mr. Nicandros stated in deposition testimony that he did not think it was necessary to ask for an investigation into what caused the crash. By not correcting Mr. Nicandros' inaction on critical safety problems, Mr. Woolard continues to endanger the lives of other DuPont employees and their families.

If you have any questions regarding the Proposals or if you need transcripts of the deposition testimony referenced in this letter, please call me (713) 789-5573.

Sincerely,

Roger K. Parsons

Roger K. Parsons

Roger K. Parsons

Roger K. Parsons
Independent Administrator for
the Estate of Ann K. Parsons

EXHIBIT D

Opinion of Delaware Counsel

See attached.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 3, 2008

ConocoPhillips
McLean Building, Room 3130
600 North Dairy Ashford
Houston, TX 77079

Re: Stockholder Proposal of Mr. Roger K. Parsons

Ladies and Gentlemen:

We have acted as special Delaware counsel to ConocoPhillips, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Mr. Roger K. Parsons (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on August 30, 2002, and the Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, as filed with the Secretary of State on August 30, 2002 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company as amended through February 9, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto;

(b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, the Board of Directors: (1) shall establish a committee ("Special Committee") of non-employee members to oversee an investigation of Company involvement, since 1988, with states that have sponsored terrorism; and (2) shall provide sufficient funds for the Special Committee to hire an independent firm with experience in conducting internal investigations to serve as Special Counsel to Shareholders ("Special Counsel"). The Special Committee: (a) shall oversee a Special Counsel investigation of Company involvement with states, including Libya and Iran, that have sponsored terrorism, and including involvement that employed foreign corporate entities as surrogates for the Company involvement in these states such as Malaysia's Petronas and Russia's Lukoil; and (b) submit a full report on the Special Counsel investigation that complies with all Commission rules and regulations for review by investors before September 11, 2008.

DISCUSSION

We have been advised that the Company wishes to exclude the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rule 14a-8(i)(1). Rule 14a-8(i)(1) provides that a registrant may omit a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In this connection, you have requested our opinion as to whether, under Delaware law, the Proposal is a proper subject for action by the Company's shareholders. For the reasons set forth below, it is our opinion that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.

The Proposal purports to direct the Board of Directors, (i) to appoint a special committee of nonemployee directors, regardless of whether the Board believes it is in the best interests of the Corporation and its stockholders to do so, (ii) to provide such special committee with sufficient funds to fund the special committee investigation described in (iii), without any budget or limit and without regard to whether the Board believes such an uncapped or unlimited expenditure of funds is in the best interests of the Corporation and its stockholders, and (iii) requires that the special committee so appointed (a) hire an independent counsel to serve as "Special Counsel to Shareholders" and to conduct an investigation of "Company involvement with states, including Libya and Iran, that have sponsored terrorism, and including involvement that employed foreign corporate entities as surrogates for the Company involvement in these states such as Malaysia's Petronas and Russia's Lukoil", without regard to whether the Board or the Special Committee believes that conducting such an investigation or the hiring of such special counsel is appropriate and in the best interests of the Corporation and its stockholders, and (b) submit a full report on the Special Counsel investigation that complies with all Commission rules and regulations for review by investors before September 11, 2008, without knowing the results of the investigation or report and whether making such disclosure is possible and if so whether it is in the best interests of the Corporation and its stockholders.

Under Delaware statutory and caselaw, the decision whether the Board of Directors should delegate its authority in the management of the business and affairs of the Corporation to a committee of the Board is not for the stockholders, but rather is a decision vested solely in the Board of Directors. Section 141(c)(2) of the General Corporation Law specifically grants the "board of directors" of a Delaware corporation the power to designate committees of the board to exercise certain of the powers and authority of the board in the management of the business and affairs of the corporation. 8 Del. C. 141(c)(2). Such committees may only be constituted by the board. Section 141(c)(2) provides that such committees may exercise certain functions of the board of directors, but only to the extent authorized by the board of directors. The delegation of the board's management functions is solely the province of the directors and not of the stockholders under the General Corporation Law. The Proposal purports to require the board to establish a special committee, without regard for whether the board deems such a committee to be in the best interests of the Company and its stockholders. Unless the Board believes that establishment of such a special committee, for these purposes, and without funding limitations, is in the best interests of stockholders, it cannot, consistent with its fiduciary duties, establish such a committee. By purporting to require the Board to establish such a committee, without regard to whether the Board believes establishment of such a committee is in the interests of the Corporation and its stockholders, the Proposal interferes with the managerial discretion of the Board and conflicts with its statutorily-imposed responsibility to exercise its business judgment in making decisions on matters that pertain to the business and affairs of the Company, such as the creation of board committees.

As a general matter, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation.[1] See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966); Jones Apparel Group v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004). Section 141(a) sets forth the overall approach taken by the General Corporation Law with regard to the separate and distinct roles of the stockholders or investors of the corporation, on the one hand, and the board of directors or managers of the corporation, on the other hand. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted); Seinfeld v. Verizon Communs., Inc., 909 A.2d 117, 119 (Del. 2006) ("the legal responsibility to manage the business of the corporation for the benefit of the stockholder owners is conferred on the board of directors by statute.").

This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the

[1] The Court of Chancery recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See Unisuper Ltd. v. News Corp., C.A. No. 1699 (Del. Ch. Dec. 20, 2005) However, the voluntary agreement by the board of directors to contractually limit its discretion with respect to the efficacy of a shareholder rights plan present in Unisuper is distinguishable from the Proposal where the manner in which the Board may exercise its discretion is purported to be dictated by the stockholders. In the latter case, the Board is impermissibly divested of the authority to exercise its own business judgment on whether the establishment of a board committee is advisable and in the best interests of the Company and its stockholders, whereas in the former case the board is not divested of such discretion. For this reason, Unisuper is distinguishable from the instant case.

> stockholders, are the managers of the business affairs of the corporation.

Id.; see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d at 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board delegate or abdicate this responsibility in favor of stockholders. Paramount Commc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., C.A. No. 10866, slip op. at 77-78 (Del. Ch. July 14, 1998) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided

> by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

In addition, we note that the Proposal would require the Company to provide "sufficient funds" in order for the "Special Committee to hire an independent firm with experience in conducting internal investigations to serve as Special Counsel to Shareholders." Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of corporate funds. In considering whether to restrain a corporation from expending corporate funds, the Delaware Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and

> what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987).

The Board of Directors is under an obligation to use its own best judgment to determine how corporate funds should be spent. By mandating that corporate funds be spent to "hire an independent firm with experience in conducting internal investigations to serve as Special Counsel to Shareholders" the Proposal would thereby abrogate the duty of the Board of Directors to exercise its informed business judgment concerning expenditures by the Company.

By mandating that the Board implement the Proposal, the Proposal would require an abdication by the Board of its duties and responsibilities under the General Corporation Law to make managerial determinations on behalf of the Company, such as whether to establish a committee of the board. Since the Proposal would thus limit the directors in the exercise of their managerial authority in a manner inconsistent with the General Corporation Law, the Proposal is not, in our opinion, a proper subject for action by the stockholders of the Company.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware Law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS

Roger K. Parsons, Ph. D.
PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

January 14, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Opposition to ConocoPhillips' Petition for a No-Action Letter ("NAL")

Ladies and Gentlemen:

I write in opposition to the petition submitted by the Keith S. Crow, P. C. ("Crow") affiliate of Kirkland & Ellis, L.L.P. on January 3, 2008, to the Office of the Chief Counsel for the Division of Corporation Finance -- Securities and Exchange Commission (the "Commission") requesting that the staff thereof (the "Staff") issue a No-Action Letter ("NAL") recommending that the Commission take no enforcement action if ConocoPhillips excludes the shareholder proposal (the "Proposal") that I submitted for publication in the ConocoPhillips 2008 Proxy Materials.

Pursuant to Rule 14a-8(k), I have:

- enclosed six copies of this letter in opposition; and
- concurrently sent a copy of this letter in opposition to ConocoPhilllips.

THE RECAST PROPOSAL

In its petition ("Crow Petition"), Crow asks the Staff to concur in its opinion that my original shareholder proposal (the "Proposal"), attached here as Exhibit 1, may be excluded from the ConocoPhillips 2008 Proxy Materials pursuant to the Securities Exchange Act of 1934 -- Rules 14a-8(i)(1), 14a-8(i)(3) and 14a-8(i)(4).

Attached as Exhibit 2 is my January 14, 2008, correspondence to ConocoPhillips Corporate Secretary Janet L. Kelly requesting that a recast version of my original shareholder proposal (the "Recast Proposal") be substituted for the original shareholder proposal. The resolution in the Recast Proposal has been recast as a *request*, rather than a *mandate*, for action by the ConocoPhillips Board of Directors (the "Board").

I respectfully request that the Staff concur with my analysis below that the Recast Proposal can not be excluded from the ConocoPhillips 2008 Proxy Materials pursuant to Commission Rules 14a-8(i)(1), 14a-8(i)(3) and 14a-8(i)(4) in particular.

ANALYSIS

I. Rule 14a-8(i)(1) does not justify excluding the Recast Proposal.

The Recast Proposal is a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization (Delaware). The Crow Petition states that "...the Staff had concurred on numerous occasions that binding proposals which usurp or infringe upon the statutory powers of the board of directors... ...are excludable...", "*...unless the proponent recast the proposal as a recommendation or request.*" (Crow Petition, p. 10) However, if approved by shareholders, the Recast Proposal only requests action by the Board and does not usurp or infringe upon the statutory powers of the Board. Therefore, Rule 14a-8(i)(1) does not justify excluding the Recast Proposal from the ConocoPhillips 2008 Proxy Materials.

II. Rule 14a-8(i)(3) does not justify excluding the Recast Proposal.

The Recast Proposal does not violate any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Crow points to part (b) of the notes to Rule 14a-9:

> "The following are some examples of what, *depending upon particular facts and circumstances*, may be misleading within the meaning of this section.
>
> .
> .
> .
>
> (b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, *without factual foundation*." (emphasis added)

However, cleverly omitted from the exhibits to the Crow Petition are precisely the documents that Crow knows are the factual foundations for the statements made in the Recast Proposal. These factual foundations are contained in the exhibits to the January 3, 2006, letter in opposition to the December 22, 2005, NAL petition by Baker Botts, L.L.P. lawyer Tull R. Florey (the "Florey Petition"). Although Crow attaches my January 3, 2006, letter in opposition to the Florey Petition (Crow Petition, Exhibit C), Crow omits the three exhibits to the letter. Consequently, I am attaching my January 3, 2006, letter in opposition to the Florey Petition and Exhibits A, B, and C as Exhibit 3, Exhibit 3-A, Exhibit 3-B, and Exhibit 3-C respectively.[1]

---

[1] These documents have been downloaded from the website http://Iran-Conoco-Affair.US by Crow and ConocoPhillips on numerous occasion over the past twenty months, and they have also been available to Crow in the Commission archives of correspondence with the Staff regarding the Florey Petition.

My letter in opposition to the Florey Petition, including all of the exhibits attached thereto (Exhibit 3, Exhibit 3-A, Exhibit 3-B and Exhibit 3-C[2]) summarizes the factual foundation for any statements in the Recast Proposal and on the website, http://Iran-Conoco-Affair.US, that Crow contends "...directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations...". The aforementioned documents are also available on the website http://Iran-Conoco-Affair.US together with documents supporting my belief that ConocoPhillips has employed enormous lobbying/litigating firms like Baker Botts, L.L.P. and Kirkland & Ellis, L.L.P. to gain influence with the Commission while simultaneously representing ConocoPhillips in putative legal petitions[3] to the regulatory tribunal designed to suppress information from ConocoPhillips proxy materials that shareholders[4] at large have a right to know.

The Crow Petition delivers that same message to the Staff that the Florey Petition did -- ConocoPhillips' only changed the messenger. Both the Florey Petition and the Crow Petition request that the Staff give its approval for ConocoPhillips to suppress information from the ConocoPhillips proxy materials that investors need to and have a right to know. In effect, ConocoPhillips seeks the assistance of the Staff in furthering its ongoing cover-up and in willful violation of Rule 14a-9(a):

> "No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral,

---

[2] Exhibit 5-C, *FACTS*, provides a more complete and accurate summary of the litigation history than was given in the Florey Petition and that is now rehashed in the Crow Petition. The long and long-concluded litigation history and the documents and testimony that was discovered during this litigation are summarized in *FACTS* was written for sole purpose of providing the *factual foundation*, referred to in part (b) of the notes to Rule 14a-9, for any statements made in the shareholder proposals submitted for inclusion in the 2006 and 2008 ConocoPhillips proxy materials.

[3] On March 7, 2006, I requested Commission Inspector General Walter J. Stachnik to investigate Commission Attorney-Advisor Ossias' issuing the NAL based upon his inadequate terse analysis of the Florey Petition and my letter in opposition to the Florey Petition. Attorney-Advisor Ossias excused ConocoPhillips' omission of material liabilities from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips" as "...relating to ConocoPhillips ordinary business operations (i.e. general legal compliance program)." Shortly after I made my request for an investigation, Mr. Ossias left the Commission for more a lucrative job in the D.C. area lobbying/ litigation firm Cooley Godward Kronish, L.L.P. Correspondence with the Commission Office of Inspector General is available on the same page of the website that contains all correspondence with the Staff regarding the 2006 shareholder proposal.

[4] See the related shareholder proposal submitted by the Comptroller of the City of New York William C. Thompson, Jr. on behalf of the New York City Police and Fire Department Pension Funds for publication in the ConocoPhillips 2004 Proxy Materials discussed at http://www.comptroller.nyc.gov/press/2004_releases/pr04-02-008.shtm and the correspondence with ConocoPhillips that is linked to this webpage.

containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which *omits to state any material fact* necessary in order to make the statements therein not false or misleading or *necessary to correct any statement in any earlier communication* with respect to the solicitation of a proxy for the same meeting or *subject matter which has become false or misleading*." (emphasis added)

Hence, Rule 14a-8(i)(3) does not justify excluding the Recast Proposal because it does not violate any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In fact, pursuant to Rule 14a-9(a), the Recast Proposal must be included in the ConocoPhillips 2008 Proxy Materials because if the Staff allows ConocoPhillips to exclude it from the company's proxy materials again, ConocoPhillips "...omits to state any material fact... ...necessary to correct any statement in any earlier communication with respect to... ...subject matter which [ConocoPhillips knows] has become false or misleading..."

III. Rule 14a-8(i)(4) does not justify excluding the Recast Proposal.

The Recast Proposal does not relate to the redress of a personal claim or grievance against the company or any other person, and is not designed to result in a benefit to the Proponent, or to further a personal interest, which is not shared by the other shareholders at large.

The Recast Proposal only states what is written within the four corners of the Recast Proposal -- no more no less. The documents published on the website http://Iran-Conoco-Affiar.US are referenced to provide the factual foundation the statements made in the Recast Proposal that ConocoPhillips lawyers have repeatedly misconstrued to the Staff as being in violation of the Commission's proxy rules, pursuant to part (b) of the notes to Rule 14a-9. Because of the well documented frauds that were orchestrated and carried out by in-house and out-house lawyers employed by E. I. du Pont de Nemours and Company (DuPont) and Conoco, against several federal government agencies -- including the National Transportation Safety Board ("NTSB"), the Federal Aviation Administration ("FAA"), the Federal Bureau of Investigation ("FBI"), the Department of State ("DoS"), and the Department of Defense ("DoD") -- the factual foundations for many of the statements made in the Recast Proposal concerning ConocoPhillips business relations with states that have sponsored terrorism have only been uncovered through court-ordered discovery in long-concluded litigation that arose from the 1991 Plane Crash and through knowledge that I obtained while working in the Houston headquarters executive offices of ConocoPhillips' international operations.

Because Crow can not misconstrue the language of the Recast Proposal into any form that is the "...same or similar..." to the language of any proposal referred to in the 1995 No-Action Letter, Crow parrots ConocoPhillips lawyers' paranoid belief of a conspiracy against them:

> "Although the Proposal purports to focus on the Company's involvement with states that sponsor terrorism, the Company believes that it is designed solely for the benefit of the Proponent and relates to a long-standing and well documented dispute with the Company and its predecessors and affiliates." [p. 3, Crow Petition]

After a seven-page smokescreen in which Crow fails to provide any evidence showing that I will gain any benefit if the proposal is published in the ConocoPhillips 2008 Proxy Materials, Crow nevertheless expects the Staff to accept as proof Crow's statement:

> "It is apparent, given the numerous similar proposals, lawsuits, correspondence and other actions taken by the Proponent that the 'investigation of Company involvement, since 1988, with states that have sponsored terrorism' refers to the Company's alleged associations and actions relating to the 1991 Plane Crash."
>
> ⋮
>
> "Although the Proponent attempts to conceal the personally beneficial nature of the Proposal through allegations of the Company's association with countries that support terrorism, the Proponent's true motive, given the overwhelming body of documentation cited above, is a personal grievance."

Crow further asks the Staff to extend to Conoco the protection of an NAL that was granted to DuPont regarding a different and dissimilar shareholder proposal submitted more than ten years ago. Crow claims that because "the Company" is the beneficiary of a 1995 No-Action Letter that states that the Commission's "...response shall also apply to any future submissions to "*the Company*" of a same or similar proposal by the same proponent." (emphasis added) However, "*the Company*" referred to in the 1995 No-Action Letter is not "the Company" that Crow represents -- it is DuPont, then and now a distinct corporate entity from Crow's client ConocoPhillips.[5]

Finally, Crow asks the Staff to adopt a bizarre interpretation of Rule 14a-8(i)(4) in which ConocoPhillips and/or its predecessor, DuPont, should be allowed to suppress any proposal

---

[5] In the last paragraph of Crow's section on this issue (Crow Petition, p. 9), Crow states that "...the relatedness of DuPont and the Company as corporate entities..." gives the Company a claim to the benefits of the 1995 No-Action Letter. If this relatedness is as strong as Crow asserts, then the Company should also declare the material liabilities DuPont incurred in the shareholder derivative litigation against DuPont for failing to report material liabilities arising from defrauding courts and plaintiffs by the "Company" legal department, shared by DuPont and Conoco until 1988, in the infamous Benlate product liability cases.

submitted by anyone who has ever had a personal claim or grievance against the companies.[6] However, Rule 14a-8(i)(4) states that the necessary condition for exclusion of a shareholder proposal under the rule is that "...the proposal relates to the *redress* of a personal claim or grievance...", not as Crow abbreviates the rule to suggest that the proposal only "...relates to a personal claims or grievance."

At best Crow establishes that the information being presented in the Recast Proposal *relates* to personal claims or grievances against ConocoPhillips that arose when the company's lawyers schemes to engage in the clandestine business dealings with the Islamic Republic of Iran backfired and were temporarily stalled because the DuPont's and Conoco's point-man in the affair, Conoco Executive Vice President and DuPont Senior Vice President William K. Dietrich, was killed in the 1991 Plane Crash. For Rule 14a-8(i)(4) to apply Crow has to show not just that the obvious relationship between Dietrich's death and my wife's death in the 1991 Plane Crash, but that the Recast Proposal under consideration here *relates to the redress* of claims or grievances, or is designed to result in a benefit to me, or to further my personal interest, which is not shared by the other shareholders at large. Because Crow fails to do this, Rule 14a-8(i)(4) does not justify excluding the Recast Proposal from the ConocoPhillips 2008 Proxy Materials.

CONCLUSION

Based upon the foregoing analysis, it is respectfully submitted that the Staff should deny the Crow's request for a No-Action Letter ("NAL") on behalf of ConocoPhillips, and if ConocoPhillips omits the Recast Proposal from the ConocoPhillips 2008 Proxy Materials that the Staff should recommend that the Commission take the necessary action to enforce the laws Congress gave the Commission the authority and the responsibility to enforce.

Sincerely,

Roger K. Parsons

Enclosures

cc: Janet L. Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary

---

[6] DuPont shareholders successfully sued DuPont, the DuPont Board and members of the DuPont Board individually in a securities derivative action for its frauds against shareholders in failing to disclose the material liabilities arising from frauds by DuPont lawyers in handling the multi-billion dollar Benlate cases, the interpretation of Rule 14a-8(i)(4) Crow wants the Staff to adopt to justify a NAL in allowing Conoco to omit any shareholder proposal that is submitted by any DuPont shareholder who had a claim in the derivative litigation against DuPont.

INDEX OF EXHIBITS FOR LETTER IN OPPOSITION TO RESPONSE TO CONOCOPHILLIPS' PETITION FOR A NO-ACTION LETTER

Document	Exhibit
RE: 2008 Shareholder Proposal for ConocoPhillips November 27, 2007	1
RE: Recast 2008 Shareholder Proposal for ConocoPhillips January 11, 2008	2
RE: ConocoPhillips Shareholder Proposal for 2006 January 3, 2006	3
Exhibit A to RE: ConocoPhillips Shareholder Proposal for 2006 RE: 2006 Shareholder Proposal November 29, 2005	3-A
Exhibit B to RE: ConocoPhillips Shareholder Proposal for 2006 RE: "Proposed Merger of Conoco and Phillips" July 16, 2002	3-B
Exhibit B to RE: ConocoPhillips Shareholder Proposal for 2006 FACTS	3-C

INDEX OF EXHIBITS FOR LETTER IN OPPOSITION TO RESPONSE TO CONOCOPHILLIPS' PETITION FOR A NO-ACTION LETTER

Document	Exhibit
RE: 2008 Shareholder Proposal for ConocoPhillips November 27, 2007	1
RE: Recast 2008 Shareholder Proposal for ConocoPhillips January 11, 2008	2
RE: ConocoPhillips Shareholder Proposal for 2006 January 3, 2006	3
Exhibit A to RE: ConocoPhillips Shareholder Proposal for 2006 RE: 2006 Shareholder Proposal November 29, 2005	3-A
Exhibit B to RE: ConocoPhillips Shareholder Proposal for 2006 RE: "Proposed Merger of Conoco and Phillips" July 16, 2002	3-B
Exhibit B to RE: ConocoPhillips Shareholder Proposal for 2006 FACTS	3-C

EXHIBIT 1

RE: 2008 Shareholder Proposal for ConocoPhillips, November 27, 2007

See attached

Roger K. Parsons, Ph. D.
PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

November 27, 2007

Janet L. Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
BY FACSIMILE TO: (281) 293-4111

RE: 2008 Shareholder Proposal for ConocoPhillips

Dear Ms Kelly:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, as owner of 2,000 shares of ConocoPhillips ("Company") common stock, I submit the following proposal and statement for publication in the 2008 ConocoPhillips ("Company") proxy materials.

SHAREHOLDER PROPOSAL

WHEREAS, in 2001, the U.S. Securities and Exchange Commission ("Commission") held that registrant involvement with states that have sponsored terrorism is a legitimate concern of reasonable investors in making decisions to invest in a company, and

WHEREAS, since 1988, Company has repeatedly failed to fully disclose all Company involvement with the Great Socialist People's Libyan Arab Jamahiriya ("Libya") and the Islamic Republic of Iran ("Iran"), both states that the U.S. Department of State has identified as having sponsored terrorism.

RESOLVED, the Board of Directors: (1) shall establish a committee ("Special Committee") of non-employee members to oversee an investigation of Company involvement, since 1988, with states that have sponsored terrorism; and (2) shall provide sufficient funds for the Special Committee to hire an independent firm with experience in conducting internal investigations to serve as Special Counsel to Shareholders ("Special Counsel"). The Special Committee: (a) shall oversee a Special Counsel investigation of Company involvement with states, including Libya and Iran, that have sponsored terrorism, and including involvement that employed foreign corporate entities as surrogates for the Company involvement in these states such as Malaysia's Petronas and Russia's Lukoil; and (b) submit a full report on the Special Counsel investigation to the Board and publish a summary report on the Special Counsel investigation that complies with all Commission rules and regulations for review by investors before September 11, 2008.

SHAREHOLDER STATEMENT

Since 1988, the Company has been involved with states that have sponsored terrorism that has resulted in the killing or maiming of tens of thousands of innocent people. Using the Company's political influence with the administrators of the federal agencies responsible for enforcing antiterrorism laws, Company officers have gained the benefits of these agencies turning a blind-eye to Company involvement with these rogue states. In exchange, Company officers extended promises of Company involvement including, the transfer of financial and technological assets, as bait for surreptitious involvement that the federal agencies use as a cover for conducting espionage against these states. The failure of the Board of Directors to disclose the liabilities accruing to the Company's reputation and assets that arise from this surreptitious entanglement of the interests of politically motivated bureaucrats and shareholders is fraud against shareholders. (see http://Iran-Conoco-Affair.US/)

Since 1995, when the public leaned that the Company had used its foreign subsidiaries to conceal Company involvements with Iran, the Company began to enter into partnerships with foreign business entities that were willing to act as intermediaries or surrogates for continuing Company involvement with Iran. The Company continues to use this scheme to transfer shareholder assets, including financial and technical assets, into Iran through the Malaysian government controlled Petronas. More recently, the Company opened a new channel for involvement in Iran by buying a large stake in the so-called "privatized" Russian controlled Lukoil.

In 2003, Company officers successfully derailed a similar proposal that was submitted by Office of the Comptroller of the City of New York. In his letter on February 3, 2004, Executive Vice President and Chief Financial Officer John A. Carrig asserted to the Office of the Comptroller of the City of New York that:

> "ConocoPhillips will not approve business activities in sensitive countries unless it is convinced that it can do so legally and within the spirit of U.S. law."
>
> "I hope this satisfies your inquiry and will permit the Office of the Comptroller to withdraw its Shareholder Proposal and notify the SEC that it has done so."

Despite Mr. Carrig's assurances, the Company continued its involvement with Iran through Petronas or Lukoil.

This proposal will assure that what the Board of Directors and shareholders are apprised of all Company involvement with states that have sponsored terrorism and the liabilities that are accruing through these surreptitious activities.

Roger K. Parsons urges you to vote FOR this resolution.

Sincerely,

Roger K. Parsons

EXHIBIT 1

RE: 2008 Shareholder Proposal for ConocoPhillips, November 27, 2007

See attached

Roger K. Parsons, Ph. D.
PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

November 27, 2007

Janet L. Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079
BY FACSIMILE TO: (281) 293-4111

RE: 2008 Shareholder Proposal for ConocoPhillips

Dear Ms Kelly:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, as owner of 2,000 shares of ConocoPhillips ("Company") common stock, I submit the following proposal and statement for publication in the 2008 ConocoPhillips ("Company") proxy materials.

SHAREHOLDER PROPOSAL

WHEREAS, in 2001, the U.S. Securities and Exchange Commission ("Commission") held that registrant involvement with states that have sponsored terrorism is a legitimate concern of reasonable investors in making decisions to invest in a company, and

WHEREAS, since 1988, Company has repeatedly failed to fully disclose all Company involvement with the Great Socialist People's Libyan Arab Jamahiriya ("Libya") and the Islamic Republic of Iran ("Iran"), both states that the U.S. Department of State has identified as having sponsored terrorism.

RESOLVED, the Board of Directors: (1) shall establish a committee ("Special Committee") of non-employee members to oversee an investigation of Company involvement, since 1988, with states that have sponsored terrorism; and (2) shall provide sufficient funds for the Special Committee to hire an independent firm with experience in conducting internal investigations to serve as Special Counsel to Shareholders ("Special Counsel"). The Special Committee: (a) shall oversee a Special Counsel investigation of Company involvement with states, including Libya and Iran, that have sponsored terrorism, and including involvement that employed foreign corporate entities as surrogates for the Company involvement in these states such as Malaysia's Petronas and Russia's Lukoil; and (b) submit a full report on the Special Counsel investigation to the Board and publish a summary report on the Special Counsel investigation that complies with all Commission rules and regulations for review by investors before September 11, 2008.

SHAREHOLDER STATEMENT

Since 1988, the Company has been involved with states that have sponsored terrorism that has resulted in the killing or maiming of tens of thousands of innocent people. Using the Company's political influence with the administrators of the federal agencies responsible for enforcing antiterrorism laws, Company officers have gained the benefits of these agencies turning a blind-eye to Company involvement with these rogue states. In exchange, Company officers extended promises of Company involvement including, the transfer of financial and technological assets, as bait for surreptitious involvement that the federal agencies use as a cover for conducting espionage against these states. The failure of the Board of Directors to disclose the liabilities accruing to the Company's reputation and assets that arise from this surreptitious entanglement of the interests of politically motivated bureaucrats and shareholders is fraud against shareholders. (see http://Iran-Conoco-Affair.US/)

Since 1995, when the public leaned that the Company had used its foreign subsidiaries to conceal Company involvements with Iran, the Company began to enter into partnerships with foreign business entities that were willing to act as intermediaries or surrogates for continuing Company involvement with Iran. The Company continues to use this scheme to transfer shareholder assets, including financial and technical assets, into Iran through the Malaysian government controlled Petronas. More recently, the Company opened a new channel for involvement in Iran by buying a large stake in the so-called "privatized" Russian controlled Lukoil.

In 2003, Company officers successfully derailed a similar proposal that was submitted by Office of the Comptroller of the City of New York. In his letter on February 3, 2004, Executive Vice President and Chief Financial Officer John A. Carrig asserted to the Office of the Comptroller of the City of New York that:

> "ConocoPhillips will not approve business activities in sensitive countries unless it is convinced that it can do so legally and within the spirit of U.S. law."
>
> "I hope this satisfies your inquiry and will permit the Office of the Comptroller to withdraw its Shareholder Proposal and notify the SEC that it has done so."

Despite Mr. Carrig's assurances, the Company continued its involvement with Iran through Petronas or Lukoil.

This proposal will assure that what the Board of Directors and shareholders are apprised of all Company involvement with states that have sponsored terrorism and the liabilities that are accruing through these surreptitious activities.

Roger K. Parsons urges you to vote FOR this resolution.

Sincerely,

Roger K. Parsons

EXHIBIT 2

RE: Recast 2008 Shareholder Proposal for ConocoPhillips, January 11, 2008

See attached

Roger K. Parsons, Ph. D.
PMB 188
6850 NORTH SHILOH ROAD, SUITE K
GARLAND, TEXAS 75044-2981
TEL +1 972.414.6959
FAX +1 972.295.2776
eMAIL staff@iran-conoco-affair.us
WEB http://iran-conoco-affair.us

January 14, 2008

Janet L. Kelly, Corporate Secretary
Office of the ConocoPhillips Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

RE: Recast 2008 Shareholder Proposal for ConocoPhillips

Dear Ms Kelly:

I have received a copy of the January 3, 2008, petition to the Office of the Chief Counsel for the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") and the attachments thereto, requesting confirmation that Staff will recommend that the Commission take no enforcement action if ConocoPhillips excludes my shareholder proposal from the ConocoPhillips 2008 Proxy Materials. The petition was submitted by a law firm you apparently hired, the Keith S. Crow, P.C. ("Crow") subsidiary of Kirkland & Ellis, L.L.P., and was copied to ConocoPhillips Senior Counsel Nathan P. Murphy.

Below is an recast version of the proposal submitted to your office on November 27, 2007, in which the resolution is recast as a request for action, rather than as a mandate for action, by the ConocoPhillips Board of Directors. Language of the form "...the Board of Directors shall..." in the original is replaced by language of the form "...the Board of Directors is requested..." in the recast proposal. A few other minor syntactical modifications were necessary to accommodate these changes.

Pursuant to Rule 14a-8(k), I am also enclosing a copy of my letter in opposition to Crow's petition to Staff that explains why the Recast Proposal may be excluded from the ConocoPhillips 2008 Proxy Materials based upon issues relating to Rule 14a-8(i)(3) and Rule 14a-8(i)(3).

Please do not hesitate to contact me directly if you have any other concerns about the proposal, I am sure we can work together to clarify these important issues for shareholders.

SHAREHOLDER PROPOSAL

WHEREAS, in 2001, the U.S. Securities and Exchange Commission ("Commission") held that registrant involvement with states that have sponsored terrorism is a legitimate concern of reasonable investors in making decisions to invest in a company, and

WHEREAS, since 1988, Company has repeatedly failed to fully disclose all Company involvement with the Great Socialist People's Libyan Arab Jamahiriya ("Libya") and the Islamic Republic of Iran ("Iran"), both states that the U.S. Department of State has identified as having sponsored terrorism.

RESOLVED, the Board is requested to: (1) establish a committee ("Special Committee") of non-employee members to oversee an investigation of Company involvement with states that have sponsored terrorism since 1988; (2) provide sufficient funds for the Special Committee to hire an independent firm with experience in conducting internal investigations to serve as Special Counsel; (3) direct the Special Committee to (a) oversee the Special Counsel investigation of Company involvement with rogue states, including Libya and Iran, that have sponsored terrorism, and including involvement that employed foreign corporate entities as surrogates for Company involvement in these states such as Malaysia's Petronas and Russia's Lukoil, and (b) provide a full report on the findings of this investigation to the Board; and (4) provide a summary report of the investigation that complies with all Commission rules and regulations to investors before September 11, 2008.

SHAREHOLDER STATEMENT

Since 1988, the Company has been involved with states that have sponsored terrorism that has resulted in the killing or maiming of tens of thousands of innocent people. Using the Company's political influence with the administrators of the federal agencies responsible for enforcing antiterrorism laws, Company officers have gained the benefits of these agencies turning a blind-eye to Company involvement with these rogue states. In exchange, Company officers extended promises of Company involvement including, the transfer of financial and technological assets, as bait for surreptitious involvement that the federal agencies use as a cover for conducting espionage against these states. The failure of the Board of Directors to disclose the liabilities accruing to the Company's reputation and assets that arise from this surreptitious entanglement of the interests of politically motivated bureaucrats and shareholders is fraud against shareholders. (see http://Iran-Conoco-Affair.US/)

Since 1995, when the public leaned that the Company had used its foreign subsidiaries to conceal Company involvements with Iran, the Company began to enter into partnerships with foreign business entities that were willing to act as intermediaries or surrogates for continuing Company involvement with Iran. The Company continues to use this scheme to transfer shareholder assets, including financial and technical assets, into Iran through the Malaysian government controlled Petronas. More recently, the Company opened a new channel for involvement in Iran by buying a large stake in the so-called "privatized" Russian controlled Lukoil.

In 2003, Company officers successfully derailed a similar proposal that was submitted by Office of the Comptroller of the City of New York. In his letter on February 3, 2004, Executive Vice President and Chief Financial Officer John A. Carrig asserted to the Office of the Comptroller of the City of New York that:

> "ConocoPhillips will not approve business activities in sensitive countries unless it is convinced that it can do so legally and within the spirit of U.S. law."
>
> "I hope this satisfies your inquiry and will permit the Office of the Comptroller to withdraw its Shareholder Proposal and notify the SEC that it has done so."

Despite Mr. Carrig's assurances, the Company continued its involvement with Iran through Petronas and Lukoil.

This proposal will assure that what the Board of Directors and shareholders are apprised of all Company involvement with states that have sponsored terrorism and the liabilities that are accruing through these surreptitious activities.

Roger K. Parsons urges you to vote FOR this resolution.

Sincerely,

Roger K. Parsons

Enclosure -- Letter in Opposition to ConocoPhillips' Petition for No-Action Letter ("NAL")

EXHIBIT 3

RE: ConocoPhillips Shareholder Proposal for 2006, January 3, 2006

See attached

Roger K. Parsons

PME! 188

6850 North Shiloh Road, Suite K

Garland, Texas 75044-2981

Telephone: (972) 414-6959

Facsimile: (972) 295-2776

January 3, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: ConocoPhillips Shareholder Proposal for 2006

Ladies and Gentlemen:

I write in opposition to the December 22, 2005, request from attorney Mr. Tull R. Florey with Baker Botts LLP to recommend that the Securities and Exchange Commission (the "Commission") take no enforcement action if ConocoPhillips (the "Company") excludes my shareholder proposal from the Company's 2006 Proxy Materials.

The Proposal and Supporting Statement

Attached as Exhibit A is a copy of my correspondence to ConocoPhillips Corporate Secretary E. Julia Lambeth requesting that the Company shareholder proposal ("Proposal") therein be published in the Company's 2006 Proxy Materials.

Attached as Exhibit B is a copy of my July 16, 2002, correspondence to the Commission complaining about material omissions from the prospectus entitled "Proposed Merger of Conoco and Phillips" ("Prospectus"). This correspondence was copied and delivered to Phillips Chairman, now ConocoPhillips Chairman, James J. Mulva on the same day. The document is evidence of the Company's guilty knowledge (scienter) of unreported material legal liabilities that the Company was inheriting from Conoco if the merger occurred.[1]

Attached as Exhibit C is a copy of the FACTS section for a fraud upon the court case[2] in which the Company will be a defendant. Because the facts recited here show at least three instances of criminal fraud against US and Malaysian federal agencies that investigated the plane crash that Mr. Florey discusses in his letter, the matter was referred to the US Department of Justice and the Attorney General Chambers of Malaysia for their review and action.

1. Mr. Florey omitted this correspondence in his December 22, 2005, filing. However, Mr. Florey falsely states in his letter to the Commission that he was including "...all correspondence between the Company and the Proponent relating to the Proposal."
2. Pursuant to Federal Rules of Civil Procedure, Rule 60(b).

The conspiracy to violate the US sanctions law discussed in article "The Iran-Conoco Affair" attached to my July 16, 2002, correspondence to the Commission is one of many efforts by the Company over the past fifteen years to circumvent presidential executive orders and federal statutes to profit from the vast oil reserves of Iran.[3] Following the September 11, 2001, terrorist attacks against the United States, Iran has made public its long-term intentions to develop or obtain weapons of mass destruction. If Iran or its surrogates ever used one of these weapon of mass destruction against citizens of the United States, then legal liabilities that the Company would face for Conoco having financially enabled an enemy of the United States would be incalculable.

The inclusion of this detailed recitation of facts here is necessary to correct the errors and omissions in Mr. Florey's recitation of the facts, and to rebut Mr. Florey's false assertions that the facts demonstrate that the Proposal relates to my personal interests that are *not shared by other shareholders*, and that the Proposal impugns the character, integrity or reputation, or makes charges concerning improper, illegal or immoral conduct or associations of in-house legal counsel *without factual foundation*. To the contrary, the facts demonstrate that the Proposal relates to the interests of all citizens of the United States, including Company shareholders.

<u>Bases for Enforcement Action Against ConocoPhillips</u>

The Proposal Is Not Excludable Pursuant to Rule 14a-8(i)(4).

The proposal does not relate to the redress of a personal claim or grievance against the Company or any other person, nor is it designed to result in a benefit to me or to further a personal interest, which is not shared by other shareholders at large.

Because Mr. Florey can not distort the language of the Proposal into any form that could be construed as the "...same or similar..." to the language of any proposal referred to in the 1995 No-Action Letter,

---

3. In July 2004, the US Energy Information Agency reported as follows.

"In September 2000, the U.S. Treasury Department announced that it was investigating Conoco to determine whether or not the company had violated U.S. sanctions in helping to analyze information on the field collected by the National Iranian Oil Company (NIOC) regarding the enormous, 26-billion-barrel Azadegan oilfield (the largest oil discovery in Iran in many years)."

Mr. Florey designs his lengthy argument on this issue to begin with an unproven claim that "[t]he Proposal, although not evident on its face, is *designed* solely to benefit of the Proponent..." (See Page 2.). For four pages Mr. Florey fails to provide any evidence of this claim, because none exists. Then on Page 6, Mr. Florey's motivation for this design of his argument becomes clear. Mr. Florey claims that the Company is the beneficiary of the 1995 No-Action Letter that was granted DuPont and states that the Commission's "...response shall also apply to any future submissions to *the Company* of a *same or similar proposal* by the same proponent." (emphasis added) However, the "Company" referred to in the 1995 No-Action Letter is not the "Company" that Mr. Florey represents, it is DuPont, then and now a distinct corporate entity from the Company.[4]

All shareholders have a personal interest in the money that they invest in the Company. When both my wife and I were employees of the Company we also had interests in the day-to-day management of the Company that most shareholders do not share. Specifically, after the plane crash discussed in Exhibit C, I had a interest in my own safety flying on planes that the Company operated; and I, individually and as the administrator of my wife's estate, had a interest and responsibility to recover all damages allowed under law.

The Company fired me in February 1992, thereby ending my interest in the day-to-day management of the Company; and all litigation to recover damages arising from my wife's death were concluded with the Fifth Circuit Court of Appeals mandate in the second appeal of *Parsons v. DuPont* on December 31, 1998.[5] Consequently there is no foundation for Mr. Florey's claim that the Proposal is "designed" to benefit me in these long-concluded legal disputes, or that I am airing a personal grievances in the Proposal.[6]

4. In the last paragraph of his section on this issue Mr. Florey states that "...the relatedness of DuPont and the Company as corporate entities..." gives the Company a claim to the benefits of the 1995 No-Action Letter. If this relatedness is as this strong as Mr. Florey asserts, then the Company should also declare the material liabilities for frauds that DuPont incurred in the shareholder derivative litigation against DuPont for failing to report material liabilities created by the corporate legal department shared by DuPont and Conoco until 1998, and arising from DuPont/Conoco lawyers' defrauding courts in the infamous Benlate cases. (See Exhibit C.)
5. As described in Exhibit C and by Mr. Florey in his December 22, 2005 letter to the Commission, the litigation against the Company ended more than ten years ago in 1995.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(10).

The Company has failed to substantially implement the proposal. Although there are policies and procedures in place to detect the problems that the Proposal seeks to expose; Mr. Mulva, apparently motivated by his own job security, continues to conceal from shareholders the information he was provided on July 16, 2002.

The Company's former sole shareholder, DuPont, also had controls in place to make sure that material liabilities were reported to shareholders and prospective shareholders. However, DuPont's Board and in-house lawyers subverted these controls. When their fraud was eventually uncovered in September 1995, shareholders successfully prosecuted a securities fraud class action case in a federal district court in Florida against DuPont and the Board for inflating the price of DuPont's stock between June 19, 1993, and January 27, 1995, by making false representations to shareholders and prospective shareholders about the material legal liabilities that DuPont incurred from incompetent and illegal tactics designed by in-house legal counsel for the multi-billion dollar Benlate litigation.

The Proposal seeks to have the Board demonstrate to shareholders that the Company has not inherited the bad habits of DuPont's Board and in-house legal counsel. As the DuPont securities fraud case reveals, directors and lawyers responsible for overseeing the enforcement of corporate controls do not report legal liabilities that they have created for the company to shareholders.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(7).

The Proposal does not relate to the ordinary business operations of the Company. The Company is an diversified oil and gas company. Shareholders need to be immediately advised if the Company is now claiming that the fraud and malfeasance that the Proposal will have the Board investigate is part of ordinary business operations.

6. In fact, it is Mr. Florey who has used his letter to the Commission as a vehicle for airing the grievances of the Company's former sole shareholder, E. I. du Pont de Nemours and Company ("DuPont"). Florey complains about lawsuits and "...at least four shareholder proposals, countless correspondence, and other such actions...", including a shareholder with the nerve to actually speak at a meeting of shareholders'. It appears that the Company hired Mr. Florey, at shareholder expense, to gain Commission sympathy for the terrible abuses that the Company has suffered at the hands of one shareholder. Mr. Florey has my sympathy.

The Proposal Is Not Excludable Pursuant to Rule 14(a)-8(i)(3).

The Proposal does not make any false or misleading statements. The attached Facts (Exhibit C) support any suggestions derived from the Proposal that directly or indirectly impugn the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct.

The material legal liabilities of the Company must be reported to shareholders, even if these revelations are embarrassing, or expose gross mismanagement and/or malfeasance by senior management.

Conclusion

The Proposal gives shareholders an opportunity to direct their Board to investigate and report on material legal liabilities that Mr. Mulva and in-house lawyers know about and have withheld from shareholders at large. All shareholders have a right to read the Proposal and cast an informed vote for or against it.

I respectfully request that the Division of Corporation Finance recommend that the Commission take all necessary enforcement action to assure that the Company publish the Proposal in its filing of the definitive Proxy Materials for the 2006 Annual Meeting that is to take place on or about March 21, 2006.

If the Staff has any questions with respect to the Proposal or this correspondence, or the Commission's investigation of my complaint filed in July 16, 2002, please call me at (214) 649-8059.

Sincerely,

Roger Parsons

Attachments
Exhibit A -- RE: 2006 Shareholder Proposal (2 pages)
Exhibit B -- RE: "Proposed Merger of Conoco and Philips" (8 pages)
Exhibit C -- FACTS (35 pages)

EXHIBIT 3-A

Exhibit A to RE: ConocoPhillips Shareholder Proposal for 2006
RE: 2006 Shareholder Proposal, November 29, 2005

See attached

Roger K. Parsons

PMB 188

6850 North Shiloh Road, Suite K

Garland, Texas 75044-2981

Telephone: (972) 414-6959

Facsimile: (972) 295-2776

November 29, 2005

E. Julia Lambeth, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, Texas 77079

BY FACSIMILE TO: (281) 293-4111

RE: 2006 Shareholder Proposal

Dear Ms Lambeth:

Pursuant to the Securities and Exchange Act of 1934, §240.14a-8, please publish the following shareholder proposal and statement in the 2006 Proxy Statement for ConocoPhillips.

SHAREHOLDER PROPOSAL

The Board shall investigate, independent of inhouse legal counsel, all potential legal liabilities that ConocoPhillips inherited from Conoco but omitted from the February 2002 prospectus titled "Proposed Merger of Conoco and Phillips." The Board shall report to shareholders all potential legal liabilities omitted from the prospectus that would have a material impact on future financial statements or share value when the liabilities are realized or made public.

Shareholder Statement

The Board relies upon inhouse legal counsel for information on the potential legal liabilities reported to shareholders. However, inhouse legal counsel have inherent conflicts in their role as lawyers who manage company legal defenses in lawsuits against the company, and in their role as the sole provider of information to the Board on the magnitude of potential legal liabilities that the company faces.

The conflict has lead inhouse legal counsel to overestimate the strength of their defenses and underestimate the magnitude of the legal liabilities reported to the Board. This proposal seeks to have the Board, as the fiduciary of shareholders, begin independently evaluating all potential legal liabilities against the company starting with the legal liabilities inherited from Conoco that were unreported by inhouse legal counsel in the 2002 prospectus.

Sincerely,

Roger Parsons
Independent Administrator of the Estate of Ann Kartsotis Parsons

cc James J. Mulva, Chairman of the Board
Norman R. Augustine, Director
Larry D. Horner, Director
Charles C. Krulak, Director
Richard H. Auchinleck, Director
William K. Reilly, Director
Victoria J. Tschinkel, Director
Kathryn C. Turner, Director
James E. Copeland, Jr., Director
Kenneth M. Duberstein, Director
Ruth R. Harkin, Director
William R. Rhodes, Director
J. Stapleton Roy, Director
Frank A. McPherson, Director

The miracles of scienter™

<u>EXHIBIT 3-B</u>

Exhibit B to RE: ConocoPhillips Shareholder Proposal for 2006
RE: "Proposed Merger of Conoco and Phillips", July 16, 2002

See attached

Roger K. Parsons
PMB 414
7602 North Jupiter Road, Suite 114
Garland, Texas 75044-2082
Telephone: (972) 414-6959
Facsimile: (972) 295-2776

July 16, 2002

Harvey L. Pitt, Chairman
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402
BY FACSIMILE TO: (202) 942-9634

RE: "Proposed Merger of Conoco and Phillips"

Dear Mr. Pitt:

I write to complain about material omissions in the prospectus entitled "Proposed Merger of Conoco and Phillips" sent to all stockholders of Conoco, Inc. and Phillips Petroleum Company on or about February 8, 2002. Immediate SEC action is necessary to protect Phillips stockholders from a fraud orchestrated by Conoco Chairman Archie Dunham and General Counsel Rick Harrington. The SEC must require Conoco to account for the omitted liabilities in a new prospectus. Conoco and Phillips stockholders should vote on the proposed merger plan only after they know about the liabilities that ConocoPhillips will inherit from Conoco.

The liabilities that Dunham and Harrington failed to disclose arise from criminal frauds upon several federal and state agencies,[1] and civil frauds upon a federal district court and a Texas district court. Conoco's frauds were carried out to obstruct federal and state regulatory and judicial inquiries into the1991 Conoco corporate jet crash near Kota Kinabalu, Malaysia in which twelve United States citizens were killed. As background on the motivation for the frauds, I am enclosing the article I wrote about the case in 2000.

Conoco agents stole and destroyed key evidence from the custody of the federal authorities sent to Malaysia to investigate the crash and destroyed or concealed the key portions of the pilot's medical records. Consequently, Conoco's lawyers were able to defeat all legal claims against the company.

1. Including the Department of State, the Department of Defense, the Federal Bureau of Investigation, the Federal Aviation Administration, the National Transportation Safety Board, the Department of Labor and the Texas Worker Compensation Commission.

However, documents recently uncovered in depositions taken in the legal malpractice suit[2] against the lawyer who handled my wife's wrongful death case revealed some of the missing evidence that Conoco had concealed from the court. It was also discovered that Conoco lawyers assisted in the theft and destruction of the remains of the two pilots and the plane's cockpit voice recorder recording.

The motive for these criminal acts was to conceal from regulators, the public and the victims families a medical fact that the companies' officers already knew: the pilot in command had suffered from alcoholism for more five years and was probably intoxicated when he flew his plane into the side of the Malaysian mountain.

Conoco and DuPont are parties to ancillary litigation that I initiated in Texas district court in anticipation of filing suit for their frauds upon the federal court in federal district court. Dunham and Harrington are well aware of the impending public disclosures that will result from either the legal malpractice case or the fraud upon the court case coming to trial.

If the SEC fails to take timely action, Dunham and Harrington may complete their frauds, but their frauds will eventually be exposed. This information is provided to you so that the SEC can take timely action to prevent this crime. This is an opportunity for SEC to prove to a suspicious public that fraud can be stopped before it occurs by rigorous enforcement of federal securities regulations.

I am also providing this letter to Phillips Chairman James J. Mulva, who hopefully will ask the SEC to investigate on behalf of the Phillips shareholders that he represents.

If I can be of any further help in this matter, please contact me.

---

2. Roger Parsons v. Windle Turley and Windle Turley, P.C.

Enclosure (1) The Iran-Conoco Affair (5 pages)

cc: Isaac C. Hunt, Jr., Commissioner
Securities and Exchange Commission
Fax: (202) 942-9647

Cynthia A. Glassman, Commissioner
Securities and Exchange Commission
Fax: (202) 942-9666

Walter J. Stachnik, Inspector General
Securities and Exchange Commission
Fax: (202) 942-9654

James J. Mulva, Chairman
Phillips Petroleum Company
Fax: (918) 661-0417

Sincerely,

Roger K. Parsons

October 6, 2000

The Iran-Conoco Affair

by Roger K. Parsons

—

Conoco first began dealing with Iran clandestinely in 1991. In a plan that was conceived by Conoco President, Constantine S. Nicandros[1], Conoco would negotiate a deal with Iran's government before the US sanctions law that prohibited the dealings was repealed by Congress. Later when US public opinion softened towards Iran, Conoco could lobby Congress to repeal the sanctions law and have the Iran-Conoco deal "legalized".[2]

Conoco enjoyed an advantage over its competition -- Nicandros had a very good friend, President George H. W. Bush, who also had a long history of making deals with rogue states, including Iran. In fact, Bush had been twice exposed for coordinating illegal dealings with Iran -- Ronald Reagan's 1979 October Surprise, and in the "Iran" prong of the Reagan-Bush administration's Iran-Contra Affair. To help Nicandros, Bush promised Nicandros to intentionally fail in his responsibilities to enforce US sanctions law against Conoco.

Nicandros planned to trade US technology and financial assistance for a share of Iran's Serri A and E fields, just a few miles from Conoco's Fateh production facilities offshore United Arab Emirates.

With Bush's promise that no enforcement action would be taken against Conoco, Nicandros planned to meet with officials of Iran's state owned oil company in Dubai on September 11 and 12, 1991, to discuss Nicandros' proposal to assist Iran in the development of the Sirri fields.

To keep the deal from being a flagrant violation of US sanctions law, Nicandros planned to use a Dutch front-company, Conoco Iran, B.V., itself a subsidiary of a DuPont subsidiary (a Conoco "affiliate"), DuPont Services, B.V. (DPS). Through a widely abused provision in Dutch tax law, DuPont enjoyed a lucrative tax benefit by passing money it earned from its European operations through oil and gas projects managed by purportedly "independent" DPS officers in the Netherlands. The "independent" facade was maintained for the benefit of Dutch tax authorities and had no substantive effect on Nicandros' absolute control over DPS activities, in fact DPS Managing Director, David Solberg, was not even advised about the negotiations that Nicandros planned to have with the Iranians in September 1991.

Born in Port Said, Egypt, of Greek parents in 1933, Nicandros obtained a law degree from Ecole Des Hautes Etudes Commericales, in Paris and an M.B.A. degree from Harvard (1960). Despite more than thirty years in the oil business, Nicandros had little technical knowledge about the oil and gas business, so in his negotiations with the Iranians, Nicandros needed to have a Conoco executive

---

1 An Executive Vice President of E. I. du Pont de Nemours and Company (DuPont), Nicandros was installed by DuPont as Conoco President and CEO in 1987.

2 Since 1997, Nicandros' successor, Archie W. Dunham, and Halliburton President and CEO, Richard B. Chaney have been in the forefront of oil industry public relations efforts to soften Congressional and public opinion towards Iran.

who could speak intelligently with the Iranians about the technical aspects of Conoco's development plan for the Sirri A and E fields. Nicandros chose one of five Executive Vice Presidents who reported to him, William K. Dietrich. Dietrich was educated as a petroleum engineer and had served years before as Managing Director for the Conoco subsidiary, Dubai Petroleum Company, which owned and operated the Fateh production facilities.

Until September 4, 1991, Nicandros' plan was on schedule for the closing negotiations in Dubai, then at 2:15 p.m. local time (1:15 a.m. Houston time) a DuPont Gulfstream II jet carrying Dietrich crashed into the side of a mountain in the Malaysian state of Sabah on the Island of Borneo.

Dietrich was on the Tokyo-Jakarta leg of an around-the-world trip that would put him in Dubai on September 10th. On the same plane were Conoco Executive Vice Presidents Colin Lee and Kent Bowden, their wives Brooke and Connie; Conoco Managers Jim Myers and Ann Parsons, and Myers' wife Linda; and Steward Steve James, Copilot Gary Johnston; and Pilot-In-Command Captain Kenneth R. Fox.

Dietrich was carrying notes and documents for the meeting with the Iranians that implicated the Bush administration with knowledge of Nicandros' plan. Now Dietrich's body, his documents and the bodies of the other eleven people on board the aircraft were strewn through a montane forest, 30 nautical miles from the airport at which the plane's pilot, Captain Fox, was scheduled to land for refueling.

Within two hours, Nicandros learned that Dietrich's plane was missing and had probably crashed. He immediately understood that he and Bush had a big problem if Dietrich's documents fell into the wrong hands. However, the documents were more damaging to Bush than they were to Conoco[3], because they would reveal Bush's knowledge of the Iran-Conoco deal and reveal Bush's intent to subvert rather than enforce the sanction laws of the United States.

Bush's past dealings with Iran would likely to be an issue in the 1992 political campaign against him; Bush could not afford more revelations of his direct involvement in giving Nicandros an illegal business advantage in Iran. It would have been difficult for Bush to claim that he "...was out-of-the-loop." Nicandros understood Bush's situation and he knew that Bush would be eager to lend Nicandros the assistance of any government agency under Bush's control to recover Dietrich's documents.

Within twenty-four hours of the crash and more than twenty-four hours before the location of the crash site was disclosed to the public, Nicandros and his lawyers learned that much more damaging evidence than Dietrich's documents was strewn in the forest floor at the crash site. While reviewing Conoco medical files of the Conoco and DuPont employees on the plane Conoco General Counsel, Howard J. Rudge[4], learned that their physicians had had incontrovertible medical evidence since August that Captain Fox suffered from alcoholism.

Fox's last medical exam by Conoco physicians in August, less than a month before the crash, showed that Fox's liver was damaged to a degree that even the 1991 Federal Aviation Regulations defining "alcoholism" mandated Fox's grounding. As Nicandros considered his situation he was well aware of the recent scandal caused by the public disclosure of Exxon Valdez Captain Hazelwood's Exxon-enabled alcoholism. Nicandros knew that his career in the oil industry would be over if any evidence of Fox's alcoholism became known.

Under the ruse that he needed help from several US Federal agencies to recover the incriminating documents from the crash site, Nicandros used the assigned Federal agency employees to assist in carrying out a second, parallel cover-up. Nicandros wanted all evidence destroyed that indicated Fox was drunk when he crashed the plane. Nicandros wanted (1) all incriminating medical records on Fox in Conoco's and DuPont's medical files destroyed, (2) the plane's original cockpit voice recorder (CVR) recording destroyed and (3) all remains belonging to Captain Fox destroyed.

Nicandros assigned Rudge to handle the details of purging the evidence from Conoco's and DuPont's files that could cast any doubt on Fox's sobriety while flying or that showed Conoco's and DuPont's knowledge of Fox's alcoholism. However, getting the evidence at the crash site in Malaysia was a more difficult task and would probably require

3. As in 1995, when the Iran-Conoco deal was finally made public, Conoco's defense would simply be: "We advised the Department of State of our plan and they didn't tell us to stop."

4. Rudge was also DuPont Assistant General Counsel.

sending a high-level company representative to Malaysia to take charge of the many Federal agency employees Bush would deploy to assist Conoco.

Soon after learning of the missing plane on the morning of September 4th, Nicandros directed DuPont Director of Aviation Frank E. Petersen, Jr. (Lt. Gen. USMC, Ret.)[5], who was based at the DuPont's hanger at the New Castle County Airport near Wilmington, Delaware, to immediately put together a team of "investigators" from his staff to go to Malaysia. Nicandros told Petersen to fly to Houston that day to get final, detailed instructions.

After receiving Nicandros' instructions in Houston, Petersen and his ten-man "investigation" team departed Houston for Malaysia late morning of September 5th flying in a DuPont Gulfstream IV. They arrived at Kota Kinabalu on September 6th at about 11:00 p.m. local time.

Although Malaysian police reports indicate that the crash site was located by the late afternoon of September 4th, the search and recovery (SAR) efforts went into slow motion after representatives from the US Embassy in Kuala Lumpur arrived in Kota Kinabalu to "coordinate" the SAR operations. It appears that SAR operations were purposefully stalled to give Bush and Nicandros time to position their people in Malaysia to oversee the recovery work. The crash site was only officially "discovered" at noon on September 6th. A six-man team of Malaysian Special Forces was lowered by helicopter into the forest that afternoon.

When Petersen's team arrived on September 6th, Conoco and DuPont had already had more than twenty other employees and contractors deployed to Malaysia from Indonesia and Singapore. The first to arrive in Kota Kinabalu, early on the morning of September 5th (the evening of September 4th Houston time), were a Conoco lawyer from Jakarta, a DuPont public relations manager from Singapore and an contract physician with Asia Emergency Assistance, Inc. from Singapore. Later in the week Conoco also deployed a heavy-lift helicopter and crew from Conoco's Indonesian operations. The helicopter was to be used to recover the victims' remains when they were located.

Sabah state and Malaysian federal governments provided more than sixty police and military personnel, and three heavy-lift helicopters to transport personnel and remains.[6] Malaysia's Department of Civil Aviation (DCA) sent only one investigator to the crash site to conduct a field investigation. Apparently, seeing the massive contingent of US investigators, the DCA believed that the Federal agencies would conduct a thorough investigation.

When he arrived at the SAR command center at Keningau on the morning of September 7th, Petersen took command of the Malaysian military personnel who were charged with securing the crash site and extracting the victims' remains. Rather than taking the remains out by helicopter long-line techniques commonly used in the oil field and logging operations in this part of the world, Petersen ordered the Malaysians to build a helicopter landing pad near the crash site before anything was airlifted from the site -- a task that would require a least two days of arduous work by the team at the site. Petersen was obviously stalling for time so that his Federal agency assistants had time to get to Malaysia and help him with his tasks.

Considering that no report about the "investigation" of this private plane crash has ever been issued, the number of Federal agencies involved and the number of Federal employees sent to work on the SAR and the "investigation" was unprecedented: Six Consular Officers from the Department of State (DOS) and/or Central Intelligence Agency (CIA); one investigator from the National Transportation Safety Board (NTSB); two investigators from the Federal Aviation Administration (FAA); twelve investigators from the Office of Armed Forces Medical Examiner (OAFME)[7], and one investigator from the Federal Bureau of Investigation (FBI).

5. The same morning Nicandros promoted Petersen from "Director" to "Vice President", an unprecedented three-level jump in corporate position to a status of a corporate" officer". Nicandros' motivation was obviously to give Petersen the legal authority and status he needed to do the dirty work Nicandros wanted Petersen to do. Also, as a Vice President, Petersen would be the sacrificial corporate officer to fall on his sword (as good Marine) if it became necessary to shield Nicandros.

6. Documents obtained in Malaysia reveal that Conoco or Conoco's insurer, American International Group (AIG) paid more that $250,000 to the local police for their work.

7. The OAFME is a branch of the Armed Forces Institute of Pathology (AFIP). The team sent to Malaysia was headed by William T. Gormley, Col. USAF, MC. Documents obtained in Malaysia reveal that Conoco paid more that $300,000 to have the AFIP brought to Malaysia. It is unknown whom they paid.

By September 9th the Malaysians had completed the helicopter landing pad and one of the two DOS/CIA men brought in from Manila was sent to the crash site to oversee the work being done by the Malaysians. Videotape shot of the crash scene by a DCA employee shows the DOS/CIA man making an inventory of the "things" that the Malaysian military personnel working at the scene are bringing him. The man appears to have no interest in noting or recovering the victims remains some of which can be seen hanging in trees just a few yards away from where he stands. The videotape makes it clear what the most urgent mission of the Federal agency personnel deployed to the crash site was and who was really directing the SAR work.

The plane's CVR was found on September 9th, and on September 10th Criminal Investigations Division (CID) personnel with the Sabah state police had completed their legal responsibilities in locating, bagging and labeling the remains of the victims. The CID team documented their recovery work by mapping the location of the remains and by taking photographs and videotape of their work.

On September 10th, while Petersen was in charge, two body-bags were removed from the crash site, taken to Kota Kinabalu's Queen Elisabeth Hospital, and custody for the remains was officially turned over to DOS Consular Officer Peter Kaestner by 9:00 a.m. Kaestner and a Conoco physician took the remains to a room in the morgue for inspection.

Rudge had gotten the victims' families to execute an authorization for Conoco to take custody of all the victims' remains. The authorizations were sent to Conoco Counsel Walter L. Brignon who had been sent to Kota Kinabalu from Jakarta to oversee the "legal" aspects of the search and recovery. Brignon presented the authorizations to Kaestner, who had had the responsibility for taking custody of the US citizens' remains from the Malaysians; then Conoco took legal custody of the remains.

On September 11th Petersen abruptly left Malaysia in the Gulfstream IV. Petersen left instructions that no other remains were to be removed from the crash site until the OAFME team he had called to Malaysia arrived.[8] The OAFME team did not arrive until September 14th. On September 15th, after lying bagged in the forest for more than a week and a half, the remaining bodies were finally flown from the crash site to Queen Elisabeth Hospital.

To divert attention from the theft of Fox's remains, Petersen asked the prestigious OAFME to identify *all* the remains found by the Malaysian CID. In fact, the remains Petersen allowed the OAFME access to were only the remains from which Petersen and/or his lieutenants had culled Fox's body before the OAFME arrived in Kota Kinabalu.

In his 1992, deposition testimony in the wrongful death cases, Petersen would falsely testify that: "...sadly, no pilots' remains were recovered..."; thus "...sadly..." no toxicological tests were performed.

To complete the work Nicandros assigned him, Petersen had to get the original CVR recording, which contained recordings of Fox's voice that may have had powerful evidence that Fox was flying while intoxicated.[9] In the custody of the Malaysian DCA, the CVR was taken from the crash site on September 10th and taken by a DCA investigator to the United Kingdom Air Accidents Investigation Branch (AAIB) to be decoded and copied to audio cassette tape.

After the AAIB decoded and copied the part of the CVR recording that the DCA had requested, the investigator brought the original CVR recording and the partial copy back to DCA headquarters in Kuala Lumpur. On September 16th the NTSB investigator, Robert P. Benzon, and the two FAA investigators sent to Malaysia on Bush's orders, representing themselves as acting on behalf of their respective US Federal agencies, met with DCA officials in Kuala Lumpur and demanded that they be allowed to take possession of the original CVR recording. Upon this purportedly official request of the world-renowned NTSB and FAA, the DCA officials turned the original CVR recording over to Benzon.

When Benzon arrived back in the United States on September 18th, he immediately took the original CVR recording to Petersen in Wilmington. Benzon would later testify that he had also obtained a copy of the partial CVR recording made by the AAIB, but

8. The AFIP team had recommend that Conoco bring all of the remains to a US facility (Okinawa, Hawaii, Maryland) where identifications could be made conveniently by AFIP personnel using their own equipment. However, Conoco insisted that the AFIP team go to Malaysia and agreed to pay more that $300,000 to for them to do so.

9. Similar evidence was used by the NTSB in establishing Exxon Valdez Captain Hazelwood's intoxication on March 24, 1989. Conoco lawyers were following this case very closely.

he "threw it in his waste basket" when he learned that wrongful death lawsuits had been filed.

In the end, the DOS/CIA men that Bush sent to Malaysia recovered Dietrich's documents keeping Bush's involvement in the Iran-Conoco deal quite. And, Nicandros, Rudge and Petersen successfully concealed and destroyed evidence that they knew would reveal the cause of the plane crash that killed twelve people they called "friends".

ABOUT THE AUTHOR

Roger K. Parsons holds a Ph.D in theoretical physics obtained under the direction of Nobel laureate physicist P. A. M. Dirac. In 1980, before DuPont acquired Conoco, Parsons joined Conoco to do research on algorithms to image subsurface mechanical properties using seismic acoustic data -- the miles-scale version of ultrasound medical imaging. Parsons eventually supervised DuPont-Conoco research and development efforts in Ground Penetrating Radar (GPR) technologies for use at DuPont's mineral mining operations and at DuPont and Conoco groundwater and soil contamination sites. In 1986, Parsons was named group leader of Conoco's Theoretical Geophysics Group. Parsons is author of several professional papers, internal research reports, and patents.

In 1989, Parsons moved into executive staff positions. First, as Executive Assistant to DuPont Vice President and Conoco Executive Vice President for Worldwide Exploration, Dr. Max G. Pitcher. Parsons' last position at Conoco was Exploration Coordinator -- Scandinavia, East Africa, Middle East and Libya.

In January 1992, Parsons was fired from Conoco after asking that Conoco and DuPont executive management to investigate why two unprepared, inappropriately trained, and probably unhealthy pilots were sent on an extensive overseas trip. Ann Parsons, Roger Parsons' wife and a manager with Conoco, was one of the twelve people killed in the DuPont plane crash in Malaysia.

Since 1991, Parsons has devoted his efforts to the investigation and analysis of the causes for the DuPont plane crash in Malaysia, including spending seven days at the crash site surveying the debris field. Parsons has written a detailed report on his analysis of the ground track for the DuPont aircraft during the time captured on CVR and ATC voice recorders. Parsons continues to petition authorities with the UN ICAO, the US FAA and NTSB, the Malaysian DCA and Attorney General, and the DuPont Board of Directors to conduct a thorough investigation and issue a report on the circumstances of and causes for the DuPont aircraft crash.

EXHIBIT 3-C

Exhibit B to RE: ConocoPhillips Shareholder Proposal for 2006
FACTS

See attached

FACTS

On September 4, 1991, a corporate jet plane crashed into a 4000' mountain ridge more than thirty miles south of the Kota Kinabalu International Airport (KKIA) in Sabah, East Malaysia on the island of Borneo. The plane had been scheduled to land at KKIA for refueling before completing the Tokyo-Jakarta leg of an around-the-world trip that was planned for executives of the Conoco, Inc.[1] ("Conoco"), a wholly owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont"). Onboard the plane were three Conoco Executive Vice Presidents:[2] Colin H. Lee, William K. Dietrich and H. Kent Bowden, and their wives: Brooke, Gayle and Connie; Conoco Managers: James Myers and Ann Parsons[3], and James Myers' wife Linda; and a DuPont-employed flight crew: Pilot Kenneth R. Fox ("Fox"), Copilot Gary G. Johnston and Flight Mechanic Steve P. James. All twelve people onboard the plane died of multiple blunt force injuries that they received in the crash.

DuPont owned the plane and employed the flight crew, however Conoco was the "operator"[4] of the plane and flight crew. DuPont had also delegated to Conoco responsibility for monitoring and maintaining the physical and mental competency of DuPont employees who flew the planes that Conoco operated.

---

1 DuPont spun-off Conoco, Inc as a separate public corporation in 1998. In 2002, Conoco merged with Phillips Petroleum Company and renamed the company ConocoPhillips.

2 All Conoco Executive Vice Presidents also held positions as DuPont Vice Presidents.

3 At the time of the crash, both Roger and Ann Parsons were employed in manager-level positions at Conoco headquarters in Houston, Texas.

4 "Operator" is a term of art used by the Federal Aviation Administration (FAA) in the Federal Aviation Regulations (FAR) meaning that Conoco controlled where and when the plane and crew flew. Parsons only discovered that Conoco was the official operator of the plane in 1999, when he obtained a copy of the Malaysian investigation report on the plane crash from Malaysian federal aviation investigators.

DuPont had a $100,000,000 aviation liability policy covering DuPont and Conoco. National Union Fire Insurance of Pittsburgh Pennsylvania ("NUFIPP") was the insurer and the policy was sold to DuPont by AIG Aviation, Inc. Both NUFIPP and AIG Aviation are subsidiaries of American International Group, Inc. ("AIG").

Facts Relating to Immediate Causes of the Plane Crash – Pilot Incompetence

The immediate causes for the plane crash[5] were gross errors by Fox, the pilot. Specifically, Fox failed to obey or, if he did not understand, question the directives of KKIA Air Traffic Control (ATC). Fox failed to enter a holding pattern at the end-point of his Instrument Flight Rules (IFR) flight plan. Fox failed to maintain the vertical and horizontal separation from mountainous terrain prescribed by Visual Flight Rules (VFR). Fox failed to take immediate and extreme evasive action to avoid hitting a mountain. And, Fox lost control of the plane after skimming treetops along the mountain ridge, causing the plane to careen head-on into another ridge.

a. Fox failed to obey ATC directive to slow the plane to approach speed and descend the plane to an altitude that would permit ATC to clear Fox for landing.[6] Instead, Fox flew the plane at more than twice the designated approach speed and

---

[5] Controlled Flight Into Terrain (CFIT) is an aviation term-of-art for this kind of accident. CFIT is defined an accident in which the aircraft had no mechanical problems, did not encounter any adverse weather conditions, and did not impact another aircraft, nevertheless the aircraft was flown into the ground while under the control of the pilot. CFIT accidents have been known for more than twenty years to take the largest number of fatalities every year in all sectors of aviation: commercial, corporate and general.

[6] There is evidence that Fox left the cockpit when this directive was received from ATC by the copilot, Johnston, who was not qualified to manipulate the controls of the high performance Gulfstream G-II. Fox departure from the cockpit fro several minutes during this critical phase of flight was a violation of federal regulations. The reason for Fox's leaving the cockpit is not known, but documents in his medical file indicate his absence could be related to either his glucose metabolism disorder – needing something to eat or needing to urinate, or he needed a drink that was available at the back of the plane.

arrived over the airfield more than five minutes early and at an altitude of 15,000 feet – 11,000 feet higher than he was directed to descend.

b. Fox failed to obey an ATC directive to descend the plane in the holding pattern over the airfield. Instead, Fox flew over and past the airfield. A radio navigation beacon (Very-high-frequency Omni-directional Range -- VOR), call sign "VJN", that is located at the airfield was the terminal point on Fox's IFR flight plan for his flight to KKIA. When Fox failed obey the ATC directive to descend the plane over the airfield and flew past his last ATC clearance limit, as a matter of aviation regulations, Fox assumed total responsibility for seeing and avoiding all hazards – Fox had begun piloting the plane pursuant to VFR.

c. Fox failed to follow an ATC directive to "...descend south of the airfield..."[7] that he received after flying past the airfield and beginning VFR flight. Instead, Fox flew the plane for more than nine minutes on a heading, not a course, of 180° from where he had flown the plane when he received the ATC directive, more than eight nautical miles south-south-west of the airfield.[8]

d. Fox failed to immediately react to the copilot's warning that they were "...getting pretty close to the hills here." Instead, Fox, continued his descent into the

[7] The directive "...descend south of the airfield..." is an appropriate VFR directive, meaning to descend in a holding pattern in the southern octant from the airfield. The directive "...descend south of the airfield..." is not an appropriate IFR directive, because it does not specify a direction relative to a specific IFR navigation beacon, such as the VJN VOR. Furthermore, IFR directives specify direction in terms of a radial direction in degrees from the IFR navigation beacon, not in vague terms of south, southeast, etc.

[8] If Fox was unclear or did not understand the ATC directives, it is solely his responsibility as pilot-in-command to demand that ATC repeat and clarify the directives. In this instance, Fox should have known that the ATC directive "...descend south of the airfield..." was an inappropriate IFR directive, and he should have immediately asked for ATC clarification of its directive. Rather than seeking clarification, Fox continued to maneuver the plane in accordance with invalid IFR directives.

mountainous terrain for more than a minute after the danger was brought to his attention.

e. Fox failed to take immediate and extreme evasive action when he saw a mountain directly in his flight path. Instead, Fox attempted a gentle climb to higher altitude, apparently trying to simultaneously avoid the mountain and later questions by the executives he was flying about why Fox needed to take the extreme action.

f. Fox failed to maintain control of the plane as it skimmed the tops of trees along a mountain ridge. Instead, Fox lost control of the plane and plane careened over the ridge, crashing approximately ten seconds later into the side of another ridge more than five hundred yards away. (No physical evidence was unearthed showing that the passengers were unconscious or dead during this phase of the plane crash.)

Facts Relating to Underlying Causes of the Plane Crash – Gross Mismanagement

DuPont and Conoco merged in 1981, but maintained separate aviation operations until 1989, when DuPont transferred ownership of all DuPont planes and the employment of all DuPont pilots to Conoco. Soon after this reorganization, several pilots based at Conoco Aviation operations in Wilmington, Delaware began to complain that their managers were ordering inexperienced and/or untrained pilots to fly unsafe trips. One senior pilot and check pilot, Frank I. Cardamone Jr., became a spokesman for the Wilmington pilots who feared loosing their lives if nothing was done or loosing their jobs if they voiced their complaints to their management.

Cardamone began speaking and writing to DuPont officers who he had met during his thirty years of service to the company about numerous instances of unsafe piloting practices that he had witnessed, or that he had been told about by other pilots. The most serious problem that Cardamone saw was that Conoco Aviation chief pilots who had been installed by Conoco President and DuPont Executive Vice President Constantine S. Nicandros endorsed the dangerous practices and even took punitive action against pilots who complained about their negligent pilot management practices. In fact, Cardamone was forced to retire early after he was threatened with being fired and loosing his retirement benefits.

Throughout 1990 and 1991, the close-knit group of the working, retired and fired Conoco Aviation pilots in Wilmington, including Cardamone, continued to meet every month to discuss their work and family lives. The Wilmington pilots continued to rely on Cardamone to voice their concerns because Cardamone now had nothing to lose and he had long-standing relationships with several of DuPont's senior officers, including DuPont Chairman of the Board and Chief Executive Officer Edgar S. Woolard Jr.[9]

In late 1990 and early 1991, as part of a major company-wide reorganization, DuPont reorganized its corporate aviation operations. The "Conoco Aviation" was rename "DuPont Aviation" and placed in the Materials, Logistics and Services (ML&S) division of DuPont. Woolard personally appointed a retired Marine Corps lieutenant general, Frank E. Petersen Jr. ("Petersen"), to fill a newly created administrative position titled DuPont Aviation Director. However, Woolard left executive oversight responsibility for DuPont Aviation and Petersen to Nicandros, who had had executive oversight responsibility for the Conoco Aviation.

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[9] Woolard had told Cardamone years before he had risen to the top of the company, that if Cardamone saw problems that lower management was not fixing, Cardamone should bring the problems to Woolard's attention.

Although the companies' aviation operations were renamed, and the ownership of the planes and the employment of the pilots transferred from Conoco to DuPont, Nicandros wanted Conoco to retain operational control over the planes and pilots that Conoco executives used.

In early 1991, soon after Petersen was named DuPont Aviation Director, Cardamone meet with Petersen to voice the Wilmington pilots' safety concerns. Petersen did nothing to address the problems that Cardamone brought to his attention, believing that Cardamone was "...an absolute fucking kook."[10] Finally, less than a month before the plane crash in Malaysia, Cardamone wrote to Woolard again stating that if Woolard did nothing to correct the problems "...people would die".

Facts Relating to Underlying Causes of the Plane Crash – Fox's Alcoholism

Each August Conoco sent Fox to Allen Duane Catterson, MD ("Catterson") with the Kelsey-Seybold Clinic ("KSC")[11] in Houston for his mandatory medical examinations. The examinations were mandated by (1) the Federal Aviation Administration (FAA) through its Federal Aviation Regulations (FAR), and (2) DuPont and Conoco[12] policies regarding employees and contractors involved in transportation related operations.

[10] Oral Deposition of FRANK EMMANUEL PETERSEN JR. August 3, 1999, Linthicum Heights, Maryland, p. 110.

[11] Conoco had a long-existing contract with KSC to perform these examinations on all pilots that were based in Houston who flew the planes that Conoco operated to transport its senior executives.

[12] Each year after DuPont reorganized DuPont and Conoco aviation operations under the DuPont Aviation Department, Fox was required to sign two releases for his medical records: one for DuPont, Fox's employer; and one for Conoco, who was operator of the planes that Fox flew. Some time after the reorganization, DuPont designated the Conoco Medical Department as custodian of the medical records for all DuPont pilots.

The examinations followed two separate protocols. The FAA protocol, specified by the FAA Flight Surgeon, determined if Fox met the mental and physical competency standards required to hold a current FAA medical certificate – one of requirements for continuing to hold a current FAA pilot's license. The FAA protocol had to be performed a specialized physician who was designated by the FAA Flight Surgeon, called an Aviation Medical Examiner (AME).[13] The Conoco protocol, specified by the Conoco Medical Department, determined if Fox had the mental and physical competency to pilot the planes that Conoco operated to transport Conoco employees. Conoco required that this protocol be performed by a designee of Director of Conoco Medical Department Larry Anglin, MD ("Anglin").[14]

In his examinations of Fox in August 1990, Catterson discovered that Fox's blood triglyceride levels were 264 mg/ml, much higher than they had been in previous years. Because Fox's blood triglyceride levels had been abnormally high in previous years and had now dramatically increased,[15] in his August 1990 narrative report on Fox's health Catterson recommended that Fox schedule a glucose challenge test before his next examinations in August 1991. In the narrative report, Catterson told Fox and Conoco that the purpose of the test was to determine if the abnormally high and increasing

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[13] Although, KSC had at least two other AME physicians on its staff, Fox had seen only Catterson for at least the previous five years.

[14] Conoco had a long existing contract with KSC to perform these examinations on all pilots based in Houston flying planes Conoco operated to transport its executives. Although, KSC had at least two other AME physicians on its staff, Fox had seen only Catterson for at least the previous five years.

[15] The upper limit on blood triglyceride levels for Fox would have been 160 mg/ml. Catterson observed the following blood triglyceride levels for in Fox from 1987 to 1990:
1987 – 224 mg/ml, 1988 – 228 mg/ml, 1989 – 194 mg/ml, and 1990 – 264 mg/ml.

triglyceride levels were a symptom of an underlying glucose metabolism disorder.[16] (Neither Fox nor Conoco ever produced evidence showing that Fox or Conoco followed Catterson's recommendation.)

On August 7, 1991, Conoco sent Fox to Catterson again for the examinations. When Catterson reviewed the test results few days after Fox's visit, he discovered that Fox's blood triglyceride levels had risen to an alarming 315 mg/ml. Catterson also discovered that Fox had abnormally high levels of two liver enzymes in his blood. Catterson knew that the measurement of abnormally high levels of these enzymes in Fox's blood was symptomatic of damage to Fox's liver.

Catterson immediately called Fox to find out Fox's alcohol consumption habits.[17] In the telephone conversation, Fox admitted to Catterson that he had engaged in a weekend of heavy beer drinking a few days before the blood test. However, Catterson told Fox that in his opinion the liver damage indicated by the abnormally high levels of the two liver enzymes and the abnormally high and accelerating triglyceride levels that were measured in Fox's blood over the previous four years could not have been caused by one weekend of heavy beer drinking. Catterson told Fox that the tests indicated that Fox had engaged in several years of heavy alcohol consumption.

Catterson documented his concerns about Fox's excessive alcohol consumption in an August 14, 1991, narrative report that recounted the telephone conversation he had with Fox a few days before. Pursuant to the Conoco protocol, the Catterson's narrative report was sent to Fox and copied to the Conoco Medical Department.

[16] The most common "glucose metabolism disorder" is diabetes, and diabetes would disqualify a pilot from holding the FAA medical certificate Fox needed to be a professional pilot.

[17] On the health questionnaire that was part of the Conoco protocol, Fox failed to disclose his average daily consumption of alcohol. However, on the same questionnaire for at least five years, Fox had revealed that his father had died from "alcoholism".

The 1991 FAR defined "alcoholism" as the consumption of alcohol in an amount that caused any measurable damage to an organ of the body.[18] Hence, Catterson's diagnosis that Fox's liver damage was caused by excessive alcohol consumption was, as a matter of law,[19] a diagnosis that Fox suffered from alcoholism.

The FAA protocol requires an AME like Catterson to immediately report pilot alcoholism to the FAA.[20] The Conoco protocol that Catterson performed, pursuant to a contract between Conoco and KSC, required that KSC provide all medical records[21] on Fox to the Conoco Medical Department[22] and report Fox's alcoholism to his supervisors, DuPont Aviation Chief Pilot Jesse M. McNown or Assistant Chief Pilot Donald W. Peck.

Although, no evidence has been unearthed that Catterson carried out his responsibilities under these protocols before the plane crash, DuPont, Fox's employer, and Conoco, Fox's operator, had obtained actual notice of Fox's alcoholism through Catterson's August 14, 1991, narrative report.[23]

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18 *See* 1991 Federal Aviation Regulation §67.13 (d) (1) (i) (c).

19 FAR promulgated by the FAA have the force and effect of federal law.

20 The FAA revokes the medical certification of pilots who suffer from alcoholism until they can prove that they have abstained from alcohol consumption for one year.

21 Each year, as a condition for his employment Fox was required to sign two medial release forms, one for DuPont and one for Conoco. The releases allowed Catterson, pursuant to the Conoco-KSC contract, to forward Fox's medical records to DuPont and Conoco.

22 Although Catterson never used the term "alcoholism" in the narrative report to sent to the Conoco Medical Department, the Conoco Medical Department was staffed by physicians certified by the Board of Occupational and Industrial Medicine who were responsible for reviewing Fox's examination results and determining if Fox had a job disqualifying physical or mental disability. These specialized physicians were familiar with federal regulations governing the physical and mental health standards required of employees engaged in safety-critical transportation operations, including the FAA FAR.

23 DuPont (the master) delegated all responsibility for monitoring and maintaining the mental and physical competency of Fox to Conoco (the servant). Conoco (the master) contracted Catterson (the servant) to examine Fox and report the result to Conoco. Hence, Catterson's (the servant's) knowledge of Fox's alcoholism is imputed to Conoco (the master), and Conoco's (the servant's) knowledge of Fox's alcoholism is imputed to DuPont (the master).

Facts Relating to Fraud Conspiracy – DuPont, Conoco and AEA

Fox departed Houston on August 29, 1991.

Fox arrived in Tokyo on August 31, 1991.

Fox departed Tokyo 9:57 am Tokyo time, on September 4, 1991, and contacted Kota Kinabalu International Airport (KKIA) Air Traffic Control (ATC) to announce his approach to the airfield at approximately 1:45 pm Kota Kinabalu time.[24]

Approximately a half hour after Fox failed to respond to ATC questions at 2:17 pm Kota Kinabalu time, search and rescue (SAR) efforts by the Royal Malaysian Police (RMP) and Department of Civil Aviation (DCA) were commenced. SAR efforts by helicopters and planes failed to locate the wreckage before sunset that day at 6:30 pm.

Within a few hours of ATC reporting that the plane was missing in Malaysia, Conoco President and DuPont Executive Vice President Constantine S. Nicandros and General Counsel and DuPont Assistant General Counsel Howard J. Rudge were notified about the situation.[25] Notification of Conoco senior executive officers was the first step in executing a recently developed Significant Incident Response Plan (SIRP).[26] Under the SIRP, Nicandros and Rudge convened a meeting of their public relations,

[24] Central Daylight Time (CDT) is local Malaysia time minus 13 hours.

[25] Conoco contracted Universal Weather and Aviation (UWA) in Houston to provide logistics and flight tracking services for Conoco when it operated planes on international trips (contracting local services such as fuel, food, weather, flight plan filings, etc.). UWA contracted with Errol Flynn at KKIA to provide these services for Fox's flight. Flynn was waiting for Fox to land and monitoring ATC radio communications with Fox. Flynn realized by the desperate efforts by ATC to contact Fox that something was wrong. Flynn contacted UWA personnel who had an emergency contact list for DuPont Aviation in Houston. McNown and Peck were the listed emergency contacts. McNown and Peck would have contacted Nicandros and/or Rudge under these circumstances.

[26] SIRP was developed by Conoco in 1990, in response to avoid the public relations problems that Exxon faced following the USTS Exxon Valdez disaster.

legal and aviation advisors in a room at Conoco headquarters in Houston specifically equipped for Nicandros and his lieutenants to monitor and control developments.[27]

McNown advised Nicandros and Rudge that the plane only had enough fuel to fly for an hour after it was reported missing at 1:17 am CDT. Consequently, very early on the morning of September 4, 1991, Nicandros and Rudge speculated that the plane had crashed and that the passengers and crew, if not dead, had sustained major injuries.

In accordance with the SIRP, Rudge directed his staff to assemble all Conoco medical records[28] on the passengers and crew that so that they could be forwarded to physicians in Malaysia who would treat the injured and identify the dead. In reviewing the medical records Conoco had on Fox, Rudge discovered Catterson's 1991 report to Conoco that Fox had been engaging in heavy alcohol consumption for several years. Rudge brought the matter to Nicandros' attention.

Nicandros directed Petersen[29], who was at his headquarters in Wilmington, to prepare a team to travel to Malaysia. Nicandros directed Petersen to stop in Houston first to receive detailed instructions from Rudge and to pick up several DuPont Aviation pilots from Conoco's aviation operations, including Peck, to assist Petersen with the assignment in Malaysia.

By September 5, 1991, Nicandros, Rudge, McNown, Peck and Petersen had entered into a conspiracy to destroy all evidence of Fox's alcoholism, and all evidence that DuPont and Conoco had knowledge of Fox's alcoholism. The immediate objective

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27 Woolard assigned Nicandros with all DuPont responsibility and authority in matters surrounding the Malaysian plane crash.

28 For Ann Parsons, Rudge obtained dental records for which he had no authorization.

29 The same morning Nicandros promoted Petersen from "Director" to "Vice President", an unprecedented three-level jump in corporate position to a status of a corporate" officer". Nicandros' motivation was obviously: give Petersen the legal standing of corporate officer so that he could be sacrificed to shield Nicandros.

of the conspiracy was to obstruct the work of the US and Malaysian federal agencies the conspirators anticipated would be investigating the plane crash in Malaysia. Nicandros and Rudge ordered (1) the destruction of the incriminating medical records on Fox controlled by Conoco and DuPont, (2) the destruction of the original cockpit voice recorder (CVR) recording when it was recovered from the wreckage of the plane, and (3) destruction of all of Fox's remains.

Nicandros and Rudge directed Conoco Indonesia Vice President Sidney S. Smith and Conoco Indonesia General Counsel Walter L. Brignon to go to Kota Kinabalu with all the necessary manpower and money needed to find the plane and the victims remains. Nicandros directed DuPont Singapore Public Relations Manager Irvin Lipp to go to Malaysia to gain control of local print and television coverage of the plane crash. Pursuant to the DuPont's AIG aviation liability policy, AIG sent two claims adjustors from its Malaysian subsidiary to assist the DuPont and Conoco personnel in dealings with local public officials and directing money for the SAR effort.

Smith, Brignon and Lipp arrived along with several subordinates from their offices and physician Lyndon E. Laminack, MD with Asia Emergency Assistance, Inc. (AEA)[30] early on the morning of September 5th. Smith ordered a heavy-lift helicopter and crew employed by Conoco operations in Indonesia to come to Kota Kinabalu. Smith planned to use the helicopter to recover the victims' remains when they were located.

Late on the morning of September 5th Petersen and his ten-man "investigation" team departed Houston for Malaysia flying in the DuPont Gulfstream IV Woolard used. They arrived at Kota Kinabalu on September 6th at about 11:00 pm. Although Malaysian

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30 Laminack was deployed from AEA offices in Singapore, under a contract Conoco had for AEA to provide medical services to employees of Conoco Indonesia.

police reports indicate that the location of the crash site was known to the police through an eyewitness account of the crash in the late afternoon of September 4th, the crash site was only officially "discovered" at noon on September 6th. Immediately after the official discovery, a six-man team of Royal Malaysian Air Force (RMAF) commandos and Department of Civil Aviation (DCA) firemen repelled from a helicopter into the forest to provide medical assistance to any survivors and secure the crash site. By the time Petersen's team arrived on September 6th, Conoco and DuPont already had positioned more than twenty other employees and contractors to Kota Kinabalu from its operations in Indonesia and Singapore.

The Sabah state and Malaysian federal governments were providing more than sixty police and military personnel, and three heavy-lift helicopters to transport personnel and remains to and from the crash site.[31] However, after observing the massive contingent of experienced and better funded investigators arrive in Malaysia from DuPont, Conoco and several US federal agencies,[32] the Malaysian Department of Civil Aviation (DCA), sent only one investigator from DCA headquarters in Kuala Lumpur to participate in the plane crash investigation.

When he arrived at the SAR command center at Keningau[33] on the morning of September 7th, dressed in his military flight suit,[34] he took command of the Malaysian

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31 Documents obtained in Malaysia by Parsons' investigator reveal that Conoco or AIG paid more that $250,000 to the local police for their work.

32 The number of US federal agencies and the number of US federal employees involved in this investigation of a private plane crash was unprecedented. Six Consular Officers from the Department of State (DOS); one investigator from the National Transportation Safety Board (NTSB); two investigators from the FAA; twelve investigators from the Office of Armed Forces Medical Examiner (OAFME)[32], and one investigator from the Federal Bureau of Investigation (FBI).

33 Keningau is about six nautical miles from the crash site and a abandon airfield there was used as a base of SAR operations for helicopters flying to and from the crash site.

military personnel who were charged with searching the crash site and extracting the victims' remains. Petersen could have ordered that any remains located at the crash site be immediately airlifted by the helicopter Smith had brought in from Indonesia using long-line techniques Smith used in Conoco's remote oil field operations in Indonesia.[35] Instead, Petersen ordered that the Malaysians cut down trees on top of the ridge into which the plane had first impacted treetops to create a helicopter landing-zone. Although Petersen was advised that the task would take the 60-man team camped at the crash site more than two days to complete, Petersen ordered that the landing-zone be completed before anything was removed.

When the Malaysians finally completed the helicopter landing-zone Petersen had ordered on September 9th, DOS Manila Consular Officer Philip N. Suter was flown to the crash scene to inventory items being recovered by the SAR team. Videotape shot of the crash scene by a DCA employee shows Suter making an inventory of the "things" that the Malaysian military personnel working at the scene were bringing him. However, Suter shows no interest in noting or directing the recovery of a victim's remains that can be seen hanging in trees a few yards from where he stands.

On September 9th, the CVR from the plane was found at the crash site, and National Transportation Safety Board (NTSB) Investigator Robert P. Benzon arrived in Kota Kinabalu to represent the United States in the investigation of the plane crash. Benzon had two FAA investigators with him to assist in his work.

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[34] Gulfstream Aerospace Representative Gerald Runyon, who was on Petersen's team, shot videotape that showed Petersen wearing a US military flight suit. However, the quality of the videotape is not good enough to see if Petersen's name patch indicates his former rank: "General Petersen".

[35] As a Marine Corp General Officer, Petersen would have been familiar with the long-line techniques for airlifting materials to and from mountainous and forested terrain.

By September 10th, investigators with the Criminal Investigations Division (CID) of the Sabah state police had located, documented, and separately bagged 24 separate human remains. The CID investigators documented the recoveries by maps, notes, photographs and videotape of their gruesome work.

On September 10th, while Petersen was in charge, two of the 24 body-bags were airlifted from the crash site, taken to Kota Kinabalu's Queen Elisabeth Hospital, and custody of the remains was transferred from the Sabah state police CID investigators to DOS Kuala Lumpur Consular Officer Peter G. Kaestner, representing the United States. Later that morning Kaestner and Laminack would have two body-bags taken to a private room at the hospital morgue and examine the contents.

Rudge had directed DuPont Corporate Counsel William E. Gordon to get the victims' families to execute authorizations that would allow Conoco to take custody of all of the victims' remains once custody was turned over to the US federal government. The authorizations were faxed to Brignon in Kota Kinabalu who presented them to Kaestner. Thereafter, Conoco had legal custody of the remains including the two body-bags that the CID investigators had turned over to Kaestner on September 10th.[36]

On September 11th, the day after the first two body-bags were airlifted from the crash site, Petersen abruptly left Malaysia in the Gulfstream IV. The remaining 22 body-

[36] Documents generated by the OAFME team show that Conoco never turned these first two body bags, each containing at least the torso of one individual, to the OAFME team for identification. Conoco however did turn over 22 other bags of remains to the OAFME. The OAFME team found ten torsos in these body bags that they eventually identified as belonging to the nine passengers and the flight mechanic, Stephen James. Hence, the two torsos contained in the two body bags that Conoco withheld from the OAFME belonged to Fox and Johnston.

bags were left at crash site until the OAFME team that Conoco had instructed that the Department of Defense (DOD) send to Malaysia had arrived.[37]

The OAFME team arrived in Kota Kinabalu on September 14th. Finally, on September 15th, after rotting[38] in the forest for more than ten days, and five days after they could have been airlifted from the crash site, the remaining 22 body-bags were airlifted to Queen Elisabeth Hospital, where the OAFME team assumed custody and began to identify and autopsy the remains. However, Brignon, Smith and Laminack[39] hid the first two body-bags that they knew contained the remains of Fox and Johnston from the OAFME team.[40]

Nicandros and Rudge directed Petersen to obtain the original CVR recording that contained recordings of Fox's voice for more than thirty minutes before the plane crash. They feared the recording could lead investigators to suspect that Fox had been intoxicated, or otherwise mentally or physically incapacitated before the plane crash.[41]

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37 The AFIP team had recommend that Conoco bring all of the remains to a US facility (Okinawa, Hawaii, Maryland) where identifications could be made conveniently by AFIP personnel using their own equipment. However, Conoco insisted that the AFIP team go to Malaysia and agreed to pay more that $300,000 to for them to do so.

38 Although Petersen was confident that he had secured the bulk of Fox's remains. He could not be sure that a part of Fox large enough to conduct forensic toxicological analysis to check his sobriety had not been recovered and placed in one of the other 22 body bags at the crash site. Leaving the remains at the crash site to decay and generate biogenic ethanol was a means to create an excuse for the ethanol Conoco feared would be found in Fox's body tissues.

39 Conoco asked Laminack to see if he and AEA could get the remains out of Malaysia by way of Singapore, without involving the DOS. The plan was stopped when someone in Laminack's Singapore office called the US Consulate in Singapore to naively about documentation. The subject of the telephone call quickly was passed on to the US Consulate in Kuala Lumpur.

40 Individual police reports for each of the 12 crash victims, including Fox and Johnston, states that the individual was brought in dead to the Queen Elisabeth Hospital. The Malaysian death certificates issued by the local medical examiner for each of 12 crash victims, including Fox and Johnston, states that the individual died of multiple blunt force injuries. In his 1992, deposition testimony in the wrongful death cases, Petersen would falsely testify that: "...sadly, no pilots' remains were recovered..."; thus "...sadly..." no toxicological tests were performed.

41 Similar evidence was used by the NTSB in establishing Exxon Valdez Captain

The CVR was taken from the crash site on September 10th, flown to DCA headquarters in Kuala Lumpur and then taken by a DCA and FAA investigator to the United Kingdom Air Accidents Investigation Branch (AAIB) to be decoded and copied to audio cassette.

Petersen knew if he appeared too eager to gain control of the CVR recording that investigators may become suspicious that the owner or the operator of the plane was attempting to obstruct the DCA investigation by destroying the CVR recording before it could be thoroughly analyzed. Before Petersen left Malaysia, he told Benzon, using the pretense of his official capacity, to get the original CVR recording from the DCA.

After the AAIB copied the part of the CVR recording that the DCA had requested, the investigators returned the original CVR recording and the copy[42] back to the DCA. On September 16th, Benzon arrived at DCA headquarters in Kuala Lumpur and, under the pretense that he was acting in this official capacity and would have the recording analyzed by the NTSB CVR laboratory in Washington, D.C., Benzon demanded that the DCA give him custody of the original CVR recording.[43] The DCA complied with Benzon's demand, but after Benzon arrived in the US on September 18th, he did not check the original CVR recording into the NTSB CVR laboratory as NTSB procedures required. Instead, Benzon took the recording to DuPont in Wilmington, Delaware. Benzon later testified that he retained a copy of CVR recording that the AAIB had made

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Hazelwood's intoxication on March 24,1989. Rudge and his staff would have been very familiar with this development in the Exxon Valdez case.

[42] FAA FAR required that the DuPont plane be equipped with a CVR that recorded three channels: one channel for each of the pilots' headsets, and one channel for an "area microphone" that captured cockpit conversations and noises. The cassette tape returned to DCA contained only the (stereo) recordings of the two pilots' headsets.

[43] Petersen testified that he had directed Benzon to obtain the CVR recording from the Malaysian DCA.

for the DCA, but that he "...threw it in his waste basket..." when he learned that wrongful death lawsuits had been filed.

Facts Relating to Fraud Conspiracy – AIG, Gardere and LOWT

On September 21, 1991, a day after Ann Parsons should have celebrated her 36th birthday, the remains of all nine passengers and James were returned to Houston onboard a DC-8 jet that Conoco had chartered for the job. Ann Parsons was buried in Dallas on September 23, 1991.

In early October 1991, representatives of DuPont, Conoco and AIG met with Parsons purportedly to answer questions that Parsons had asked concerning what the companies had learned in their investigation of the plane crash.[44] However, at the meeting Parsons discovered that the lawyers representing the companies treated Parsons as a litigant and refused to share any information about what had been learned in the investigations until Parsons released DuPont and Conoco from all liability for his wife's death. In exchange for Parsons signing a release, the AIG offered Parsons a token money "settlement".[45]

After the hardball approach that AIG had used in its discussions with him, Parsons began to investigate AIG's relationships with the Government of Malaysia. Parsons discovered that the Malaysian Department of Civil Aviation (DCA) was closely

44 After the crash AIG sent at least two claims adjusters from its offices in Malaysia to assist in the SAR efforts.

45 When Parsons protested to Nicandros by telephone about how the DuPont, Conoco and AIG lawyers had denied him any information about the companies' investigation, Nicandros told Parsons that Conoco would supplement the AIG settlement offer to bring the total settlement up to eight or nine million dollars. Parsons ask Nicandros to meet with him in person to discuss the situation, however Nicandros insisted that Parsons meet with Rudge instead. When Parsons met with Rudge, in response to Parsons' questions about what the companies had learned from their investigation, Rudge told Parsons that he "...would have to sue..." to get that information.

linked to the near bankrupt national airline, Malaysian Airlines through its International Lease Finance Corporation (ILFC) subsidiary that was the largest leaser of the airlines' aircraft. Furthermore, through its American International Assurance (AIA) and American International Underwriters (AIU) subsidiaries, AIG was the largest insurer in Malaysia, even contracting with the Government of Malaysia for its employees. Parsons came to believe that AIG was using its significant political leverage in Malaysia to influence the DCA's investigation of the plane crash to minimize the liability claims losses arising from the plane crash.[46]

AIG had retained the Dallas law firm Gardere & Wynne, LLP ("Gardere")[47] to defend against liability claims brought in Texas against its clients. In particular, AIG used Gardere aviation specialist trial Martin E. Rose ("Rose")[48] and aviation appellate specialist Cynthia C. Hollingsworth ("Hollingsworth") to represent DuPont and Conoco in liability claims arising from the plane crash in Malaysia.

In October and November1991, Roger Parsons interviewed lawyers at more than seven personal injury law firms in Houston, Austin and Dallas to identify a firm that with expertise in aviation litigation who could thoroughly investigate the plane crash and prosecute Parsons' legal claims. Parsons interviewed the three most promising candidates twice. In the second interview, Parsons asked the candidate if they had any relationship with DuPont, Conoco or AIG, or subsidiaries of these companies.

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46 The DCA had responsibility for issuing the official report on the plane crash, pursuant to Annex 13 of the United Nations, International Civil Aviation Organization (ICAO) Agreements (treaty), however the Malaysian's depended on the NTSB and FAA to gather documentary evidence from the US manufacturer (Gulfstream Aerospace), the owner of the plane (DuPont), and the operator of the plane (Conoco).

47 Now known as Gardere Wynne Sewell , LLC.

48 Rose left Gardere in 1999, to become name-partner of Rose-Walker, LLP.

In Parsons' second interview of R. Windle Turley and Michael G. Sawicki with the Law Offices of Windle Turley, P.C. ("LOWT"), Turley and Sawicki denied having any relationships with any of these companies. In 1998, Parsons would learn that Turley had lied to Parsons and that Turley was insured by AIG subsidiary NUFIPP for $10,000,000 for any claims arising from Turley's professional negligence.

In November 1991, believing Turley to be the best candidate to handle his case, Parsons signed a contingency fee agreement with Turley. Parsons agreed to pay Turley 20% of *any* recovery that Parsons received for his claims and all LOWT expenses in litigating his claims. Windle Turley agreed that he would personally represent Parsons in *all* legal claims arising from Ann Parsons' death.

In December 1991, Parsons organized a trip to the Malaysia to interview any eyewitnesses of the plane crash and to survey the wreckage of the crashed plane. Parsons asked Turley to assign one of his firm's investigators or lawyers to go with him to preserve testimony or physical evidence useful in prosecuting Parsons legal claims. Turley refused to participate, so Parsons employed two other individuals to go to Malaysia with him to help in an investigation. On this trip and his subsequent trips in July 1992, [49] June 1993 and November 1993, Parsons learned that AIG had indeed brought political pressure on the DCA personnel conducting the official investigation. AIG was influencing the politicians who oversaw the DCA to prevent publication of the report on the DCA investigation of the plane crash until all litigation in the United States had concluded. Parsons' believed the AIG actions to obstruct the official investigations

[49] Parsons returned to the crash site in July 1992, to conduct an extensive survey of the site and map the wreckage in the debris field and to interview other witnesses.

of a foreign government to save the company from paying a $100,000,000 claim against its clients DuPont and Conoco, violated the Foreign Corrupt Practices Act ("FCPA").[50]

In February 1992, Turley filed suit in Texas district court in Houston naming only DuPont as a defendant. Within a few weeks, Rose motioned the Texas court for removal to federal court on grounds of diversity jurisdiction.[51] The motion was granted, and for the next year and a half Parsons demanded that Turley join Conoco and Fox in the suit to defeat Rose's diversity jurisdiction claim and have the case remanded back to the Texas district court.

In August 1993, Turley was contacted by Cardamone, offering Turley copies of the letters he had written to DuPont senior management before the plane crash. Cardamone offered these letters to Turley to use in the prosecution of Parsons' claims as evidence that DuPont and Conoco knew, before the plane crash in Malaysia, about the dangerous situation created by the gross mismanagement of DuPont pilots.

Parsons directed Turley to go to Wilmington to meet with Cardamone and any other pilots in Wilmington who would agree to meet with him to discuss what DuPont had been told prior to the plane crash in Malaysia. In late 1993, Turley held a meeting in Wilmington with Cardamone and several other former DuPont pilots. At this meeting, Cardamone gave Turley a complete set of copies of all of correspondence that he had had with DuPont and Conoco management. After reviewing the documents, Parsons

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[50] Parsons, a stockholder of DuPont, expressed his concerns about what he had learned about AIG efforts to influence agencies of the Malaysian government to lessen AIG's legal liabilities in a letter to the DuPont Board of Directors in March 1993. Parsons' actions caused AIG have Rose attempt to obtain a frivolous gag order in *Parsons v. DuPont* to prevent Parsons' from communicating with DuPont directors. When Turley refused to file an objection to the motion, Parsons was forced to hire two new lawyers to defend his free speech rights in Parsons v. DuPont. Parsons was successful in getting Rose's motion denied.

[51] Within days of Turley filing of the lawsuit, Conoco fired Parsons.

was confident that Turley had key evidence in hand that proved knowledge by DuPont officers of the dangerous situation created by their gross mismanagement of their pilots. Until the trial of the case had begun, Turley mislead Parsons to believe that he would use Cardamone's documents and testimony to prove Parsons gross negligence claims.

By late 1993, Parsons had reviewed the portions of Fox's medical records that were produced by DuPont in *Parsons v. DuPont* and by Conoco and Fox in *Parsons v. Conoco*. Parsons discovered Catteron's 1990 narrative report warning Conoco about the potential for Fox having a glucose metabolism problem. Parsons also discovered that Catterson's 1991 narrative report for Fox was missing from the production. Parsons insisted that Turley to have a knowledgeable physician review the parts of Fox's medical records that had been produced, and demand that DuPont, Conoco and Fox turn over Fox's complete medical file. Until the trial of the case had begun, Turley mislead Parsons to believe that he would have a knowledgeable physician review the parts of Fox's medical records that had been produced, and demand that DuPont, Conoco and Fox turn over Fox's complete medical file. [52]

In September 1993, a few days before limitations barred joining other defendants in *Parsons v. DuPont*, Turley filed suit against Conoco and Fox's estate in Texas district

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52 Turley never demanded that DuPont, Conoco or Fox turn over Fox's complete medical file nor did he attempt to obtain a copy of the complete medical file from the files originator, Catterson.

Turley hired retired NASA Flight Surgeon Charles A. Berry to review the portion of Fox medical records produced by DuPont, Conoco and Fox. Berry failed to disclose to Turley that he had been Catterson's boss when Berry and Catterson were employed by the National Aeronautics and Space Administration (NASA). Although Berry had a conflict of interest in appraising Catterson's work, Turley accepted without question Barry's statement that he could not determine if Fox had a medical problem from the medical records Turley had sent him. Apparently Berry choose to shield his former colleague from federal criminal sanctions for fraud against the FAA in approving Fox's medical certification despite the obvious liver damage and probably alcoholism indicated by the abnormally high liver enzymes in Fox's blood that were reported by Catterson in the medical records sent to Berry.

court in Houston ("*Parsons v. Conoco*"). Turley also motioned the federal court for leave to join *Parsons v. DuPont* and *Parsons v. Conoco* in the Texas district court. However, Turley failed in his pleadings to state any new evidence that justified joining Conoco in *Parsons v. DuPont*. Consequently, the federal court denied Turley's motion for leave and *Parsons v. DuPont* and *Parsons v. Conoco* proceeded separately in federal and Texas district courts respectively.

Parsons v. DuPont went to trail in July 1994. After an eight-day trial, the jury found that DuPont was guilty of negligence and gross negligent in its supervision of Fox. The jury awarded Parsons $4,750,000 in actual damages – approximately half the amount Turley had argued Parsons had lost.[53] Although Turley purposefully did not use Cardamone's documents or testimony at trail,[54] evidence that would have proved DuPont's subjective awareness of the mismanagement of Fox before the plane crash, the jury found DuPont grossly negligent in assigning Fox to fly the trip.

Immediately following the announcement of the jury's finding, DuPont motioned the court for a judgment as a matter of law (JNOV) on the gross negligence finding arguing that Turley had failed to present legally sufficient evidence for that finding. The trial judge immediately granted DuPont's motion and ended the proceedings before the second phase of the bifurcated trial[55] could occur in which the jury was to determine the quantum of exemplary damages DuPont should pay.

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53 Parsons repeatedly warned Turley in writing about calculation errors that Turley had made in his estimations of Ann Parsons career value.

54 After the trial, Turley inexplicably refused to turn over to Parsons the documents that Cardamone had provided Turley for his use in the prosecution of Parsons' case. Parsons intended to provide Cardamone's documents to the three victims' families whose wrongful death cases that were set for trial in August 1994.

55 Pursuant to *Transportation Insurance Co. v. Moriel*, 879 S.W.2d 10 (Tex. 1994).

Less than a week after trial, Parsons met Turley to discuss appealing the JNOV. Turley told Parsons that he was reluctant to appeal and that if Parsons insisted on an appeal that Parsons should increase Turley's contingency share from 20% to 40%. Parsons told Turley that he would consider Turley's proposition, but insisted that Turley timely file the necessary notice of appeal. Turley timely filed the necessary notice of appeal, but failed to timely file a bill of costs to Parsons right to the court costs awarded by the trial court in the final judgment.[56]

Disappointed with Turley's performance at trial and his reluctance to appeal, Parsons began interviewing appellate specialist willing to represent him on a fee basis in the federal appeal. In December 1994, Parsons hired Sidney K. Powell and Powell & Associates ("Powell") to handle the appeal of *Parsons v. DuPont*. Pursuant to Powell's retention agreement, Parsons instructed Turley in writing that Parsons had given Powell total responsibility for all aspects of the case throughout the appeal, including responsibility for communications with DuPont and DuPont counsel.[57]

Subsequent to Rose learning that Parsons had hired Powell to appeal his case, Rose and Hollingsworth cross-appealed seeking a remittitur on the ordinary damages. To secure the Parsons' judgment during the appeal, Turley obtained the first of two supercedes bonds from AIG. The first supercedes bond contained an explicit calculation of the judgment debt one year after the final judgment, showing the amount of damages

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[56] Turley knowledge of his error from Parsons until May 1997, when Turley finally disclosed copies of correspondence he had had with Gardere attorney's concerning the court costs due Parsons.

[57] On learning that Powell and not Turley would handle Parsons' appeal, Rose called Powell. Rose angrily asked Powell if she intended to sue Turley for legal malpractice. When Powell stated that she only handled federal appeals, Rose said that if Parsons sued Turley for legal malpractice that he would testify that Parsons' claims were baseless because Turley did a good job at trial.

awarded in the judgment, prejudgment interest and one year of post-judgment interest. The second supercedes bond contained an explicit calculation of the judgment debt two years after the final judgment, showing: the amount of damages awarded in the judgment, prejudgment interest, and two years of post-judgment interest. The calculations in both supercedes bonds were approved by AIG, Rose and Turley, and approved by the district court in 1994 and the circuit court in 1995.

In early1995, the Texas district court granted a Rose's motion on behalf of Conoco and Fox for summary judgment in *Parsons v. Conoco*. The motion for summary judgment was based upon (1) collateral estoppel, arguing that a Parsons already had a judgment against Fox's employer, DuPont, for Ann Parsons' wrongful death; and (2) the Texas Workers Compensation Act, arguing that Ann Parsons was employed by Conoco and had died in the course and within the scope of her employment.[58] Parsons instructed Turley to appeal, but Turley refused and Parsons was forced to file a notice of the appeal *pro se* and then seek an appellate specialist to prosecute the appeal.

Parsons hired Texas appellate specialist Timothy Patton to handle the appeal of *Parsons v. Conoco*. However, because Turley failed to tell timely notify Parsons that the summary judgment had been granted, Patton concluded that Parsons' *pro se* filing of his notice of appeal was untimely. Patton subsequently filed an admission with the court stating that the notice of appeal was untimely. Subsequently, the Texas Court of Appeals dismissed the case in October 1995.

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[58] Rose's argument that Parsons is barred by collateral estoppel from suing Fox's estate because Parsons succeeded in suing Fox's employer DuPont is erroneous. The defendants, Fox and DuPont, are distinct.

There is evidence that Rose's claim that Conoco had Ann Parsons covered under the Texas Workers' Compensation Act is also erroneous. DuPont is listed the insured, and Conoco falsely declared to the TWCC that Ann Parsons was an employee of a Conoco subsidiary, Kayo Oil.

In July 1996, the US Fifth Circuit Court of Appeals issued its opinion in *Parsons v. DuPont*, sustaining the trial court in all issues. However, before the appellate court issued its mandate and concluded the appeal, against Parsons' previous directions and without Parsons knowledge, Turley contacted the Hollingsworth seeking immediate payment of the judgment debt owed Parsons. Hollingsworth asked Turley to submit a letter with his calculation of what judgment debt was owed. Turley submitted a calculation to Hollingsworth that was several hundred thousand dollars short of the amount stated 1995 supercedes bond as the exact amount owed.

Before Hollingsworth sent the check to Turley, she called Powell to determine if Powell's name should appear on the check. Powell immediately told Parsons about Turley's unauthorized dealings with Gardere, AIG and DuPont. Parsons immediately faxed Turley written instructions to withdraw his calculation and cease communications with Gardere, AIG and DuPont until after the appellate court issued its mandate. However, Hollingsworth quickly had a check hand delivered to Turley for an amount that Turley had erroneously calculated far short of the actual judgment amount.

After the appellate court issued its mandate on July 28, 1996, Hollingsworth sent another check to Turley for part, but not all, of the short-fall from the first payment, insisting that Parsons sign a release from the judgment for DuPont before Parsons received any money from the checks that Turley now held. After Parsons had demanded his money for more than a month with out the condition of signing a release, Turley cashed the checks in August 1994 and issued a check to Parsons for the judgment amount short approximately two hundred thousand dollars from the amount stated in the last supercedes bond. Furthermore, Turley continued to tell Parsons that

DuPont still owed more than $50,000 in court costs that Parsons was awarded as part of the judgment.

In 1996, Parsons hired Robert M. Greenberg ("Greenberg") to investigate a legal malpractice action against Turley and his firm. On Greenberg's recommendation, Parsons also hired attorney Robert E. Motsenbocker ("Motsenbocker") and investigator Fred Cliff Cameron ("Cameron").

Because Turley repeatedly failed to correct errors Parsons had brought to his attention in time for correction, Parsons suspected that Turley's legal malpractice was not inadvertent, but was intentional and coordinated with Rose and AIG to defeat Parsons legal claims against DuPont, Conoco and AIG. Parsons wanted Greenberg, Motsenbocker and Cameron to find evidence of Turley's motivation for colluding with Rose and AIG. Specifically, Parsons asked Greenberg, Motsenbocker and Cameron to find out if Turley was insured by AIG for professional negligence.

By early 1997, Turley, Rose and AIG had learned that Parsons' was investigating a legal malpractice action against Turley. In May 1997, Turley applied for "claims made" legal malpractice insurance with Carolina Casualty Insurance Company ("CCIC"). Turley's new policy lowered the policy limits from $10,000,000 that he had with AIG to only $5,000,000 with CCIC, although the number and size of Turley's cases increased. On the CCIC application disclosures form, Turley denied knowing of any potential claims against Turley for work he had done before the new policy went into effect.[59]

In May 1997, Rose and Hollingsworth filed a motion in *Parsons v. DuPont* seeking a release from judgment for DuPont and its surety, AIG. In preparing to oppose

59 Later in pleadings in Parsons' legal malpractice case against Turley, Turley stated he believed that Parsons would sue him for legal malpractice as early as 1994.

this motion, Parsons sought all correspondence[60] that Turley had with Gardere relating to the unpaid court costs. From these correspondence Parsons learned for the first time that Turley had failed to send him two critical correspondences from Gardere to Turley in which Gardere reminds Turley that he had failed to file a timely bill of costs and had no legal basis now for recovering any of Parsons' court costs. Parsons immediately instructed Turley to accept Gardere's offer of less than half the costs Parsons had paid. When Parsons discovered Turley's error, Parsons immediately fired Turley. Subsequently, Gardere refuse to pay any of the costs Parsons was owed.[61]

Parsons countered the DuPont motion for release from judgment with a motion to enforce the judgment, requesting that court order DuPont to pay the amount specified in the final judgment that had been explicitly calculated by AIG, Rose and Turley in the supercedes bonds they had endorsed. In December 1997, a hearing was held to resolve the remaining dispute in *Parsons v. DuPont*. A few week later the court issued its opinion that DuPont owed Parsons $50,000 in additional interest. However, while it was within the discretion of the court to do so, the court would not order DuPont to pay

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60 Turley was under standing instructions from the day he was hired to copy Parsons on all correspondence that Turley received or generated in Parsons cases.

61 In August 1996, Rose and Turley believed that paying Parsons most of the money he was owed would silence Parsons demands for the remaining interest and court costs that he had been shorted. When this did not happen, Turley told Parsons that he was continuing to negotiate with Rose on getting Parsons court costs.

Rose and AIG knew that Turley held a $10,000,000 AIG legal malpractice policy. Rose and AIG also knew that Turley had committed multiple counts of legal malpractice against Parsons during Turley's handling of *Parsons v. DuPont*, the least damaging to Parsons being Turley's failure to timely file a bill of costs for approximately $50,000. Rose and AIG was were willing pay the $50,000 in court costs if that would prevent Parsons from making a claim against Turley's $10,000,000 AIG malpractice policy.

When Rose and AIG discovered that Parsons was investigating a major legal malpractice claim against Turley, Turley had lost his leverage in negotiating for AIG to pay the court costs to avoid a claim against Turley's AIG malpractice policy.

the court costs pursuant to the final judgment, because Turley had failed to file a timely bill of costs.

Parsons appealed the district courts ruling to the Fifth Circuit Court of Appeals. Parsons argued that the supercedes bonds were judicial admissions by DuPont, or alternatively, that the lower court erred in calculating the amount of prejudgment interest Parsons was owed pursuant to Texas law Tex.Rev.Civ.Stat.Art. 5069-1.05. The appellate court issued its final mandate in *Parsons v. DuPont* on December 31, 1999.

Facts Relating to Fraud Conspiracy – LOWT, Carrington and Greenberg

In late 1997, Greenberg and Motsenbocker began formally investigating Parsons malpractice claims against Turley through ancillary litigation under TRCP Rule 202. Turley was represented by Barbara M. G. Lynn ("Lynn") with Carrington Coleman Sloman & Blumenthal, LLP ("Carrington") in these proceedings and the resulting litigation. Greenberg deposed Cardamone and another pilot in Wilmington in late 1997. Greenberg deposed Catterson and others in Houston in early 1998. From Catterson's 1998 deposition, Parsons learned for the first time that Fox had suffered from alcoholism[62] and that DuPont and Conoco had actual notice of Fox's alcoholism before he left Houston on the fatal flight.

Parsons now realized that if Turley had discovered and been willing to use this evidence in his prosecution of *Parsons v. DuPont* that he could have easily had Conoco joined as a defendant and proven beyond reasonable doubt that DuPont and Conoco had been guilty of gross negligence under the Texas standard.

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[62] Pursuant to 1991 Federal Aviation Regulation §67.13 (d) (1) (i) (c).

Parsons now believed that DuPont and Conoco had willfully withheld the parts of Fox's medical records that showed Fox suffered from alcoholism to defraud Parsons and the other victims' families of their legitimate gross negligence claims against the companies. Because Parsons knew that DuPont and Conoco had been intimately involved in the efforts to recover of Fox's remains and the original CVR recording, Parsons now suspected that the companies also destroyed this evidence that would have pointed to Fox's mental and physical incapacitation as a cause of the plane crash.

Parsons sent Cameron to Malaysia to find evidence supporting his suspicions. Cameron found: (1) CID report stating that Fox's remains were recovered and brought to Queen Elisabeth Hospital; (2) Malaysian death certificate stating that Fox died of multiple blunt force injuries; (3) copy of the CID videotape documenting the recovery of Fox's remains at the crash site; and (4) police officer in charge of the CID team. The police officer showed Cameron the videotape of the CID team's work and opined that the first two body-bags airlifted from the crash site on September 10, 1991, contained the pilot and the copilot.

Cameron also obtained a copy of the final report of the DCA investigators in Kuala Lumpur who had done the official investigation of the plane crash. The DCA report stated that Conoco was the operator of the plane, not DuPont as Rose had told the federal court.

After Cameron reported what he had learned to Parsons, Parsons realized that DuPont and Conoco had conspired since September 1991 to destroy evidence of Fox's alcoholism and the companies knowledge of Fox's alcoholism before the plane crash. Parsons also realized that AIG, Rose and Turley had participated in a conspiracy to keep the court from hearing any of the evidence Cardamone had given Turley relating to DuPont and Conoco mismanagement of pilots, or any of the evidence that Parsons pointed out to Turley relating to Fox's probable glucose metabolism disorder.

Parsons believed that if this evidence and the evidence that this evidence was suppressed would have been a predicate for sever sanctions against the companies and lawyers for spoliation of evidence and/or fraud upon the court.[63]

On June 12, 1998, Greenberg and Motsenbocker filed suit against Turley, *Parsons v. Turley*, alleging among other things, that Turley negligently failed (1) to discover and use the evidence of Fox's alcoholism; and (2) to sue both DuPont and Conoco in state court. Greenberg faxed the complaint to Lynn with a letter proposing that if Turley agreed to a meeting between Turley, Turley's lawyers and Turley's insurer; and Parsons and Parsons' lawyers to discuss a settlement of the case; then, Greenberg would delay his request to issue and serve citation on Turley.

However, Lynn and Turley never intended to negotiate settlement with Parsons. Instead, Lynn and Turley conspired[64] to have Greenberg delay the service of citation until after July 18, 1998, when they believed that limitations would bar Parsons' claims.

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[63] The frauds against the several federal agencies involved in the investigation of the crash, the court may have referred the matter to the Department of Justice for investigation and prosecution.

Citing "a pattern of concealment and misrepresentation", US District Judge J. Robert Elliott ordered record-breaking sanctions against DuPont (see "DuPont Fined $101 Million by Judge For Withholding Data In Benlate Case"; Page B2, Wall Street Journal, August 23, 1995). Judge Elliott stated in his opinion:

> "It is clear that DuPont continues to evidence an attitude of contempt for the court's orders and processes and to view itself as not subject to the rules and orders affecting all other litigants. Put in layman's terms, DuPont cheated. And it cheated consciously, deliberately and with purpose. DuPont committed a fraud in this court, and this court concludes that DuPont should be, and must be severely sanctioned if the integrity of the court system is to be preserved."

[64] Sawicki was a party to some of Lynn's and Turley's conspiratorial discussions. After Sawicki left LOWT and had his own legal dispute with Turley, Sawicki called Greenberg to tell him about the conspiracy.

Lynn knew that Greenberg knew that she was a leading candidate for appointment by the Clinton Administration to be a district judge on the United States District Court for the Northern District of Texas. Turley and Lynn conspired to abuse Greenberg's support for Lynn's political appointment and confirmation to create a legal defense for Turley.

First, Lynn waited until July 1, 1998, to call Greenberg regarding the proposal he had made in his June 12, 1998, letter. In the telephone conversation, Lynn asked Greenberg to delay the meeting Greenberg had proposed until July 21, 1998, to accommodate her schedule for interviews related to her prospective job. Greenberg agreed to the delay, thereby sacrificing Parsons' interests for his political interest in having his friend Lynn obtain a political appointment and congressional confirmation. Greenberg thereby entered into Lynn's and Turley's conspiracy to defraud Parsons of his day in court.

On July 21, 1998, Parsons, Greenberg, Motsenbocker and Powell meet with Lynn and a representative of CCIC. Turley, who had the settlement authority under the CCIC policy, did not appear. Greenberg presented an outline of the case against Turley including facts gathered in Catterson's deposition under the TRCP Rule 202 ancillary litigation. Greenberg ended his presentation by asking Lynn and the CCIC representative to consider tending the CCIC policy limits to avoid litigating the issues. Lynn responded that she needed discuss Greenberg's proposal with Turley.

Finally, on August 13, 1998, after he realized Lynn's and Turley's deceit, Greenberg requested the issuance of citation. However, Turley evaded service of citation until Greenberg requested service through Lynn on September 22, 1998.

Subsequently, Lynn filed a motion for summary judgment arguing that Parsons' suit was barred by limitations. Lynn used two "fact" scenarios in her legal arguments. Either Parsons fired Turley when he hired Powell in January 1995, and limitations barred suit after January 1997. [*Murphy v. Campbell*, 964 S.W.2d 265 (Tex. 1996)] Or, the appeal that ended with mandate on July 18, 1996, concluded *Parsons v. DuPont*,[65] and limitations bars suit after July 18, 1998. [*Hughes v. Mahaney & Higgins, 821 S.W.2d 154 (Tex. 1991)*] In her second scenario, Parsons would have to sue <u>and</u> serve notice of citation on Turley by July 18, 1998. Although Greenberg had filed suit against Turley on June 12, 1998, Greenberg failed to serve Turley until September 22, 1998. Without opinion, District Court Judge Martin E. Richter granted Lynn's motion for summary judgment. Parsons appealed to the 5th Court of Appeals.

On August 11, 2000, Texas 5th Court of Appeals issued its opinion, written by Justice David L. Bridges, sustaining Richter's opinion. Bridges wrote that the appellate court found that Parsons had fired Turley in January 1995, and, pursuant to *Murphy* limitations barred suit after January 1997.

Parsons appealed to the Supreme Court of Texas, arguing that *Hughes* applied in legal malpractice cases and not *Murphy.* The Texas Supreme Court agreed with Parsons and, on June 19, 2001, remanded *Parsons v. Turley* to the 5th Court of Appeals with instructions to follow the October 11, 2000, opinion in *Apex Towing Company, et al v. William M. Tolin, III, et al.* In *Apex*, the Texas Supreme Court reaffirmed the bright-rule that it had established in *Hughes*.

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65 Lynn knew from taking Parsons deposition in 1998, that Parsons v. DuPont was still on appeal before the Fifth Circuit Court of Appeals.

"We conclude that *Murphy* did not modify the rule we announced in *Hughes*, and today we reaffirm that rule: When an attorney commits malpractice in the prosecution or defense of a claim that results in litigation, the statute of limitations on a malpractice claim against that attorney is tolled until all appeals on the underlying claim are exhausted or the litigation is otherwise finally concluded."

"We continue to believe, however, that in the area of limitations, bright-lines rules generally represent the better approach, and that the policy reasons underlying the *Hughes* rule appropriately balance the competing concerns of the need to bar stale claims and avoid prejudice to defendants yet preserve a reasonable opportunity for plaintiffs to pursue legitimate claims."

<u>"[W]ithout re-examining whether the policy reasons behind the tolling rule apply in each legal-malpractice case matching the *Hughes* paradigm, courts should simply apply the *Hughes* tolling rule to the category of legal-malpractice cases encompassed within its definition."</u>

In their post-remand brief, Greenberg and Motsenbocker failed to argue that the application of the bright-line rule defined in *Apex* to the facts in *Parsons v. Turley* meant that limitation on Parsons suing Turley ran out only after December 31, 2000, two years after mandate issued in the last appeal in *Parsons v. DuPont*, on December 31, 1998.

Nevertheless, in late May 2003, almost two years after the *Parsons v. Turley* had been remanded to the Texas 5th Court of Appeals, Parsons had to ask Greenberg to call the clerk of the appellate court to ask what the happening with his case. An assistant clerk told Greenberg that for unknown reasons *Parsons v. Turley* had not been even submitted to the panel for review. The next day, the docket sheet for *Parsons v. Turley* indicated that the case had been submitted that day.[66]

On June 23, 2003, the Texas 5th Court of Appeals issued its opinion on remand in *Parsons v. Turley*. Inexplicably, the appellate court again sustained Richter's opinion. Bridges writing again, stated the facts correctly: (1) the first appeal in *Parsons v. DuPont* ended with mandate on July 18, 1998 and (2) the second appeal in *Parsons v. DuPont* ended after the first appeal. (Bridges cited no date for the conclusion of this appeal.) Bridges stated the applicable law as he had been instructed by the Supreme Court: *Apex* was the applicable law in *Parsons v. Turley*. In particular, limitations on Parsons claims were tolled only after all appeals on the underlying claim had been exhausted. However, Bridges takes the date of the conclusion of the first appeal as the date of the conclusion of *all* appeals (Bridges' emphasis) in *Parsons v. DuPont*. Bridges proceeds to conclude that because Greenberg had failed to serve citation on Turley until September 22, 1998, more than two years after the conclusion of the first appeal in *Parsons v. DuPont*, that Parsons suit against Turley was barred by limitations. [109 S.W.3d 804 (Tex. App.--Dallas 2003, pet. den.)]

Parsons instructed Greenberg and Motsenbocker to immediately file a motion for reconsideration pointing out Bridges' blatant error. Although Greenberg and Motsenbocker filed the motion for reconsideration, Bridges personally ruled on the motion and denied it. Parsons' Petition for Review to the Texas Supreme Court was denied, and mandate issued in the appeal on June 23, 2004.

[66] Months later, to cover-up the court's error, the "Submitted" entry was predated to September 11, 2001.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConocoPhillips
Incoming letter dated January 3, 2008

The proposal would have the board of directors establish a committee of non-employee members to oversee an investigation of company involvement since 1988 with states that have sponsored terrorism, provide funds to hire an independent firm to serve as special counsel to shareholders to investigate such involvement, and have the special counsel provide a report to the board and investors.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ConocoPhillips relies.

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END